As filed with the Securities and Exchange Commission on September 7, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE NEWARK GROUP, INC.

(Exact name of registrant as specified in its charter)

New Jersey	2631	22-2884844
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20 Jackson Drive

Cranford, New Jersey 07016

(908) 276-4000

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

David M. Ascher

Vice President

General Counsel and Secretary

The Newark Group, Inc.

20 Jackson Drive

Cranford, New Jersey 07016

(908) 276-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Alan Wovsaniker, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler PC

65 Livingston Avenue

Roseland, New Jersey 07068

(973) 597-2500

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Note(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
9 3/4% Senior Subordinated Exchange Notes due 2014	$175,000,000	100%	$175,000,000	$22,173

(1)	Calculated pursuant to Rule 457(f)(2) under the Securities Act based on the book value as of August 31, 2004 of the New Notes to be issued by the registrant in the exchange described herein. The fee was paid on September 3, 2004

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. The exchange offer will not commence until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 7, 2004

PROSPECTUS

The Newark Group, Inc.

Offer to Exchange

9 3/4% Senior Subordinated Exchange Notes due 2014

for all Outstanding

9 3/4% Senior Subordinated Notes due 2014

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the exchange offer), $175,000,000 aggregate principal amount of our 9 3/4% Senior Subordinated Exchange Notes due 2014, or the New Notes, for $175,000,000 aggregate principal amount of our issued and outstanding 9 3/4% Senior Subordinated Notes due 2014, or the Old Notes, and, collectively with the New Notes, the Notes.

The New Notes:

The terms of the New Notes are substantially identical to the Old Notes, except that some of the transfer restrictions and registration rights relating to the Old Notes will not apply to the New Notes. We will pay interest on the New Notes semi-annually on March 15 and September 15 of each year, beginning September 15, 2004. The New Notes will mature on March 15, 2014. We cannot redeem the New Notes before March 15, 2009, except as described below. On or after that date, we may redeem them at specified prices. However, on or before March 15, 2007, we may redeem up to 35% of the original principal amount of the New Notes at 109.75% of their face amount, plus accrued interest, with money we raise from certain public equity offerings. The New Notes will rank junior in right of payment to all of our existing and future senior debt and equal in right of payment with all of our existing and future senior subordinated debt. The New Notes will not be guaranteed by any of our subsidiaries, and will therefore be effectively subordinated to all liabilities of our subsidiaries. If we experience certain changes of control, we must offer to purchase the New Notes at 101% of their face amount, plus accrued interest.

The Exchange Offer:

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2004, unless extended. Subject to the satisfaction or waiver of specified conditions, we will exchange the New Notes for all Old Notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. Tenders of Old Notes may be withdrawn at any time before the expiration of the exchange offer. We will not receive any proceeds from the exchange offer.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. See “Plan of Distribution.”

The exchange offer involves risks. See “ Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with any information or represent anything not contained in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell the New Notes in any jurisdiction where an offer or sale is not permitted.

AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE

Although we are not subject to the informational requirements of the Exchange Act (other than an annual report on Form 10-K for the fiscal year in which the registration statement of which this prospectus forms a part is declared effective), we have agreed, for so long as any of the Notes remain outstanding, to furnish the holders with the following information:

(1) All annual and quarterly financial information that would be required to be contained in a filing with the SEC on Forms 10-K and 10-Q, if we were required to file those forms, and, with respect to the annual information only, a report thereon by our independent certified public accountants.

(2) All reports that would be required to be filed with the SEC on Form 8-K, if we were required to file those reports.

From and after the time a registration statement with respect to the Notes is declared effective by the SEC, we will file such information with the SEC, provided that the SEC will accept such filing.

You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330.

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We also file information electronically with the SEC. Our electronic filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

To request a copy of any or all of these documents, you should write to us at our principal executive office at the following address:

The Newark Group, Inc.

20 Jackson Drive

Cranford, New Jersey 07016

Attn. Secretary

We have filed a registration statement with the Commission relating to the New Notes described in this prospectus. This prospectus is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the New Notes. The registration statement may contain additional information that may be important to you.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the exchange offer will be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from their date of filing.

Any statement contained in a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is incorporated in this prospectus modifies or replaces such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide without charge to each person to whom a copy of this prospectus has been delivered, or who makes a written request, a copy of any and all of the documents incorporated by reference in this prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing to us at the above address.

In addition, for so long as any of the Notes remain outstanding we agreed under the indenture to make available to any record holder, securities analysts and prospective investors, upon their request, the information required by Rule 144(d)(4) under the Securities Act, during any period we are not subject to Section 13 or 15(d) of the Exchange Act.

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PROSPECTUS SUMMARY

This summary highlights information that we believe is especially important concerning our business and this exchange offer. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. You should carefully read the entire prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding to participate in the exchange offer. In this prospectus, unless indicated otherwise, “The Newark Group,” “we,” “us” and “our” refer to The Newark Group, Inc., the issuer of the Notes, together with its subsidiaries.

On March 12, 2004, we completed the private offering of an aggregate principal amount of $175,000,000 of the Old Notes. We entered into a registration rights agreement with the initial purchasers of the Old Notes in which we agreed, among other things, to deliver to you this prospectus and to offer to exchange your Old Notes for New Notes with substantially identical terms. If we do not complete the exchange offer by December 7, 2004, additional interest shall accrue on the Notes. You should read the discussion under the heading “Description of the New Notes” for further information regarding the New Notes.

We believe the New Notes issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resale of the New Notes.

Our Company

The Newark Group, founded in 1912, is an integrated producer of 100% recycled paperboard and paperboard products with leading market positions in North America and Europe. We primarily manufacture folding carton, core board and industrial converting grades of paperboard, and are among the largest producers of these grades in North America. We are also a leading producer of laminated products and graphicboard in North America and Europe as well as a major producer of tubes, cores and allied products in North America. We supply our products to the paper, packaging, stationery, book printing, construction, plastic film, furniture and game industries. In addition, we are engaged in the collection, trading and processing of recovered paper in North America, and believe that we are among the five largest participants in this industry. We have more than 8,000 customers worldwide and our relationships with our top 70 customers, as measured by sales, average in excess of 17 years. No single customer accounted for more than 3.1% of our sales in 2004.

We operate in three segments—Paperboard, Converted Products, and International—and our products can be categorized into five product lines: (i) recovered paper; (ii) 100% recycled paperboard; (iii) laminated products and graphicboard; (iv) tubes, cores and allied products; and (v) solidboard packaging products. In our Paperboard segment we handle recovered paper and manufacture grades of recycled paperboard used in the production of folding cartons, rigid boxes, tubes and cores and other products. In our Converted Products segment we convert paperboard into tubes, cores and allied products, solidboard packaging and products used for book covers, gameboards, jigsaw puzzles and loose-leaf binders. In our International segment, which consists of a vertically integrated network of facilities in Europe, we produce 100% recycled paperboard, laminated products and graphicboard and solidboard packaging, primarily for the European market. For 2004, we generated sales of approximately $788 million.

Our facilities across North America and Europe provide us with a network of vertically integrated 100% recycled paperboard operations. In North America, our recovered paper operations supply us with substantially all of the recovered paper used in our domestic paperboard mills, which in turn supply us with nearly all of the paperboard needs of our converting operations. In North America, we have 11 recovered paper plants, 11 paperboard mills and 25 converting plants. In Europe, we have two paperboard mills and five converting plants. We also have investments in three paper recovery businesses and two tube and core manufacturers in Europe.

We are a New Jersey corporation and our headquarters are located at 20 Jackson Drive, Cranford, New Jersey 07016. Our telephone number is (908) 276-4000 and our website is located at http://www.newarkgroup.com. The content of our website is not part of this prospectus.

Summary of the Exchange Offer

The summary below describes the principal terms of the exchange offer. The description below is subject to important limitations and exceptions. Please read the section entitled “The Exchange Offer” in this prospectus which contains a more detailed description of the exchange offer.

The Exchange Offer

We are offering to exchange $1,000 principal amount of the New Notes, which have been registered under the Securities Act, for each $1,000 principal amount of the Old Notes, which have not been registered under the Securities Act. We issued the Old Notes on March 12, 2004.

In order to exchange your Old Notes, you must tender them before the expiration date (as described herein). All Old Notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the New Notes on or promptly after the expiration date.

You may tender your Old Notes for exchange in whole or in part in integral multiples of $1,000 principal amount.

Registration Rights Agreement

We sold the Old Notes on March 12, 2004 to Wachovia Capital Markets, LLC, J.P. Morgan Securities Inc., Fleet Securities, Inc. and PNC Capital Markets, Inc., the initial purchasers. Simultaneously with that sale, we signed a registration rights agreement with the initial purchasers relating to the Old Notes that requires us to conduct this exchange offer.

You have the right under the registration rights agreement to exchange your Old Notes for New Notes. The exchange offer is intended to satisfy such right. After the exchange offer is complete, other than in limited circumstances, you will no longer be entitled to any exchange or registration rights with respect to your Old Notes.

For a description of the procedures for tendering Old Notes, see the discussion under the heading “The Exchange Offer—Procedures for Tendering Old Notes.”

Consequences of Failure to Exchange

If you do not exchange your Old Notes for New Notes in the exchange offer, you will still have the restrictions on transfer under the Securities Act and as provided in the Old Notes and in the indenture that governs both the Old Notes and the New Notes. In general, the Old Notes may not be offered or sold unless registered or exempt from registration under the Securities Act, or in a transaction not subject to the Securities Act and applicable state securities laws. We do not plan to register the Old Notes under the Securities Act. See the discussion under the heading “Risk Factors—Risks Related to the Exchange Offer—Holders that do not exchange their Old Notes hold restricted securities, which may restrict your ability to sell your Old Notes.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2004, unless we extend it. In that case, the expiration date will be the latest date and time to which we extend the exchange offer. See the “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Conditions to the Exchange Offer

The exchange offer is subject to conditions that we may waive in our sole discretion. The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. See the discussion under the heading “The Exchange Offer—Conditions to the Exchange Offer.”

We reserve the right in our sole discretion, subject to applicable law, at any time and from time to time:

•	to delay the acceptance of the Old Notes;

•	to terminate the exchange offer if specified conditions have not been satisfied;

•	to extend the expiration date and retain all tendered Old Notes, subject to the right of tendering holders to withdraw their tender of Old Notes; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any respect.

See the discussion under the heading “The Exchange Offer —Expiration Date; Extensions; Amendments.”

Procedures for Tendering Old Notes	If you wish to tender your Old Notes for exchange, you must:

•	complete and sign a letter of transmittal according to the instructions contained in the letter of transmittal; and

•	forward the letter of transmittal by mail, facsimile transmission or hand delivery, together with any other required documents, to the exchange agent, either with the Old Notes to be tendered or in compliance with the specified procedures for guaranteed delivery of the Old Notes.

Specified brokers, dealers, commercial banks, trust companies and other nominees may also make tenders by book-entry transfer.

Please do not send your letter of transmittal or your Old Notes to us. Those documents should only be sent to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See the discussion under the heading “The Exchange Offer—Exchange Agent.”

Special Procedures for Beneficial Owners

If your Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact such person promptly if you wish to tender your Old Notes. See the discussion under the heading “The Exchange Offer—Procedures for Tendering Old Notes.”

Withdrawal Rights

You may withdraw the tender of your Old Notes at any time before the expiration date. To do this, you should deliver a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described under the heading “The Exchange Offer —Withdrawal Rights.”

Resales of New Notes

We believe that you will be able to offer for resale, resell or otherwise transfer the New Notes issued in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	you are acquiring the New Notes in the ordinary course of your business;

•	you are not participating, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes; and

•	you are not an affiliate of The Newark Group, Inc.

Our belief is based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties unrelated to us. The staff of the Commission has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the Commission would make a similar determination with respect to the exchange offer. If our belief is not accurate and you transfer a New Note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, such liability. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes that such broker-dealer acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or other transfer of New Notes. A broker-dealer may use this prospectus for an offer to sell, resell or otherwise transfer New Notes. See the discussion under the heading “Plan of Distribution.”

Exchange Agent

The exchange agent for the exchange offer is [                            ]. The address, telephone number and facsimile number of the exchange agent are provided under the heading “The Exchange Offer —Exchange Agent,” as well as in the letter of transmittal.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the New Notes. See the section “Use of Proceeds.”

U.S. Federal Income Tax Considerations

Your participation in the exchange offer generally will not be a taxable exchange for U.S. federal income tax purposes. You should not recognize any taxable gain or loss or any interest income as a result of the exchange. See the section “Material United States Federal Income Tax Considerations.”

Summary Description of the New Notes

The summary below describes the principal terms of the New Notes. The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the Old Notes are not applicable to the New Notes. The New Notes will evidence the same debt as the Old Notes and will be governed by the same indenture. Please read the section entitled “Description of the New Notes” in this prospectus, which contains a more detailed description of the terms and conditions of the New Notes.

Issuer	The Newark Group, Inc., a New Jersey corporation.

Securities	$175.0 million aggregate principal amount of 9 3/4% Senior Subordinated Notes.

Maturity	March 15, 2014.

Interest	We will pay interest on the New Notes at an annual rate of 9.75%. We will pay interest on the New Notes semiannually, on each March 15 and September 15, beginning on March 15, 2005.

Ranking

The New Notes will be our unsecured senior subordinated obligations and will rank junior in right of payment to our existing and future senior debt. As of April 30, 2004 we had approximately $79.2 million of senior debt outstanding to which the Notes are subordinated. In addition, we had the ability to borrow an additional $65.6 million under our senior secured revolving credit facility, all of which is senior debt. The Notes will rank equal in right of payment with our future senior subordinated debt, and senior to our future subordinated debt. As of April 30, 2004, we had approximately $176.6 million of senior subordinated debt outstanding. The Notes will not be guaranteed by any of our subsidiaries and are therefore effectively subordinated to all existing and future liabilities of our subsidiaries.

Optional Redemption

We may redeem some or all of the New Notes at any time on or after March 15, 2009, at redemption prices described in this prospectus under the caption “Description of Notes—Redemption.” In addition, before March 15, 2007, we may redeem up to 35% of the original principal amount of the New Notes using the proceeds from certain sales of capital stock as described in this prospectus under the caption “Description of New Notes—Redemption.”

Change of Control

Upon the occurrence of a change of control (as described under the caption “Description of New Notes—Change of Control”), we must offer to repurchase the New Notes at 101% of the principal amount of the New Notes, plus accrued and unpaid interest to the date of repurchase.

Basic Indenture Covenants	The indenture governing the New Notes contains covenants limiting our ability and the ability of our restricted subsidiaries to:

•	incur additional debt and issue preferred stock;

•	pay dividends or make other distributions on, redeem or repurchase capital stock;

•	make investments or other restricted payments;

•	enter into transactions with affiliates;

•	engage in sale-leaseback transactions;

•	issue stock of restricted subsidiaries;

•	merge, consolidate or sell substantially all of our assets; or

•	create liens on assets to secure debt.

These covenants will be subject to important exceptions and qualifications which are described in this prospectus under the caption “Description of the New Notes—Certain Covenants.”

You should refer to the section “Risk Factors” for an explanation of some risks of participating in the exchange offer.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth a summary of our consolidated financial and other data as of and for the three fiscal years ended April 30, 2004. The summary consolidated financial data as of and for the three fiscal years ended April 30, 2004 were derived from our audited consolidated financial statements and related notes. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements and notes thereto included elsewhere in this Annual Report.

	2004	2003	2002(1)
	(dollars in thousands)
Income Statement Data:
Net Sales	$787,607	$798,230	$749,969
Cost of sales	693,682	700,270	642,506
Gross profit	93,925	97,960	107,463
Selling, general and administrative expenses	87,086	80,036	86,274
Restructuring and impairment costs (2)	11,978	11,578	6,093
Operating (loss) income	(5,139)	6,346	15,096
Interest expense	16,856	9,394	8,957
Loss on extinguishment of debt (3)	10,824	—	—
Earnings (loss) from continuing operations before income taxes, minority interest, and cumulative effect of accounting changes	(31,881)	679	9,500
Income tax (benefit) expense	(15,990)	308	4,229
Earnings (loss) from discontinued operations (net of tax) (4)	—	(1,802)	173
Cumulative effect of accounting change (net of tax) (5)	(1,765)	14,604	—
Net earnings (loss)	(17,656)	13,169	5,442

Balance Sheet Data:
Cash and cash equivalents	$2,003	$7,007	$—
Working capital (deficit)	63,083	67,479	70,668
Total assets	601,650	603,049	537,416
Total debt	255,789	233,881	225,531
Net debt (6)	253,786	226,874	225,531
Temporary and permanent equity (7)	167,541	186,420	185,486

Other Financial Data
Capital expenditures	24,636	53,818	125,620
Depreciation and amortization	31,524	28,176	38,584

(1)	Reclassifications were made for the discontinued operations of Bertako, S.L., which was sold on August 31, 2002.
(2)	Represents costs associated with permanent closure of locations within the Paperboard and Converted Products segments. See Note 16 to audited consolidated financial statements.
(3)	Part of the March 12, 2004 cost to refinance the Company include extinguishment of debt, which is comprised of $9.9 million for a make-whole payment to prior lenders and $.9 million of deferred financing costs related to the prior debt.
(4)	Includes earnings from operations of Bertako, S.L. prior to the sale of that subsidiary on August 31, 2002, as well as a loss on the sale of Bertako, S.L. in fiscal 2003.
(5)	For 2003, reflects the change in method of depreciating property, plant and equipment from an accelerated method of depreciation to the straight-line method. For 2004, reflects change in method of calculating inventory reserves to a preferable method permitted by GAAP.
(6)	Net debt is defined as total debt less cash and cash equivalents.
(7)	See Notes 8 and 18 to the audited consolidated financial statements for a discussion of certain of our repurchase obligations with respect to our common stock and the resulting classification of the redemption value thereof as temporary equity.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to participate in the exchange offer. These risk factors should be carefully considered in addition to our financial statements. In addition to the following risks, there may also be risks that we do not yet know of or that we currently think are immaterial that may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be adversely affected.

Risks Related to the Exchange Offer

Holders that do not exchange their Old Notes hold restricted securities, which may restrict your ability to sell your Old Notes.

If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer to sell the Old Notes if they are registered under the Securities Act and applicable state securities laws or offered or sold pursuant to an exemption from those requirements. If you are still holding any Old Notes after the expiration date of the exchange offer and the exchange offer has been consummated, you will not be entitled to have those Old Notes registered under the Securities Act or to any similar rights under the registration rights agreement, subject to limited exceptions, if applicable. After the exchange offer is completed, we will not be required, and we do not intend, to register the Old Notes under the Securities Act, other than in limited circumstances. In addition, if you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Old Notes are tendered and accepted in the exchange offer, the trading market, if any, for the Old Notes would be adversely affected.

You must comply with the procedures of the exchange offer or you will be unable to receive New Notes.

You are responsible for complying with all exchange offer procedures. If you do not comply with the exchange offer procedures, you will be unable to obtain the New Notes.

We will issue New Notes in exchange for your Old Notes only after we have timely received your Old Notes, along with a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your Old Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent has any duty to inform you of any defects or irregularities in the tender of your Old Notes for exchange. The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2004, or on a later extended date and time as we may decide. See “The Exchange Offer—Procedures For Tendering Old Notes.”

Even if you obtain the New Notes in exchange for your Old Notes, your ability to transfer the New Notes may be restricted.

Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, we believe that you may offer for resale, resell and otherwise transfer the New Notes without compliance with the registration and prospectus delivery requirements of the Securities Act, subject to certain limitations. These limitations include that you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, that you acquired your New Notes in the ordinary course of your business and that you are not engaging in and do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of your New Notes. However, we have not requested a no-action letter from the Commission regarding this exchange offer and we cannot assure you that the Commission would make a similar determination with respect to this exchange offer. If you are an affiliate of ours, are engaged in or intend to engage in, or have any arrangement or understanding with respect to, a distribution of the New Notes to be acquired in the exchange offer, you will be subject to additional limitations. See “The Exchange Offer—Resales of the New Notes.”

Risks Related to the Notes and our Other Indebtedness

We have substantial debt outstanding and may be able to incur additional indebtedness that could negatively affect our business and prevent us from fulfilling our obligations under the Notes.

As of April 30, 2004, our total consolidated debt was approximately $256 million. Our substantial debt could:

•	make it more difficult for us to satisfy our obligations under the Notes and our other debt;

•	require us to dedicate a substantial portion of our cash flows to pay debt service costs, thereby reducing the availability of cash to fund working capital and capital expenditures and for other general corporate purposes;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	make us more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and

•	place us at a competitive disadvantage as compared to less leveraged companies.

In addition, we may be able to incur substantial additional indebtedness in the future, which may increase the risks described above. Although the terms governing our senior secured revolving credit facility and the indenture governing the Notes contain restrictions on the incurrence of additional indebtedness, debt incurred in compliance with these restrictions could be substantial. For example, we may borrow additional amounts to fund our capital expenditures and working capital needs or we may also incur additional debt to finance future acquisitions. The incurrence of additional indebtedness could make it more likely that we will experience some or all of the risks associated with substantial indebtedness.

If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt.

Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund our operations depends on our ability to generate cash in the future. Our future operating performance is subject to market conditions and business factors that are beyond our control. Consequently, we cannot assure you that we will generate sufficient cash flow to pay the principal, premium, if any, and interest on our debt, including the Notes. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures or that such measures would satisfy our scheduled debt service obligations. In addition, in the event that we are required to dispose of material assets or restructure or refinance our debt to meet our debt obligations, we cannot assure you as to the terms of any such transaction or how quickly such transaction could be completed. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:

•	our financial condition at the time;

•	restrictions in our senior secured revolving credit facility, the indenture governing the Notes and the agreements governing our other indebtedness; and

•	other factors, including the condition of the financial markets and our industry.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	our senior secured lenders could terminate their commitments and commence foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

The Notes are subordinated to our senior indebtedness and are effectively subordinated to our secured indebtedness and structurally subordinated to the indebtedness and liabilities of our subsidiaries and such indebtedness will be entitled to be repaid in full from the proceeds of our assets securing such indebtedness before any payment may be made with respect to our unsecured indebtedness, including the Notes.

The Notes are general unsecured obligations and rank junior in right of payment to all of our existing and future secured debt, including our obligations under our senior secured revolving credit facility. The Notes are effectively subordinated to any existing and future secured debt to the extent of the value of the assets that secure such indebtedness. In the event that we are not able to repay amounts due under our senior secured revolving credit facility because we are declared bankrupt, become insolvent or are liquidated or reorganized or otherwise, any secured indebtedness will be entitled to be repaid in full from the proceeds of our assets securing such indebtedness before any payment may be made with respect to our unsecured indebtedness, including the Notes.

The Notes are not guaranteed by any of our subsidiaries, and therefore are also structurally subordinated to the indebtedness and other liabilities, trade payables and lease obligations of our subsidiaries. As of April 30, 2004, our subsidiaries had approximately $31 million of liabilities outstanding (excluding amounts owed to us), or 7% of our consolidated outstanding liabilities, to which the Notes are structurally subordinated. These subsidiaries represented approximately 19% of our revenues for the fiscal year ended April 30, 2004 and approximately 24% of our total assets as of April 30, 2004. Any right of ours to receive the assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) are subject to the claims of that subsidiary’s creditors, including trade creditors. To the extent that we are recognized as a creditor of that subsidiary, any such claim might still be subordinate to any security interests in the assets of that subsidiary and any indebtedness and other liabilities of that subsidiary senior to that held by us.

Our failure to comply with our covenants could result in an event of default that, if not cured or waived, could result in our being required to repay these borrowings before their due date.

Our ability to incur additional debt, and in certain cases refinance outstanding debt, is significantly limited or restricted under the agreements relating to our existing debt. Our credit agreement governing our senior secured revolving credit facility and the indenture governing the Notes contain covenants that, among other things, limit our ability to:

•	incur liens or make negative pledges on our assets;

•	merge, consolidate or sell substantially all of our assets;

•	incur additional indebtedness;

•	pay dividends or repurchase or redeem capital stock and prepay other debt;

•	make investments and acquisitions;

•	enter into certain transactions with affiliates;

•	make capital expenditures;

•	materially change our business;

•	sell assets;

•	amend our debt and other material agreements;

•	make investments in unrestricted subsidiaries; or

•	restrict distributions from our subsidiaries.

In addition, the credit agreement governing our senior secured revolving credit facility requires us to meet specific financial tests. Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we were unable to make this repayment or otherwise refinance these borrowings, our lenders could foreclose on our assets, which would prohibit us from making any payments on our other indebtedness, including the Notes. We cannot assure you that a refinancing would be possible or that any additional financing could be obtained on acceptable terms.

We may not have sufficient funds or be permitted by our credit facility to purchase the Notes upon a change of control.

Upon the occurrence of a change of control, as defined in the indenture governing the Notes, we will be required to make an offer to purchase all of the outstanding Notes. We cannot assure you that we will have sufficient funds or will be able to arrange for additional financing to pay the principal amount or repurchase price of the Notes, or that restrictions in the credit agreement governing our senior secured revolving credit facility or other indebtedness that we may incur in the future would permit us to make the required repurchase. The covenants in our senior secured revolving credit facility will not permit us to make the required repurchase upon a change of control. In the event that a change of control occurs at a time when we are prohibited from repurchasing the Notes, we could attempt to obtain the consent of the lenders under those arrangements to purchase the Notes or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repurchase the Notes. In that case, our failure to repurchase any tendered Notes would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of other indebtedness. In addition, a change of control under the Notes would also be deemed a change of control under our senior secured revolving credit facility, which result in a default under such facility.

There is currently no active trading market for the Notes. If we are unable to complete the exchange offer or an active trading market for the Notes does not develop, the holders of the Notes may not be able to resell them.

The New Notes will constitute a new class of securities for which there is no established public trading market, and there can be no assurance as to:

•	the liquidity of any such market that may develop;

•	the ability of the holders of the Notes to sell their Notes; or

•	the price at which the holders of the Notes would be able to sell their Notes.

If such a market were to develop, the Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including

•	prevailing interest rates;

•	the market for similar Notes; and

•	our financial performance and the performance of our subsidiaries.

In addition, the market for non-investment grade securities has historically been subject to disruptions that have caused price volatility independent of operating and financial performance of the issuers of these securities. It is possible that the market for the Notes will be subject to these kinds of disruptions. Accordingly, declines in the liquidity and market price of the Notes may occur independent of our operating and financial performance.

We are required to complete an exchange offer for the Old Notes under an effective registration statement under the Securities Act by December 7, 2004. However, we cannot assure you that the exchange offer will occur within the required time period or whether an active trading market for the Notes will develop. The SEC has broad discretion to determine whether any registration statement will be declared effective and may delay or deny the effectiveness of any registration statement that we file for a variety of reasons. Failure to have the registration statement declared effective could adversely affect the liquidity and price of the Notes. If we do not comply with our registration obligations with respect to the Notes in a timely manner, we will be obligated to pay additional cash interest on the Notes.

The Notes trade in The Portal Market. We do not intend to list the Notes on any national securities exchange or to seek their quotation on any automated dealer quotation system. Although the initial purchasers of the Notes advised us that they intended to make a market in the Notes following the offering of the Notes, the initial purchasers are not obligated to do so, and market-making activity with respect to the Notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to limitations imposed by federal securities laws, and may be limited during the pendency of the applicable registration statement that we are obligated to file. There can be no assurance as to the development or liquidity of any market for the Notes. See “Exchange Offer; Registration Rights.”

Risks Related to our Business

We have been operating our Fitchburg, Massachusetts paperboard mill at a substantial loss and if we are unable to meet our operational goals, or if we are required to make significant additional expenditures, our losses could continue and our expenses could increase.

In June 2000, we acquired an inactive paper mill in Fitchburg, Massachusetts that contained some necessary infrastructure for a new paperboard mill, and began the process of designing, purchasing and installing two new paper machines and auxiliary equipment necessary to manufacture graphicboard. We began testing the new paperboard mill’s production in March 2002, but did not produce product of acceptable quality until October 2002 and not in material amounts until March 2003. The start-up process was longer and more expensive than we had expected and budgeted for, due to design and production issues that resulted in inconsistent product quality and speed of production. The operating results at the Fitchburg mill continue to be adversely affected by production issues that impact product quality, consistency and volumes. Through April 30, 2004, we had capital expenditures totaling approximately $175 million in connection with the Fitchburg mill. See “Business—Our Process and Our Products—Paperboard Segment—Fitchburg Paperboard Mill.”

After delays in the start-up of this facility, the assets of the Fitchburg mill were put into service in June 2003. We had an operating loss at the Fitchburg mill for 2004 of approximately $11.1 million of which $7.3 million were non-cash depreciation charges. While we believe these losses will eventually abate, we believe we will continue to suffer operating losses at the Fitchburg mill in 2005 in spite of improvements in productivity during 2004.

No assurances can be given as to whether or when we will resolve the various technological problems and raise productivity at the Fitchburg mill to a level necessary to achieve profitability at this facility. If we are unable to meet our operational goals, or if we are required to make significant additional expenditures, our losses could continue and our expenses could increase.

If we do not increase production and sales of our new grade of graphicboard and other products manufactured at the Fitchburg paperboard mill, our per unit costs will not decrease, which could continue to adversely affect our profitability.

In order to better utilize the capacity of the Fitchburg mill, we will need to increase sales of our new graphicboard to existing as well as new customers and, to a lesser extent, develop new markets for this product and new products that can be manufactured utilizing the technology at the Fitchburg mill. We may not be able to increase sales of our new grade of graphicboard or additional products. If we do not increase sales of product from the Fitchburg mill, we will not operate the facility at optimal production levels, and, as a result, we will not be able to decrease our per unit costs, which could continue to adversely affect our profitability.

We rely on the operating capacity of our Fitchburg paperboard mill to manufacture our new grade of graphicboard for our customers and for our converting facilities and, as a result, our revenues would be adversely affected if operations at this facility were limited.

We rely exclusively on our Fitchburg mill to produce our new grade of graphicboard, which represented approximately 39% of our graphicboard sold to third parties in North America during 2004. Our reliance on the Fitchburg mill will increase to the extent sales of our new grade of graphicboard increase. In addition, we have closed certain mills over the last three years in reliance on the operating capacity of our Fitchburg mill. If the production of this facility were significantly reduced or became unavailable as a result of a natural or man-made disaster, labor dispute or any other reason, we may not be able to supply our new grade of graphicboard to our customers on a timely basis or at all and may not be able to satisfy the needs of our converting plants. As a result, our revenues and our relationships with our customers would be materially adversely affected.

Market fluctuations in the availability and costs of raw materials are beyond our control and may adversely affect our business by increasing our costs.

Our primary raw material is recovered paper. The cost of recovered paper has fluctuated greatly because of factors beyond our control, such as market and economic conditions and seasonality. For example, our North American recovered paper cost per ton produced, defined as the sum of purchased recovered paper and related shipping, handling and administrative expenses divided by tons produced, averaged $75, $102 and $99 in 2002, 2003 and 2004, respectively. Increases in the cost of recovered paper can significantly reduce our profitability. Although we have historically attempted to raise the selling prices of our products in response to raw material price increases, when raw material prices increase rapidly or to significantly higher than normal levels, we are not always able to pass the price increases through to our customers on a timely basis, if at all, which adversely affects our operating margins and profitability. We experience a reduction in margin during all periods of cost increases due to customary time lags in implementing our price increases. We cannot assure you that we will be able to recover any future increases in the cost of recovered paper. Even if we are able to recover future cost increases, our operating margins and results of operations may still be materially and adversely affected by time delays in the implementation of price increases. In addition, we rely on our contractual and other relationships with certain of our suppliers, such as municipalities, to ensure availability at lower costs. If we are unable to maintain these relationships, the cost of our raw materials could increase, which could adversely affect our operating margins and profitability. See “Business—Raw Materials.”

Our operating margins and profitability may be adversely affected by rising energy costs.

Excluding recovered paper and labor, energy is our most significant manufacturing cost, especially in producing paperboard. Energy costs consist of electrical and fuel purchases used to generate steam for use in the paperboard making process and to operate our paperboard machines and other equipment. The average energy cost in our North American mill system (excluding the Fitchburg mill) has increased substantially in recent years, averaging from approximately $43 per ton in 2000 to $62 per ton in 2004. Energy costs at our Fitchburg mill have averaged approximately $139 per ton since being placed in service in June 2003, primarily due to lower than expected production and efficiency. This increase in cost in our North American mill system was due to increases in natural gas, fuel oil and electricity prices. Energy costs have increased significantly since October 2003.

Although we have historically attempted to raise the selling prices of our products in response to energy price increases, in instances where energy prices have increased rapidly or to significantly higher than normal levels, we are not always able to pass the price increases through to our customers on a timely basis, if at all, which adversely affects our operating margins and profitability. As a result, our operating margins and profitability have been adversely affected. We experience reduction in margins during all periods of cost increases due to customary time lags in implementing our price increases. We expect that energy prices may continue to rise in response to conditions in the Middle East, natural gas shortages in the United States and other economic conditions and uncertainties regarding the outcome and implications of such events. Although we continue to focus on controlling our energy costs, and consider ways to factor energy costs into our pricing, we cannot assure you that we will be able to pass increased energy costs through to our customers. In addition, we attempt to limit our energy price risk by buying forward contracts for some of our future energy requirements, but cannot assure you that these activities will adequately protect us. As a result, our operating margins and results of operations could be adversely affected. See “Business—Raw Materials.”

The cyclicality of our industry could negatively impact our sales volume and revenues and our ability to respond to competition or take advantage of business opportunities.

Our operating results tend to reflect the general cyclicality of the business in which we operate. The general cyclical and capital-intensive nature of our industry has contributed to price competition and volatility within the industry. Prices for our products may decline due to weak customer demand or increased production by our competitors. In the last three years, we have taken downtime and have closed five paperboard mills based on prevailing market demand for our products, and we may continue to take downtime at our existing facilities or close additional mills, which could adversely affect our operating results and cash flows. Future decreases in prices for our products would adversely affect our operating results. These factors, coupled with our leveraged financial position, may adversely affect our ability to respond to competitive pressures and to other market conditions or to otherwise take advantage of business opportunities. See “Business—Competition.”

Our industry is highly competitive and price fluctuations and volatility could diminish our sales volume and revenues.

The industry in which we operate is highly competitive. Our competitors include large, vertically integrated paperboard and packaging companies, including Rock-Tenn Company, Caraustar Industries, Inc. and Sonoco Products Company in North America and Stora Enso Oyj, Kappa Packaging and Jefferson Smurfit Corporation in Europe, along with numerous smaller paperboard and packaging companies. We also compete indirectly with manufacturers of similar products using other materials. The industry in which we compete is particularly sensitive to price pressure, as well as other factors including innovation, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. Some of our competitors are less leveraged than we are and have access to greater resources. These companies may be able to adapt more quickly to new or emerging technologies, respond to changes in customer requirements and withstand industry-wide pricing pressures. If our facilities are not as cost efficient as those of our competitors or if our competitors lower prices, we may need to temporarily or permanently close such facilities, which would negatively affect our sales volume and revenues. See “Business—Competition.”

Our business and financial performance may be adversely affected by changes in demand in consumer non-durable consumption or reductions in demand for packaging materials.

Demand for our products is primarily driven by consumer non-durable consumption. Any decrease in this consumption will result in decreased demand for our products. To a lesser extent, downturns in industrial demand or increases in imports may also decrease demand for our products. Our business has been adversely affected in recent periods by a general slow down in the economy, which has resulted in decreased demand for consumer non-durable and industrial products. These conditions are beyond our ability to control, but have had, and will continue to have, a significant effect on our sales and results of operations.

In addition, as the trend to reduce the amount of packaging materials continues, demand for our products may be adversely affected, reducing our revenues and adversely affecting our results of operations.

We may pursue acquisitions that prove unsuccessful or strain or divert our resources.

Historically, we have grown our business, revenues and production capacity principally through acquisitions. Although we are currently focused on optimizing our Fitchburg operations and are not actively pursuing any acquisitions, we expect to continue evaluating and pursuing, subject to available funding, acquisition, joint venture and strategic investment opportunities that would increase our vertical integration and that would be complementary to our existing operations. Acquisitions, joint ventures and strategic investments present risks that could adversely affect our earnings, including:

•	the assumption of unanticipated liabilities and contingencies;

•	the diversion of management’s attention;

•	the integration of the operations and personnel of the acquired business; and

•	the possible reduction of our reported earnings because of:

•	increased interest costs;

•	issuances of additional debt; and

•	difficulties in integrating acquired businesses.

Our inability to address effectively these risks could force us to incur unanticipated expenses or otherwise adversely affect our results of operations.

Our revenues and earnings could be adversely affected by foreign regulations and changes in economic conditions in the foreign countries in which we operate our business.

We have manufacturing operations in Europe where we derived approximately 18% of our net sales for 2004. Conducting an international business inherently involves a number of difficulties and risks that could adversely affect our ability to generate revenues and could subject us to increased costs. Significant factors that may adversely affect our revenues and increase our costs include:

•	currency fluctuations, which could cause an increase in the price of the raw materials used in our products and a decrease in the selling price of our products, both of which would decrease our profits;

•	more stringent restrictions on our ability to invest or adjust our work force levels; and

•	economic downturns which could adversely affect our ability to deliver our products to our customers for a profit.

We have experienced, and may in the future experience, many of these risks and cannot predict the effect of any particular risk on our operations. However, any of these factors may materially adversely affect our revenues or increase our operating expenses. In addition, many of our customers operate in foreign countries and are subject to these and other risks, all of which may adversely affect their production and their need for our products. In the event our customers reduce the amount of our products that they purchase, our revenues and operating results would be adversely affected.

Our business is seasonal and weather conditions could have an adverse effect on our revenues and operating results.

Certain of our products are used by customers in the packaging of food products, primarily fruits and vegetables. Due principally to the seasonal nature of certain of these products, sales of our products to these customers have varied from quarter to quarter. In addition, poor weather conditions that reduce crop yields of packaged food products and adversely affect customer demand for food containers can adversely affect our revenues and our operating results. Our overall level of sales and operating profit have historically been lower in our third quarter, ended January 31, due in part to closures by us and our customers for the Thanksgiving, Christmas and New Year’s holidays and to the cyclicality of the demand for our products.

If negotiations for renewals of our various labor agreements are not successful, our operations could be subject to interruptions, which would adversely affect our revenues and cash flows.

A significant number of our employees in North America are governed by 18 collective bargaining agreements covering 18 facilities that expire between August 31, 2004 and January 15, 2009, with three of these agreements expiring in calendar year 2004. Substantially all of our employees at our facilities outside of North America are governed by agreements that expire between September 1, 2006 and December 31, 2007. If we are unable to successfully renegotiate the terms of any of our agreements or an industry association is unable to successfully negotiate a national agreement when they expire, or if we experience any extended interruption of operations at any of our facilities as a result of strikes or other work stoppages, our revenues and cash flows could be adversely affected. See “Business—Employees.”

We are controlled by a few principal stockholders who have the ability to determine the election of our directors and the outcome of all other issues submitted to our stockholders, whose interests may not be aligned with ours or the holders of the Notes.

Edward K. Mullen, our vice chairman, and his son Robert H. Mullen, our chief executive officer and president, and their respective affiliates beneficially own approximately 77% of our outstanding common stock. As a result, the Mullen family is able to control the actions and policies of our company, including:

•	electing a majority of our directors; and

•	approving mergers, sales of assets or other significant corporate transactions or matters submitted for stockholder approval.

The interests of these owners may differ from ours or the holders of the Notes in significant respects. For example, they may wish to pursue acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to the holders of the Notes. See “Security Ownership of Certain Beneficial Owners and Management.”

We are subject to many environmental laws and regulations that require significant expenditures for compliance and remediation efforts, and changes in the laws could increase those expenses and adversely affect our profitability.

Our operations are subject to a broad range of federal, state, local and foreign environmental, health and safety laws and regulations governing, among other things, air emissions, wastewater and stormwater discharges and the use, management and disposal of hazardous and non-hazardous material and waste. These requirements are complex, affect our day-to-day operations and tend to become more stringent over time. There can be no assurance that we have been or will be at all times in complete compliance with all such requirements that apply to our operations. To maintain compliance with these requirements, we may be required to modify operations, purchase new equipment or make other capital improvements. Noncompliance could result in penalties, the curtailment or cessation of operations or other sanctions, which could be material.

We also are subject to environmental laws and regulations that impose liability and remediation responsibility for releases of hazardous material into the environment and natural resource damages. Under certain of these laws and regulations, a current owner or operator of property, or a person who at the time of disposal of hazardous material owned or operated property at which the hazardous material was disposed of, may be liable for the costs of remediating contaminated soil or groundwater at or from the property, without regard to whether the owner or operator knew of, or caused, the contamination, and may incur liability to third parties impacted by such contamination. In addition, a party that arranged for disposal of hazardous material at a site owned by a third party may have strict and, under certain circumstances, joint and several liability for remediation costs later required in connection with such site. The remediation of contamination, including any potential contamination not yet discovered, could result in material costs or liabilities.

We believe, based on current information, that any costs or other liabilities we may incur relating to environmental matters will not adversely affect us. We cannot be certain, however, that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events will not arise in the future and give rise to additional material environmental liabilities which could materially adversely affect our profitability and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “should”, or “will”, or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the captions “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	continued operating losses or additional capital expenditures at our Fitchburg, MA mill;

•	decreases in sales of our products;

•	increases in financing, labor, health care and other costs, including costs of raw materials and energy;

•	price fluctuations in our competitive industry;

•	competitive trends and the cyclical nature of our industry;

•	any deterioration in general economic or business conditions, either nationally, regionally or in the individual markets in which we conduct business;

•	changes in governmental regulations or enforcement practices, including with respect to environmental, health and safety matters and restrictions as to foreign investment or operations;

•	a significant deterioration in our labor relations;

•	fluctuations in foreign currency exchange rates, particularly in the USD/Euro exchange rate;

•	downgrades in our credit ratings; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors” above.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the sale of the Old Notes, we entered into a registration rights agreement with the initial purchasers, pursuant to which we agreed to file and use our reasonable best efforts to cause to become effective with the Securities and Exchange Commission a registration statement with respect to the exchange of the Old Notes for the New Notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. Unless the context requires otherwise, the term “holder” means any person in whose name Old Notes are registered on the books of The Newark Group, Inc., or any other person who has obtained a properly completed bond power from the registered holder, or any participant in DTC whose name appears on a security position listing as a holder of Old Notes (which, for purposes of the exchange offer, include beneficial interests in the Old Notes held by direct or indirect participants in DTC and Old Notes held in definitive form).

By tendering Old Notes in exchange for New Notes, each holder represents to us that:

•	any New Notes to be received by the holder are being acquired in the ordinary course of the holder’s business;

•	the holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of New Notes in violation of the provisions of the Securities Act;

•	the holder is not an “affiliate” of The Newark Group, Inc. (within the meaning of Rule 405 under the Securities Act), or if the holder is an affiliate, that the holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	the holder has full power and authority to tender, exchange, sell, assign and transfer the tendered Old Notes;

•	we will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances; and

•	the Old Notes tendered for exchange are not subject to any adverse claims or proxies.

Each tendering holder also warrants and agrees that it will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the Old Notes tendered pursuant to the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes pursuant to the exchange offer, where the Old Notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See the section “Plan of Distribution.”

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of the New Notes would be in violation of the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer

We hereby offer, upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, to exchange $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes, properly tendered before the expiration date and not properly withdrawn according to the procedures described below. Holders may tender their Old Notes in whole or in part in integral multiples of $1,000 principal amount.

The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that:

•	the New Notes have been registered under the Securities Act and, therefore, are not subject to the restrictions on transfer applicable to the Old Notes; and

•	holders of New Notes will not be entitled to some of the rights of holders of the Old Notes under the registration rights agreement.

The New Notes evidence the same indebtedness as and replace the Old Notes, and will be issued pursuant to, and entitled to the benefits of, the indenture.

The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. We reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding after the expiration date or, as described under the heading “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $175.0 million aggregate principal amount of Old Notes is outstanding.

Holders of Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Old Notes that are not tendered for, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. See the discussion under the heading “Risk Factors—Risks Related to the Exchange Offer—You must comply with the procedures of the exchange offer or you will be unable to receive New Notes.”

If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of particular other events described in this prospectus or otherwise, certificates for the unaccepted Old Notes will be returned, without expense, to the tendering holder promptly after the expiration date.

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes for the exchange of the Old Notes in the exchange offer. We will pay all charges and expenses in connection with the exchange offer, other than specified applicable taxes. See the heading “—Fees and Expenses.”

We make no recommendation to the holders of Old Notes as to whether to tender or refrain from tendering all or any portion of their Old Notes in the exchange offer. In addition, we have not authorized anyone to make a recommendation in connection with the exchange offer. Holders of Old Notes must make their own decision as to whether to tender in the exchange offer, and, if so, the aggregate amount of Old Notes to tender, after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, and based on their financial positions and requirements.

Expiration Date; Extensions; Amendments

The term “expiration date” shall mean 5:00 p.m., New York City time, on                     , 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

If we extend the exchange offer, we will notify the exchange agent of any extension by oral notice (confirmed in writing) or written notice and will publicly announce the extension prior to 9:00 a.m., New York City time, on the next business day after each previously scheduled expiration date.

We reserve the right in our sole discretion, subject to applicable law, at any time and from time to time:

•	to delay the acceptance of the Old Notes for exchange;

•	to terminate the exchange offer (whether or not any Old Notes have already been accepted for exchange) if we determine, in our sole discretion, that any of the events or conditions referred to under the heading “—Conditions to the Exchange Offer” has occurred or exists or has not been satisfied;

•	to require that such holder is to acquire New Notes in the ordinary course of such holder’s business;

•	to extend the expiration date and retain all Old Notes tendered pursuant to the exchange offer, subject, however, to the right of holders of the Old Notes to withdraw their tendered Old Notes as described under the heading “—Withdrawal Rights”; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any respect.

If we amend the exchange offer in a manner that we determine constitutes a material change, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the affected Old Notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Securities Exchange Act of 1934, as amended.

Any delay in acceptance, termination, extension or amendment will be followed promptly by oral or written notice thereof to the exchange agent (any such oral notice to be promptly confirmed in writing) and by making a public announcement, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of New Notes

Upon the terms and subject to the conditions of the exchange offer, we will exchange, and will issue to the exchange agent, New Notes for Old Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under the heading “—Withdrawal Rights”) promptly after the expiration date.

In all cases, delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	Old Notes or a book-entry confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC;

•	the letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees; and

•	any other documents required by the letter of transmittal.

Accordingly, the delivery of New Notes might not be made to all tendering holders at the same time, and will depend upon when Old Notes or book-entry confirmations with respect to Old Notes and other required documents are received by the exchange agent. The term “book-entry confirmation” means a timely confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC.

Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby exchanged, Old Notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent (any such oral notice to be promptly confirmed in writing) of our acceptance of such Old Notes for exchange pursuant to the exchange offer. Our acceptance for exchange of Old Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as agent for us for the purpose of receiving tenders of Old Notes, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving Old Notes, letters of transmittal and related documents and transmitting New Notes to holders who validly tendered Old Notes. Any exchange will be made promptly after the expiration date of the exchange offer. If for any reason the acceptance for exchange or the exchange of any Old Notes tendered pursuant to the exchange offer is delayed (whether before or after our acceptance for exchange of Old Notes), or we extend the exchange offer or are unable to accept for exchange or exchange Old Notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth in this prospectus and in the letter of transmittal, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Old Notes and the Old Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under the heading “—Withdrawal Rights.”

Procedures for Tendering Old Notes

Valid Tender

Except as set forth below, in order for Old Notes to be validly tendered pursuant to the exchange offer, either:

•	a properly completed and duly executed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must be received by the exchange agent at the address set forth under the heading “—Exchange Agent” prior to the expiration date, and tendered Old Notes must be received by the exchange agent, or such Old Notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the exchange agent, in each case prior to the expiration date; or

•	the guaranteed delivery procedures set forth below must be complied with.

If less than all of the Old Notes are tendered, a tendering holder should fill in the amount of Old Notes being tendered in the appropriate box on the letter of transmittal. The entire amount of Old Notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing. Unless waived by us, evidence satisfactory to us of such person’s authority to so act must also be submitted.

Any beneficial owner of Old Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if the beneficial holder wishes to participate in the exchange offer.

The method of delivery of Old Notes, the letter of transmittal and all other required documents is at the option and sole risk of the tendering holder. Delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery and proper insurance should be obtained. No letter of transmittal or Old Notes should be sent to The Newark Group, Inc. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s book-entry transfer facility system may make a book-entry delivery of Old Notes by causing DTC to transfer the Old Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfers. However, although delivery of Old Notes may be effected by book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal (or facsimile thereof), properly completed and duly executed, any required signature guarantees and any other required documents must in any case be delivered to and received by the exchange agent at its address set forth under the heading “—Exchange Agent” prior to the expiration date, or the guaranteed delivery procedure set forth below must be complied with.

Delivery of documents to DTC does not constitute delivery to the exchange agent.

Signature Guarantees

Old Notes need not be endorsed and signature guarantees on a letter of transmittal or a notice of withdrawal, as the case may be, are unnecessary unless: (1) the Old Notes are registered in a name other than that of the person surrendering the certificate; or (2) a registered holder completes the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” in the letter of transmittal.

In the case of (1) or (2) above, Old Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the letter of transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an “eligible guarantor institution,” including (as such terms are defined therein): (a) a bank, (b) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer, (c) a credit union, (d) a national securities exchange, registered securities association or clearing agency or (e) a savings association that is a participant in a Securities Transfer Association.

Guaranteed Delivery

If a holder desires to tender Old Notes pursuant to the exchange offer and the certificates for such Old Notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Old Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

•	such tenders are made by or through an eligible guarantor institution;

•	prior to the expiration date, the exchange agent receives from such eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form accompanying the letter of transmittal, setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent. The notice of guaranteed delivery may be delivered by hand, or transmitted by facsimile or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

•	all tendered Old Notes, or book-entry confirmation, in proper form for transfer, together with a properly completed and duly executed letter of transmittal, with any required signature guarantees and any other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Determination of Validity

All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Old Notes will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the right, in our sole discretion, to reject any and all tenders that we determine not to be in proper form or the acceptance for exchange of which may, in the view of our counsel, be unlawful. We also reserve the right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under the heading “—Conditions to the Exchange Offer” or any defect or irregularity in any tender of Old Notes of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders.

Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and its instructions) will be final and binding on all parties. No tender of Old Notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. None of The Newark Group, Inc., any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Resales of the New Notes

Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties unrelated to us, we believe that holders of Old Notes who exchange their Old Notes for New Notes may offer for resale, resell and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act. This would not apply, however, to any holder that is a broker-dealer that acquired Old Notes as a result of market-making activities or other trading activities or directly from us for resale under an available exemption under the Securities Act. Also, resale would only be permitted for New Notes that:

•	are acquired in the ordinary course of a holder’s business,

•	where such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and

•	such holder is not an “affiliate” of The Newark Group, Inc.

The staff of the Commission has not considered the exchange offer in the context of a no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes under the exchange offer, where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.”

Withdrawal Rights

Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to the expiration date of the exchange offer. In order for a withdrawal to be effective, the withdrawal must be in writing and timely received by the exchange agent at its address set forth under the heading “—Exchange Agent” prior to the expiration date. Any notice of withdrawal must specify the name of the person who tendered the Old Notes to be withdrawn, and, if such Old Notes have been tendered, the name of the registered holder of the Old Notes as set forth on the Old Notes, if different from that of the person who tendered such Old Notes. If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular Old Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, except in the case of Old Notes tendered for the account of an eligible guarantor institution. If Old Notes have been tendered pursuant to the procedures for book-entry transfer set forth under the heading “—Procedures for Tendering Old Notes,” the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Old Notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of Old Notes may not be rescinded. Old Notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time prior to the expiration date of the exchange offer by following any of the procedures described above under the heading “—Procedures for Tendering Old Notes.”

All questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices will be determined by us, in our sole discretion, which determination will be final and binding on all parties. Neither The Newark Group, Inc., any of our affiliates, the exchange agent nor any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Old Notes that have been tendered but that are withdrawn will be returned to the holder promptly after withdrawal.

Conditions to the Exchange Offer

If any of the following conditions has occurred or exists or has not been satisfied, as the case may be, prior to the expiration date, we will not be required to accept for exchange any Old Notes and will not be required to issue New Notes in exchange for any Old Notes:

•	a change in the current interpretation by the staff of the Commission that permits resale of New Notes as described above under the heading “—Resales of the New Notes”;

•	the institution or threat of an action or proceeding in any court or by or before any governmental agency or body with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	the adoption or enactment of any law, statute, rule or regulation that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	the issuance of a stop order by the Commission or any state securities authority suspending the effectiveness of the registration statement, or proceedings for that purpose;

•	failure to obtain any governmental approval that we consider necessary for the consummation of the exchange offer as contemplated hereby; or

•	any change or development involving a prospective change in our business or financial affairs that we think might materially impair our ability to proceed with the exchange offer.

If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, as the case may be, at any time prior to the expiration date, we may, subject to applicable law, at any time and from time to time, terminate the exchange offer (whether or not any Old Notes have already been accepted for exchange) or waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes. In this case, we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

Exchange Agent

[                            ] has been appointed as the exchange agent. Delivery of the letter of transmittal and any other required documents, questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By facsimile (for eligible guarantor institutions only):

[(    )        -            ]

Confirm by telephone:

[(    )        -            ]

By hand or overnight courier, or by registered or certified mail:

[                                    ]

[                                    ]

[                                    ]

[                                    ]

Delivery to other than the above address or facsimile number will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by our officers, directors or employees.

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of Old Notes, and in handling or tendering Old Notes for their customers.

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that if New Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain obligations of The Newark Group, Inc., under the registration rights agreement. We will not receive any proceeds from the issuance of the New Notes or the closing of the exchange offer.

In consideration for issuing the New Notes as contemplated in this prospectus, we will receive in exchange an equal number of Old Notes in like principal amount. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except as otherwise described in the discussion under the heading “The Exchange Offer — “Terms of the Exchange Offer.” The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our outstanding debt.

RATIO OF EARNINGS TO FIXED CHARGES

We have set forth below our ratio of earnings to fixed charges for each of the years in the five fiscal year period ended April 30, 2004 and the interim periods presented.

Year Ended December 31,
2004	2003	2002	2001	2000
—	0.7x	1.7x	2.6x	3.3x

Earnings (loss) from continuing operations represent earnings (loss) before income taxes, equity in income of investee (net), minority interest and cumulative effect of accounting change. Earnings as defined were not sufficient to cover fixed charges in the fiscal year ending 2004.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of April 30, 2004 on a historical basis. This table should be read in conjunction with our consolidated financial statements, including the notes thereto, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness.”

As of April 30, 2004 Actual
(in millions)
Cash and cash equivalents	$2.0

Total debt:
Three year bank credit facility	4.6
Industrial revenue bonds	72.4
Other	2.2

Total senior debt	79.2

Senior Subordinated Notes	175.0
Existing Subordinated Notes	1.6

Total debt	255.8
Temporary equity and permanent stockholders’ equity (1)	167.5

Total capitalization	$423.3

(1)	See Notes 8 and 18 to the audited consolidated financial statements for a discussion of certain of our repurchase obligations with respect to our common stock and the resulting classification of the redemption value thereof as temporary equity.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth certain selected consolidated financial data of The Newark Group for each of the years in the five-year period ended April 30, 2004, derived from the audited financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements and notes thereto included elsewhere in this Annual Report.

	Fiscal Years Ended April 30,
	2004	2003	2002(1)	2001(1)	2000(1)
	(dollars in thousands)
Income Statement Data:
Net Sales	$787,607	$798,230	$749,969	$851,542	$842,351
Cost of sales	693,682	700,270	642,506	732,128	719,849
Gross profit	93,925	97,960	107,463	119,414	122,502
Selling, general and administrative expenses	87,086	80,036	86,274	101,337	99,443
Restructuring and impairment costs (2)	11,978	11,578	6,093	—	—
Operating (loss) income	(5,139)	6,346	15,096	18,077	23,059
Interest expense	16,856	9,394	8,957	8,779	8,328
Loss on extinguishment of debt (3)	10,824	—	—	—	—
Earnings (loss) from continuing operations before income taxes, minority interest, and cumulative effect of accounting changes	(31,881)	679	9,500	18,158	21,864
Income tax (benefit) expense	(15,990)	308	4,229	8,030	7,277
Earnings (loss) from discontinued operations (net of tax) (4)	—	(1,802)	173	3,068	916
Cumulative effect of accounting change (net of tax) (5)	(1,765)	14,604	—	—	—
Net earnings (loss)	(17,656)	13,169	5,442	13,193	15,501

Balance Sheet Data:
Cash and cash equivalents	$2,003	$7,007	$—	$7,900	$903
Working capital (deficit)	63,083	67,479	70,668	79,748	82,460
Total assets	601,650	603,049	537,416	503,489	458,353
Total debt	255,789	233,881	225,531	188,049	152,576
Net debt (6)	253,786	226,874	225,531	180,149	151,672
Temporary and permanent equity (7)	167,541	186,420	185,486	185,641	177,522

Other Financial Data
Capital expenditures	24,636	53,818	125,620	36,933	40,005
Depreciation and amortization	31,524	28,176	38,584	44,218	44,578

(1)	Reclassifications have been made for the discontinued operations of Bertako, S.L., which was sold on August 31, 2002, and NP Cogen, Inc. whose operations were discontinued on March 19, 2001.
(2)	Represents costs associated with permanent closure of locations within the Paperboard and Converted Products segments. See Note 16 to audited consolidated financial statements.
(3)	Part of the March 12, 2004 cost to refinance the Company include extinguishment of debt, which is comprised of $9.9 million for a make-whole payment to prior lenders and $.9 million of deferred financing costs related to the prior debt.
(4)	Includes earnings from operations of Bertako, S.L. prior to the sale of that subsidiary on August 31, 2002 and from our cogeneration plant in City of Commerce, CA prior to its shutdown on March 19, 2001, as well as a loss on the sale of Bertako, S.L. in fiscal 2003.
(5)	For 2003, reflects the change in method of depreciating property, plant and equipment from an accelerated method of depreciation to the straight-line method. For 2004, reflects change in method of calculating inventory reserves to a preferable method permitted by GAAP.
(6)	Net debt is defined as total debt less cash and cash equivalents.
(7)	See Notes 8 and 18 to the audited consolidated financial statements for a discussion of certain of our repurchase obligations with respect to our common stock and the resulting classification of the redemption value thereof as temporary equity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of operations and financial condition of The Newark Group should be read in conjunction with the financial statements and notes thereto included elsewhere in this prospectus.

Special Note: Certain statements set forth below constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. See “Risk Factors—Risks Related to our Business” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

The Newark Group is an integrated producer of 100% recycled paperboard and paperboard products with leading market positions in North America and Europe. We primarily manufacture folding carton, core board and industrial converting grades of paperboard, and are among the largest producers of these grades in North America. We are also a leading producer of laminated products and graphicboard in North America and Europe as well as a major producer of tubes, cores and allied products in North America. We supply our products to the paper, packaging, stationery, book printing, construction, plastic film, furniture, and game industries. In addition, we are engaged in the collection, trading and processing of recovered paper in North America and believe that we are among the five largest participants in this industry. We have more than 8,000 customers worldwide and our relationships with our top 70 customers, as measured by sales, average in excess of 17 years. No single customer accounted for more than 3.1% of our sales in 2004.

We operate in three segments—Paperboard, Converted Products and International—and our products can be categorized into five product lines: (i) recovered paper; (ii) 100% recycled paperboard; (iii) laminated products and graphicboard; (iv) tube, core and allied products; and (v) solidboard packaging products. In our Paperboard segment we handle recovered paper and manufacture grades of recycled paperboard used in the production of folding cartons, rigid boxes, tubes and cores and other products. In our Converted Products segment we manufacture tubes, cores and allied products, solidboard packaging and products used for book covers, gameboards, jigsaw puzzles, and loose-leaf binders. In our International segment, which consists of a vertically integrated network of facilities in Europe, we produce 100% recycled paperboard, laminated products and graphicboard and solidboard packaging, primarily for the European market.

For the fiscal year ended April 30, 2004, the Paperboard segment represented 51% of our total sales, the Converted Products segment represented 31% of our total sales and the International segment represented 18% of our total sales.

Our fiscal year ends April 30. All references to years, quarters or other periods in this section refer to fiscal years, quarters or periods whether or not specifically indicated. Most percentages and dollar amounts have been rounded to aid presentation. As a result, all such figures are approximations. Our operating results are primarily influenced by sales volume, mill capacity utilization, recovered paper cost and energy cost. Our sales volumes are generally driven by overall economic conditions and more specifically by consumer non-durable goods consumption.

Sales volumes are also impacted by the highly competitive environment in which we operate. This competition, combined with the business slowdown that began approximately three years ago, resulted in decreased industry capacity utilization rates. As a result, we initiated a mill capacity rationalization program which led to the closures of five paperboard mills: the Gardiner, Maine facility in October 2001; the Lawrence, Massachusetts facility in September 2002; the Middletown, Ohio facility in October 2002; the Stockton, California facility in March 2003; and the Newark, New Jersey facility in July 2003. Combined, these five closures resulted in a capacity reduction of approximately 300,000 tons per annum, which led to approximately $30 million per year of overhead savings and loss avoidance. As a result of these closures, and a shift of business to other mills, our paperboard mills’ (other than the Fitchburg mill’s) capacity utilization rates rebounded from a low of 89% in 2002 to approximately 97% in 2004.

Recovered paper is our most significant raw material. Historically, the cost of recovered paper has fluctuated significantly due to market and industry conditions. For example, our average North American recovered paper cost per ton produced declined from $101 per ton in 2001 to $75 per ton in 2002, a decrease of 26%, before increasing by 35% to $102 per ton in 2003. Fiscal 2004 saw a slight reduction of 3% to $99 per ton though recovered paper prices increased by $18 per ton or 19% over the course of our fourth quarter, resulting in an average cost of $112 per ton of paperboard produced in that quarter. Recovered paper prices have continued to remain at the relatively higher levels through the first quarter of 2005.

We attempt to raise our selling prices in response to increases in raw material costs. However, we are not always able to pass the full amount of these costs through to our customers on a timely basis, if at all, and as a result, cannot maintain our operating margins in the face of meaningful cost increases. We experience a reduction in margin during periods of recovered paper price increases due to customary time lags in implementing our price increases to our customers. Even if we are able to recover future cost increases, our operating margins and results of operations still will be materially and adversely affected by time delays in the implementation of price increases. Price increases for sales from our Paperboard and Converted Products segments were announced commencing in April 2004. As we realize these price increases in our first quarter 2005, we will be able to offset in part the recovered paper cost increases.

Energy, which consists of electricity and fuel used to generate steam for use in the paper making process, is also a significant manufacturing cost for us. The average energy cost in our North American mill system has increased substantially in recent years, averaging approximately $68, $58, $66, and $66 per ton of paperboard produced in 2004, 2003, 2002 and 2001, respectively, as compared to $43 per ton in 2000. This increase primarily was due to overall increases in natural gas, fuel oil and electricity prices. We expect that prices may continue to rise in response to conditions in the Middle East, natural gas shortages in the United States and other economic conditions and the related uncertainties regarding the outcome and implications of such events. Our operating margins are adversely affected when energy costs increase, notwithstanding that we attempt to manage fluctuations in our energy costs by purchasing forward contracts for a portion of our energy needs.

Our Results of Operations

The following table sets out our segmented financial and operating information for the periods indicated.

	Year Ended April 30,
	2004	2003	2002
	(in thousands)
Net Sales
Paperboard	$397,652	$421,935	$408,401
Converted Products	246,858	254,157	241,466
International	143,097	122,138	100,102

Total	$787,607	$798,230	$749,969

Operating Income (loss)
Paperboard	$11,559	$13,548	$18,014
Converted Products	(12,168)	(300)	(3,302)
International	12,802	7,913	7,886
Corporate	(17,332)	(14,815)	(7,502)

Total	$(5,139)	$6,346	$15,096

The following table sets forth certain items related to our consolidated statements of operations as a percentage of net sales for the periods indicated. A detailed discussion of the material changes in our operating results is set forth below.

	Year Ended April 30,
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of sales	88.1	87.7	85.7
Selling, general and administration expenses	11.1	10.0	11.5
Restructuring and impairments	1.5	1.5	0.8
Operating (loss) income	(0.7)	0.8	2.0
Interest expense	2.1	1.1	1.1
Income tax (benefit) expense	(2.0)	0.0	0.6
Earnings (loss) from discontinued operations (net of tax)	0.0	(0.2)	0.0
Cumulative effect of accounting change (net of tax)	(0.2)	1.8	0.0
Net earnings (loss)	(2.2)	1.6	0.7

Results of Operations

Year Ended April 30, 2004 Compared to Year Ended April 30, 2003

Overview

Net Sales. Net sales for 2004 decreased 1% to $787.6 million from $798.2 million in 2003. This decrease is primarily due to lower volumes in our Paperboard segment as a result of mill closures.

Cost of Sales. Cost of sales for 2004 decreased 1% from $700.3 million in 2003 to $693.7 million in 2004. The decrease was due to decreased volume and lower recovered paper prices, which were down 3% in 2004. Depreciation and amortization charges were up $3.3 million or 12% in 2004 versus 2003, primarily due to the assets of the Fitchburg mill being put into service in June 2003.

SG&A. SG&A increased 9% to $87.1 million in 2004 from $80.0 million in 2003. This increase is primarily due to a bad debt write-off of $3.2 million in 2004 in our Paperboard segment and foreign exchange translation as the USD/Euro rate averaged $1.19 in 2004 versus $1.01 in 2003.

Restructuring and Impairments. In 2004, we recorded restructuring charges of $12.0 million ($6.5 million was non-cash), related to the closures of one mill in our Paperboard segment and two facilities in our Converted Products segment as well as additional costs recognized this year which were related to revised estimates with respect to prior closures. In 2003, we recorded an $11.6 million restructuring charge (of which $4.3 million was non-cash) related to the permanent closure of three of our paperboard mills in Massachusetts, Ohio and California.

Operating Income. Operating income for 2004 was ($5.1) million, a decrease of $11.4 million from $6.3 million in 2003. The decrease in operating income was the result of lower volumes in the Paperboard segment, continued margin pressures in the Converted Products segment due to competitive pressures, slightly higher restructuring costs in 2004 compared with 2003, and the losses absorbed at the Fitchburg mill in 2004. The assets of the Fitchburg mill were put into service in June 2003, and experienced an operating loss in 2004 of $11.1 million, of which $7.3 million were non-cash depreciation charges.

Paperboard

Net sales in the Paperboard segment decreased by $24.2 million, or 6%, to $397.7 million for 2004, compared to $421.9 million in 2003. This decrease was primarily due to a 6% decrease in paperboard sales volume, due to the three mill closures in 2003 and the additional mill closure in 2004. Also contributing to this revenue shortfall was a 2% decrease in recovered paper sales prices. Offsetting this decrease somewhat was a 3% increase in paperboard sales prices.

Operating income for the Paperboard segment decreased by $1.9 million, or 14%, to $11.6 million for 2004 compared to $13.5 million in 2003. Operating income as a percentage of net sales decreased slightly from 3.2% in 2003 to 2.9% in 2004. The decrease in operating income in 2004 was largely the result of losses incurred at the Fitchburg mill as well as increased energy costs. Overall energy costs were up $6.2 million or 10% versus 2003. The Fitchburg mill absorbed an operating loss of $11.1 million in 2004, of which $7.3 million were non-cash depreciation charges. The assets of the Fitchburg mill were not in service in 2003.

Overall cost of sales showed a decline of $20.8 million, from $361.1 million in 2003 to $340.3 million in 2004, a 6% decrease. The lower cost of sales is due primarily to the overall lower volume due to the mill closures in 2003 and 2004. Additionally, 2004 recovered paper cost per ton of paperboard produced showed a slight reduction of 3% to $99 per ton from the average cost of $102 in 2003. While overall cost of sales were down, energy costs per ton of paperboard produced were up 17%, rising from $58 per ton in 2003 to $68 per ton in 2004.

Restructuring costs were down $2.1 million from $11.6 million in 2003 to $9.5 million in 2004. The Company closed its Newark, New Jersey paperboard mill in July 2003. Included in the 2004 restructuring costs were non-cash asset impairment charges of $5.1 million. This amount is comprised of charges related to the Newark mill as well as our revision of our estimate of ultimate recoverability on previously closed mills. Our mill utilization rate improved from 93% in 2003 to nearly 97% in 2004 as a result of our restructuring efforts. SG&A increased approximately 2%, from $35.8 million in 2003 to $36.3 million in 2004. The increase was due to a bad debt write-off of $3.2 million in 2004, as a longstanding customer filed for Chapter 11 protection on July 13, 2004. This charge more than offset the overall reduced overhead from the closed paperboard mills. SG&A increased as a percentage of net sales from 8% in 2003 to 9% in 2004.

Converted Products

Net sales in the Converted Products segment decreased by $7.3 million, or 3%, to $246.9 million for 2004 compared to $254.2 million for 2003. The decrease was due to lower volume of approximately 3%, which was primarily the result of our restructuring efforts in 2004 as we closed a plant in Vancouver, Washington in September 2003 and a plant in Dallas, Texas in November 2003.

Operating income for the Converted Products segment decreased from a loss of $0.3 million in 2003 to a loss of $12.2 million in 2004. This is a result of many factors, including continued competitive pressures in certain product lines, which resulted in lower overall profit margins, reduced volume referred to above, and increased freight costs, which were up 9% in 2004 versus 2003. The profit margin squeeze in 2004 was due to pricing pressures on the products that we sell, as well as to paperboard price increases implemented in late 2003, causing paperboard raw material costs as a percent of sales to increase 3% in 2004. Cost of sales increased by $2.9 million, or 1%, to $236.6 million in 2004 compared to $233.7 million in 2003. Cost of sales as a percentage of net sales increased from 92% in 2003 to 96% in 2004.

Restructuring costs for the plants we closed in 2004 were $1.1 million of which $0.1 million was non-cash asset impairments. There were no restructuring costs in the Converted Products segment in 2003. SG&A increased from $20.8 million in 2003 to $21.3 million in 2004 and increased as a percentage of net sales from 8% in 2003 to 9% in 2004. This increase is primarily due to overall cost increases for employee-related costs such as salary and health insurance.

International

Net sales in the International segment increased by $21.0 million, or 17%, to $143.1 million for 2004, compared to $122.1 million for 2003. The increase was due primarily to the change in exchange rates as the

USD/Euro rate averaged $1.19 in 2004 versus $1.01 in 2003. Excluding currency fluctuation, sales were basically flat as increased volume (up 5%) in our converting plants offset slight degradation in pricing in both our mills and converting plants.

Operating income for the International segment was $12.8 million in 2004 versus $7.9 million in 2003, a 62% increase. Excluding currency fluctuation, operating income was up 38% in 2004 over 2003. Operating income as a percentage of net sales increased from 6% in 2003 to 9% in 2004. The main contributor to this improvement is the decrease in recovered paper costs per ton of paperboard produced by 15% in 2004 as compared to 2003. This also resulted in cost of sales decreasing by 3.5%, excluding currency fluctuation. The effect of the USD/Euro exchange rate resulted in cost of sales increasing from $102.9 million in 2003 to $116.5 million in 2004, an increase of $13.6 million, or 13%. Cost of sales decreased as a percentage of net sales to 81% in 2004 from 84% in 2003. SG&A increased $2.5 million, or 22%, in 2004 over $11.4 million in 2003, but was up 4%, excluding currency fluctuation.

Corporate

Unallocated corporate expense increased by $2.6 million from $14.8 million in 2003 to $17.4 million in 2004, primarily as a result of a $1.3 million impairment charge for a vacant property, and a $1.0 million increase in audit and legal expenses.

Other (Expense)/Income

Interest expense increased from $9.4 million in 2003 to $16.9 million in 2004. This is almost entirely due to the capitalization in 2003 of interest costs related to the Fitchburg mill, which were expensed in 2004 as the assets of the Fitchburg mill were put into service in 2004. Average outstanding borrowings increased from $230 million in 2003 to $244 million in 2004.

Excluding Interest Expense, Other (Expense)/Income decreased from $3.7 million in 2003 to ($9.9) million in 2004. The primary difference is related to extinguishment of debt of $10.8 million, which was incurred upon the Company’s refinancing on March 12, 2004. The Company made make-whole payments of $9.9 million to its prior lenders and expensed $0.9 million of previously capitalized deferred financing fees.

Income Tax (Benefit) Expense

Income tax expense decreased from $0.3 million in 2003 to ($16.0) million in 2004 as a result of losses in 2004. Effective tax rates were 45.3% and (50.2)% in 2003 and 2004, respectively. The variance in the effective tax rate is primarily due to higher permanent differences in the domestic companies partially offset by 2004 tax credits earned by our European subsidiary.

Discontinued Operations

In 2003, we had a net loss of $1.8 million related to the operations and sale of our subsidiary, Bertako, S.L., which owned a folding carton plant in Spain. In 2004, there were no charges due to discontinued operations.

Cumulative Effect of Accounting Change

In 2004, the Company changed its method of calculating LIFO to a preferred method under GAAP. This resulted in a net loss of $1.8 million (net of tax benefit of $1.2 million) in 2004. During 2003, we changed our method of depreciating property, plant and equipment from an accelerated method of depreciation to the straight-line method. The cumulative effect of this change was a one-time increase in net earnings of $14.6 million (net of $9.2 million of taxes).

Net Income

Due to the reasons stated above, the Company experienced a net loss of $17.7 million in 2004 as compared to net income of $13.2 million in 2003. To summarize, the major items leading to this variance of ($30.9) million primarily consisted of the following:

•	($2.0) million due to the unusual bad debt write-off of a longstanding customer in 2004

•	($4.5) million due to higher interest expense in 2004, primarily due to the capitalization of interest in 2003 relating to the assets of the Fitchburg mill which were put into service in 2004

•	($6.5) million due to the loss on early extinguishment of debt which arose as a result of our refinancing

•	($16.4) million due to the impact of Cumulative Effect of Accounting Changes of ($1.8) million in 2004 and $14.6 million in 2003

Year Ended April 30, 2003 Compared to Year Ended April 30, 2002

Overview

Net Sales. Net sales for 2003 increased 6% to $798.2 million from $750.0 million in 2002. This increase is primarily due to increased prices for recovered paper, which were up 40%.

Cost of Sales. Cost of sales for 2003 increased 9% from $642.5 million in 2002 to $700.3 million in 2003. The increase was due to increased volume and higher recovered paper prices. As a result, cost of sales increased as a percentage of net sales from 86% in 2002 to 88% in 2003.

SG&A. SG&A was $80.0 million in 2003, a decrease of 7% from $86.3 million in 2002. SG&A as a percentage of net sales improved from 12% in 2002 to 10% in 2003. The decrease in SG&A as a percentage of net sales was the result of savings from plant closures in the Paperboard segment and continuing overall cost control efforts throughout all of our business segments.

Restructuring and Impairments. In 2003, we recorded an $11.6 million restructuring charge (of which $4.3 million was noncash) related to the permanent closure of three of our paperboard mills in Massachusetts, Ohio and California. In 2002, we recorded a $6.1 million restructuring charge (of which $4.1 million was noncash) related to the closure of our paperboard mill in Maine.

Operating Income. Operating income for 2003 was $6.3 million, a decrease of $8.8 million, or 58%, from $15.1 million in 2002. Operating income as a percentage of net sales decreased from 2% in 2002 to 1% in 2003. The decrease in operating income was the result of higher recovered paper costs and lower selling prices in the Paperboard segment, lower selling prices in the Converted Products segment due to competitive pressures, and higher restructuring costs in 2003 compared with 2002.

Paperboard

Net sales in the Paperboard segment increased by $13.5 million, or 3%, to $421.9 million for 2003, compared to $408.4 million in 2002. This increase was primarily due to a 40% increase in recovered paper prices. Offsetting this increase somewhat was a 2% decrease in paperboard sales volume and a corresponding 2% decrease in paperboard prices due to continued competitive pressures and overcapacity in the industry.

Operating income for the Paperboard segment decreased by $4.5 million, or 25%, to $13.5 million for 2003 compared to $18.0 million in 2002. Operating income as a percentage of net sales decreased from 4% in 2002 to 3% in 2003. The decrease in operating income for 2003 as a percentage of net sales was largely the result of increases in cost of sales, from $343.8 million in 2002 to $361.1 million in 2003, a 5% increase. The higher cost of sales was the result of the increased cost of recovered paper. This increase was attributable to a sharp increase in the market prices for recovered paper in the beginning of the fiscal year, and was partially offset by lower total energy costs, which were down 15%, or $11.0 million, lower paperboard volume, and reduced overhead costs as a result of our restructuring efforts. As a result of the above, cost of sales increased as a percentage of net sales from 84% in 2002 to 86% in 2003. However, our mill utilization rate improved from 89% in 2002 to 93% in 2003 as a result of our restructuring efforts. SG&A decreased approximately 12%, from $40.4 million in 2002 to $35.8 million in 2003 primarily due to elimination of overhead from the closed paperboard mills. SG&A decreased as a percentage of net sales from 10% in 2002 to 8% in 2003. Operating income was also affected by $1.6 million of goodwill amortization in 2002. There was no amortization of goodwill in 2003 due to our adoption of SFAS 142 as well as the restructuring charges described above.

Converted Products

Net sales in the Converted Products segment increased by $12.7 million, or 5%, to $254.2 million for 2003 compared to $241.5 million for 2002. The increase was due to improved volume of approximately 5%, which was primarily the result of our February 2002 acquisition of the Centracor, Inc. tube and core plants. The Centracor plants contributed approximately $15.6 million of net sales in 2003.

Operating income for the Converted Products segment improved from a loss of $3.3 million in 2002 to a loss of $0.3 million in 2003. Cost of sales increased by $11.6 million, or 5%, to $233.6 million in 2003 compared to $222.0 million in 2002, as a result of increased net sales. Cost of sales as a percentage of net sales remained at 92% in 2002 and 2003. SG&A decreased from $22.8 million in 2002 to $20.8 million in 2003 and decreased as a percentage of net sales from 9% in 2002 to 8% in 2003. The decrease was attributable to a consolidation of overhead functions pursuant to our overall cost reduction program.

International

Net sales in the International segment increased by $22.0 million, or 22%, to $122.1 million for 2003, compared to $100.1 million for 2002. The increase was due to increased volume and the effects of foreign exchange rates. Mill volume was up 2% and volume in our converting plants was up 10%. The USD/Euro rate averaged $1.01 in 2003 compared to $0.88 in 2002.

Operating income for the International segment was $7.9 million in both 2003 and 2002. Operating income as a percentage of net sales decreased from 8% in 2002 to 7% in 2003. As a result of a 21% increase in costs of recovered paper per ton produced by our mills, cost of sales increased from $81.0 million in 2002 to $102.9 million in 2003, an increase of $21.9 million, or 27%. Cost of sales increased as a percentage of net sales from 81% in 2002 to 84% in 2003. SG&A remained relatively flat, at $11.2 million in 2002 and $11.4 million in 2003, but decreased as a percentage of net sales from 11% in 2002 to 9% in 2003. Operating income was also affected by $2.6 million of goodwill amortization in 2002. There was no amortization of goodwill in 2003 due to our adoption of SFAS 142.

Corporate

Unallocated corporate expense increased by $7.3 million from $7.5 million in 2002 to $14.8 million in 2003. Corporate expenses were higher in 2003 primarily as a result of increased bad debt reserves, higher pension and insurance costs, and increased inventory reserves.

Interest Expense

Interest expense increased from $9.0 million in 2002 to $9.4 million in 2003. Average outstanding borrowings increased from $207.0 million in 2002 to $230.0 million in 2003.

Income Tax (Benefit) Expense

Income tax expense decreased from $4.2 million in 2002 to $0.3 million in 2003 as a result of lower income. Effective tax rates were 44.5% and 45.3% in 2002 and 2003, respectively.

Discontinued Operations

In 2003, we had a net loss of $1.8 million related to the operations and sale of our subsidiary, Bertako, S.L., which owned a folding carton plant in Spain. In 2002, we had a net gain of $0.2 million related to the operations of Bertako.

Cumulative Effect of Accounting Change

During 2003, we changed our method of depreciating property, plant and equipment from an accelerated method of depreciation to the straight-line method. The cumulative effect of this change was a one-time increase in net earnings of $14.6 million (net of $9.2 million of taxes).

Net Income

Net income for 2003 was $13.2 million compared to $5.4 million in 2002, a 144% increase.

Year Ended April 30, 2002 Compared to Year Ended April 30, 2001

Overview

Net Sales. Our consolidated sales for 2002 decreased $101.5 million, or 12% to $750.0 million from $851.5 million in 2001. The Paperboard segment experienced a decline in recovered paper prices and volumes. The Converted Products segment also experienced significant declines in volume. The International segment recorded a small decline in sales due to some pricing pressure.

Cost of Sales. Cost of sales decreased 12% from $732.1 million in 2001 to $642.5 million in 2002. All segments reported reduced cost of sales as a result of the reduction in net sales. Cost of sales as a percentage of net sales was 86% in 2002 and 2001.

SG&A. SG&A decreased 15% from $101.3 million in 2001 to $86.3 million in 2002, also as a result of the reduction in net sales as well as an $8.2 million charge in 2001 arising from unfavorable litigation. SG&A remained at 12% of net sales in 2001 and 2002.

Restructuring and other Costs. In 2002, we recorded a $6.1 million restructuring charge (of which $4.1 million was noncash) related to the closure of our paperboard mill in Gardiner, Maine.

Operating Income. Operating income decreased from $18.1 million in 2001 to $15.1 million in 2002, a 17% decrease. Operating income remained at 2% as a percentage of net sales in 2001 and 2002. The decrease in operating income was primarily the result of the volume declines discussed above.

Paperboard

Net sales in the Paperboard segment declined by $68.0 million, or 14%, to $408.4 million in 2002 from $476.4 million in 2001. Net sales were negatively affected primarily by a 27% decline in recovered paper prices. Mill volumes were down approximately 5%, with the balance of the decrease the result of an overall 6% price deterioration, due to continuing competitive pressures resulting from industry overcapacity.

Operating income in the Paperboard segment declined by $14.7 million, or 45%, from $32.7 million in 2001 to $18.0 million in 2002. Operating income as a percentage of net sales decreased from 7% in 2001 to 5% in 2002 primarily as a result of lower paperboard mill volumes and related lower mill utilization rates. Cost of sales decreased by $56.1 million, or 14%, from $399.9 million in 2001 to $343.8 million in 2002. The decrease in cost of sales was attributable to decreases in recovered paper prices and the reduced volume discussed above. Cost of sales remained at 84% of net sales in 2001 and 2002. Mill utilization rates declined to 89%, compared to 91% in

2001. SG&A decreased 8% from $43.7 million in 2001 to $40.4 in 2002, as part of our general cost containment efforts. However, SG&A increased as a percentage of net sales from 9% in 2001 to 10% in 2002 due to the lower revenues. In 2002, we incurred a $6.1 million restructuring charge in connection with closing our paperboard mill in Gardiner, Maine, of which $4.1 million was a non-cash charge.

Converted Products

Net sales in the Converted Products segment decreased by $30.7 million, or 11%, to $241.5 million in 2002 compared to $272.2 million in 2001. The decrease represents an approximate 11% reduction in volume as well as modest decreases in prices. The decrease in volume is due to generally lower demand for certain products as well as the sale of our converting plant in Freeport, New York in 2001.

Operating income for the Converted Products segment decreased from a loss of $1.0 million in 2001 to a loss of $3.3 million in 2002. Cost of sales in the Converted Products segment decreased by $27.8 million, or 11%, to $222.0 million in 2002 compared to $249.8 million in 2001. Cost of sales as a percentage of net sales was 92% in 2001 and 2002. The decrease in the amount of cost of sales was principally attributable to decreased volume. SG&A decreased slightly from $23.4 million in 2001 to $22.7 million in 2002, primarily as a result of our general cost control efforts.

International

Net sales in the International segment decreased by 3%, or $2.8 million, from $102.9 million in 2001 to $100.1 million in 2002. The decrease was principally attributed to foreign exchange translation. The USD/Euro rate averaged $0.90 in 2001, compared to $0.88 in 2002. Volume levels in our paperboard mills were up approximately 4% and volumes in our converting plants were up approximately 12%. These volume increases were offset by lower prices which were down 12% in our mills and 2% in our converting plants.

Operating income in the International segment was relatively flat, decreasing from $8.0 million in 2001 to $7.9 million in 2002. Operating income as a percentage of net sales was 8% in 2001 and 2002. Cost of sales decreased from $84.0 in 2001 to $81.0 million in 2002, and cost of sales decreased as a percentage of net sales from 82% in 2001 to 81% in 2002, primarily as a result of a 41% decrease in cost of recovered paper. SG&A increased slightly from $11.0 million in 2001 to $11.2 million in 2002. SG&A as a percentage of net sales was 11% in 2001 and 2002. Operating income remained relatively flat as decreased volumes were offset by the lower sales prices.

Corporate

Unallocated corporate expense decreased by $14.1 million from $21.6 million in 2001 to $7.5 million in 2002, primarily as a result of an $8.2 million charge in 2001 arising from unfavorable litigation, and lower overall costs in several areas including legal expenses and salaries.

Interest Expense

Interest expense increased slightly from $8.8 million in 2001 to $9.0 million in 2002. Average outstanding borrowings increased from $171 million in 2001 to $207 million in 2002.

Other Income

Our other income-net decreased from $5.1 million in 2001 to $1.6 million in 2002. In 2001, we experienced a gain of $2.0 million on the sale of marketable securities and higher foreign exchange gains.

Discontinued Operations

We recorded net income of $0.2 million and $3.1 million respectively in 2002 and 2001 related to the operations of Bertako and the closure of NP Cogen, Inc., our cogeneration facility located in the City of Commerce, CA in March 2001.

Net Income

As a result of the foregoing, net income decreased from $13.2 million in 2001 to $5.4 million in 2002, a 59% decrease.

Liquidity and Capital Resources

Liquidity Sources and Risks

Our primary sources of liquidity are cash from operations and borrowings under our credit facilities described below. Downturns in operations can significantly affect our ability to generate cash. Some of the factors that can affect our operating results and liquidity are discussed further in this report under the caption “Risk Factors”. In 2004, we generated $27.4 million in cash from operations, which represented a $0.2 million, or 1%, increase from 2003. Similarly, in 2003, we generated $27.2 million in cash from operations, which declined by $34.3 million, or 56%, from 2002. We believe that our existing cash and liquidity position will be strengthened by our recent shutdowns in our Paperboard and Converted Products segments, and continued diligence related to our cost control programs which have improved our utilization rates and decreased expenses. However, no assurance can be given that these recent improvements in our mill utilization rates or cost control efforts will continue.

Our senior credit facility with the principal sum of $84.4 million outstanding, ($4.6 million of borrowings and $79.8 million of letters of credit) at April 30, 2004 is due on March 15, 2007. While we believe that cash from operations and availability under our credit facility will provide us with sufficient liquidity for the foreseeable future, the availability of borrowings from our credit facility is governed by our compliance with certain financial covenants, including an interest coverage test, a maximum level of capital expenditures and certain leverage ratios. We were in compliance with the covenants under our credit facility as of April 30, 2004.

The availability of liquidity from borrowings is primarily affected by our continued compliance with the terms of the agreements governing our credit facility, including payment of interest obligations and compliance with various covenants and financial maintenance tests.

Liquidity Requirements

Operations. Our current cash requirements for operations consist primarily of expenditures to maintain our mills and plants, purchase inventory, meet operating lease and purchase money obligations, meet obligations to our lenders, and finance working capital requirements and other operating activities. We fund our current cash requirements with cash provided by operations and borrowings under our senior credit facility. We believe that these sources are sufficient to meet the current and anticipated cash requirements of our operations.

Capital Expenditures. Since June 2000, we have been involved in constructing our new paperboard mill in Fitchburg, Massachusetts. See “Business—Our Process and Our Products—Paperboard Segment—Fitchburg Paperboard Mill.” Since that time, capital and operating expenditures at the Fitchburg mill have had the largest impact on our liquidity. Through April 30, 2004, we have made capital expenditures of approximately $175 million on the Fitchburg mill. Our total capital expenditures were $24.6 million, $53.8 million and $125.6 million in fiscal 2004, 2003 and 2002, respectively. Of such amounts, $2.4 million, $34.4 million and $107.1 million, respectively in 2004, 2003 and 2002, were attributable to the Fitchburg mill. From the date the assets of the Fitchburg mill were placed in service, on June 1, 2003, through April 30, 2004, we experienced operating losses of $11.1 million of which $7.3 million were non-cash depreciation charges. While there will be further operating losses at the Fitchburg mill in 2005, we believe that the Fitchburg mill will be cash break even in 2005.

Borrowings

At April 30, 2004, total debt (consisting of current maturities of debt, our senior credit facility, and other long-term debt, as reported on our consolidated balance sheets) was as follows (in millions):

April 30, 2004
Senior revolving credit facility (1)	$4.6
9 3/4% Senior Subordinated Notes due 2014	175.0
Industrial Revenue Bonds	72.4
Other	3.8

Total debt	$255.8

(1)	Excludes letters of credit issued to enhance security for the IRBs and worker’s compensation claims

In March 2004, we entered into a three-year, senior secured revolving credit facility with Wachovia Bank, National Association, as Agent. Borrowers under the facility are The Newark Group, Inc. and Newark Group International B.V. (“BV”), a Netherlands company and one of our wholly owned subsidiaries. The facility is in the aggregate principal amount of $150 million, with BV entitled to borrow in Euros up to the US dollar equivalent of $40 million. Up to $95 million is available for the issuance of letters of credit. Letters of credit are needed, in part, as security for our industrial revenue bonds. As of April 30, 2004, we had approximately $79.8 million of letters of credit outstanding to secure our industrial revenue bonds and liability insurance claims and $4.6 million of other borrowings outstanding under the facility, leaving us with availability of approximately $65.6 million under the revolver.

Our senior secured revolving credit facility requires, among other things, that we satisfy certain financial covenants, including an interest coverage test, a maximum level of capital expenditures and certain leverage ratios. The facility also imposes limits on acquisitions of new debt and advances to and investments in affiliates. In addition, we may not declare or pay any cash dividends.

In March 2004, we completed an offering of $175 million of 9.75% senior subordinated notes with a maturity date of March 12, 2014. We will pay interest semi-annually on March 15 and September 15 of each year, beginning September 15, 2004. We cannot redeem the Notes before March 15, 2009, except as described below. On or after that date, we may redeem them at specified prices. However, on or before March 15, 2007, we may redeem up to 35% of the original principal amount of the Notes at 109.75% of their face amount, plus accrued interest, with money we raise from certain public equity offerings. The Notes will rank junior in right of payment to all of our existing and future senior debt and equal in right of payment with all of our existing and future senior subordinated debt. The Notes will not be guaranteed by any of our subsidiaries, and will therefore be effectively subordinated to all liabilities of our subsidiaries. If we experience certain changes of control, we must offer to purchase the Notes at 101% of their face amount, plus accrued interest.

We are also parties to a series of cross currency rate swap transactions with members of our existing bank group in the aggregate notional amount of $53.0 million (the “2001 Swaps”). The 2001 Swaps have been designated as hedges against the existing inter-company loan to BV and effectively converted approximately $53.0 million together with the corresponding US Dollar denominated fixed rate interest payment obligations, into Euro denominated fixed rate obligations. At April 30, 2004 and 2003, the fair value of the 2001 Swaps represented a liability of $20.3 million and $16.9 million, respectively.

Aggregate annual principal payments applicable to debt for the next five years and thereafter will be as follows (in millions):

Year Ending April 30,	Total
2005	$3.1
2006	2.4
2007	7.1
2008	2.2
2009	2.1
Thereafter	238.8

Cash Flow

Net cash provided by operating activities

In the fiscal years ended April 30, 2004 and 2003, we generated cash from operating activities of $27.4 million and $27.2 million, respectively.

Net cash used in investing activities

In the fiscal years ended April 30, 2004 and 2003, we used $22.6 million and $35.0 million in cash, respectively, in investing activities. The overall reduction compared to last year was due primarily to the capital expenditures made in 2003 in connection with the Fitchburg mill. In addition, in 2003 we generated $17.3 million in cash from the sale of our Bertako subsidiary while in 2004, we realized $4.6 million from the sale of property, plant and equipment, the majority of which relates to the sale of two facilities in the Converted Products segment.

Net cash provided by (used in) financing activities

In the fiscal years ended April 30, 2004 and 2003, we provided (used) cash from financing activities of ($10.2) million and $13.3 million, respectively. In 2004, proceeds of new debt issuance of $176.6 million were used to repay debt totaling $156.8 million due to prior lenders. We also made one-time payments of $21.5 million for prepayment penalties and financing fees related entirely to the March 12, 2004 refinancing. In 2003, proceeds were $4.9 million greater than repayments. Additionally, we purchased $4.5 million of treasury stock in 2004 as opposed to $3.3 million in 2003 and also experienced a decrease of $4.0 million in our cash overdraft position in 2004 versus an increase of $11.7 in 2003.

Contractual Obligations

The following table (in millions) summarizes our significant contractual cash obligations as of April 30, 2004. Certain of these contractual obligations are reflected in our balance sheet, while others are disclosed as future obligations under GAAP.

Contractual Obligations (1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term obligations (2)	$255.8	$3.1	$9.5	$4.3	238.9
Capital lease obligations	n/a
Operating leases (3)	24.5	4.3	6.7	4.6	8.9
Purchase Commitments (4)	5.8	5.2	0.6

(1)	Does not include any obligation to repurchase shares held by our employee stock ownership plan and one of our officers upon retirement, both of which appear in the Temporary Equity component of our Balance Sheet (See Notes 8 and 18 to our audited consolidated financial statements.)
(2)	See Note 6 to our audited consolidated financial statements.
(3)	See Note 7 to our audited consolidated financial statements.
(4)	Comprised primarily of short-term commitments to purchase energy for facilities in our Paperboard Segment.

Seasonality

Certain of our products are used by customers in the packaging of food products, primarily fruits and vegetables. Due principally to the seasonal nature of certain of these products, sales of our products to these customers have varied from quarter to quarter. In addition, poor weather conditions that reduce crop yields of packaged food products and adversely affect customer demand for food containers can adversely affect our revenues and our operating results. Our overall level of sales and operating profit have historically been lower in our third quarter, ended January 31, due in part to closures by us and our customers for the Thanksgiving, Christmas and New Year’s holidays and to the cyclicality of the demand for our products.

Inflation

Changes in raw material and energy prices have had, and continue to have, a material negative effect on our operations. We do not believe that general economic inflation is a significant determinant of our raw material price increases or that, except as it relates to energy prices, it has a material effect on our operations.

Qualitative and Quantitative Disclosure About Market Risk

We are exposed to market risk from changes in foreign exchange rates, interest rates and the costs of raw materials used in our production processes. To reduce such risks, we selectively use financial instruments.

The following risk management discussion and the estimated amounts generated from the sensitivity analyses are forward-looking statements of market risks, assuming that certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to actual developments in the global financial markets. The analysis used to assess and mitigate risks discussed below should not be considered projections of future events or losses.

Commodity Prices. The markets for our recovered paper products, particularly OCC, are highly cyclical and affected by such factors as global economic conditions, demand for paper, municipal recycling programs, changes in industry production capacity and inventory levels. These factors all have a significant impact on selling prices and our profitability. We estimate that a 10% increase in the price of recovered paper, with no corresponding increase in the prices of finished products, would have had approximately a ($10.0) million effect on our operating income in 2004, although this would be slightly mitigated by the fact that we also sell recovered paper to third party customers.

Energy prices are also highly cyclical. We estimate that a 10% increase in our energy costs with no corresponding increase in the prices of finished products would have had an approximately ($6.4) million effect on our operating income in 2004. We attempt to partially hedge our energy price risk by buying forward contracts for some of our future energy requirements.

Interest Rates/Cross Currency Interest Rate Swaps. We have cross-currency interest rate swap agreements with Fleet Bank and Wachovia Bank as described above. The 2001 Swaps have been designated as hedges against the existing intercompany loan to our European subsidiary. At April 30, 2004 and 2003, the fair value of the 2001 Swaps represented a liability of $20.3 million and $16.9 million, respectively. We recognized a $0.3 million charge as a result of hedge ineffectiveness related to these swap agreements during 2004 and there were no charges recognized for ineffectiveness in 2003. We do not expect a material amount to be reclassified from other comprehensive income to earnings to offset recognition of gains and losses on the intercompany loan in the next twelve months.

We could be exposed to future changes in interest rates. Our senior secured revolving credit facility bears interest at a variable rate, as do our Industrial Revenue Bonds. Interest rate changes impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant.

We do not otherwise have any involvement with derivative financial instruments and do not use them for trading purposes.

Critical Accounting Policies

Our accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates that affect the amounts of revenues, expenses, assets and liabilities reported. The following are critical accounting matters which are both very important to the portrayal of our financial condition and results and which require some of management’s most difficult, subjective and complex judgments. The accounting for these matters involves the making of estimates based on current facts, circumstances and assumptions which, in management’s judgment, could change in a manner that would materially affect management’s future estimates with respect to such matters and, accordingly, could cause future reported financial condition and results to differ materially from financial condition and results reported based on management’s current estimates.

Pension

Our defined benefit pension plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” The determination of pension obligations and expense is dependent upon our selection of certain assumptions, the most significant of which are the expected long-term rate of return on plan assets and the discount rates used to discount plan liabilities. Our assumptions are described in Note 10 to the audited consolidated financial statements. The assumption for the long-term rate of return on plan assets is determined based on historical results of the portfolio and management’s expectation of the current economic environment. Effective May 1, 2002, this rate of return was reduced to 8.75% from 9.50%. At April 30, 2003, the discount rate was reduced from 7.25% to 6.50% and subsequently reduced to 6.25% on April 30, 2004. A 1.0% change in this discount rate would create an impact to the statement of operations of approximately $1.0 million. This discount rate is based upon the demographics of the plan participants as well as benchmarking certain indices, e.g. Citigroup High Grade Credit Index as well as Aa- and Aaa-Rated Corporate Bonds. Pension expense was $2.6 million in 2002, $4.1 million in 2003, $6.2 million in 2004 and is estimated to be approximately $6.5 million in 2005.

Goodwill

Effective May 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” This pronouncement requires us to perform a goodwill impairment test at least annually. See Note 1 to the audited consolidated financial statements for additional information regarding our goodwill accounting. Our judgments regarding the existence of impairment indicators are based on a number of factors including market conditions and operational performance of our businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our businesses is impaired. Evaluating the impairment of goodwill also requires us to estimate future operating results and cash flows, which also require judgment by management. Any resulting impairment loss could have a material adverse effect on our financial condition and results of operations.

Accounts Receivable

Our policy with respect to trade and notes receivables is to maintain an adequate allowance or reserve for doubtful accounts for estimated losses from the inability of our customer to make required payments. For specific accounts for which we have information that the customer may be unable to meet its financial obligation, whether or not a bankruptcy is involved, a provision is recorded at time of occurrence (e.g. in 2004, we incurred a bad debt write-off of $3.2 million for a long-standing customer who did file for Chapter 11 protection on July 13, 2004). For all other accounts, percentages are applied to all receivables based up the age of the specific invoices. The older invoices (e.g., all amounts greater than 90 days) receive a larger percentage of allowance, based upon management’s best estimate. Another percentage, based upon management’s best estimate, is applied to the remaining receivable balance. A total reserve is calculated in this manner and is compared to historical experience. A 1.0% movement of our total receivables into the greater than 90 day aging, would result in an increase to the reserve of $125,000. If the financial condition of our customers were to deteriorate and result in an inability for them to make their payments, additional allowances may be required.

Impairment of Long-Lived Assets

Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we periodically evaluate long-lived assets, including property, plant and equipment and definite lived intangible assets whenever events or changes in conditions may indicate that the carrying value may not be recoverable. Factors that management considers important that could initiate an impairment review include the following:

•	Significant operating losses;

•	Significant declines in demand for a product where an asset is only able to produce that product;

•	Assets that are idled; and

•	Assets that are likely to be divested.

The impairment review requires management to estimate future undiscounted cash flows associated with an asset or asset group expected to result from the use and eventual disposition of the asset or asset group. Estimating future cash flows requires management to make judgments regarding future economic conditions, product demand and pricing. Although we believe our estimates are appropriate, significant differences in the actual performance of the asset or asset group may materially affect our asset values and results of operations. An impairment loss shall be recognized if the carrying amount of the long-lived asset or asset group exceeds fair value as determined by the sum of the undiscounted cash flows. For additional information, see Note 16 to the audited consolidated financial statements.

Accounting for Employee Stock Compensation Plans

Effective May 1, 1985, we established an Employee Stock Ownership Plan (“ESOP”), which purchased 1,800,000 shares of our common stock. The ESOP covers all salaried employees hired prior to May 1, 1994. As of April 30, 1995, all stock of the ESOP had been allocated to the accounts of the participants and there are no additional required contributions to the ESOP. Upon distribution of shares to settle account balances, which cannot occur until after employee termination, we have the obligation, upon participant request, to purchase the shares at the greater of the then current fair market value or an amount equal to the price per share paid on December 30, 1985 increased by the cumulative increase in the book value of such shares after December 30, 1985 to the April 30 immediately preceding the date on which notice of exercise of the put right is delivered to the Company. Several valuation techniques, including a return on investment and weighted return on capital analyses, are performed to establish fair value. In addition, present value calculations of projected future income streams and discounted cash flow analyses are employed to develop estimated total enterprise and total equity values for us. Any changes to these assumptions and estimates could materially affect our obligation. See Note 8 to the audited consolidated financial statements.

BUSINESS

The Newark Group, founded in 1912, is an integrated producer of 100% recycled paperboard and paperboard products with leading market positions in North America and Europe. We primarily manufacture folding carton, core board and industrial converting grades of paperboard, and are among the largest producers of these grades in North America. We are also a leading producer of laminated products and graphicboard in North America and Europe as well as a major producer of tubes, cores and allied products in North America. We supply our products to the paper, packaging, stationery, book printing, construction, plastic film, furniture and game industries. In addition, we are engaged in the collection, trading and processing of recovered paper in North America, and believe that we are among the five largest participants in this industry. We have more than 8,000 customers worldwide and our relationships with our top 70 customers, as measured by sales, average in excess of 17 years. No single customer accounted for more than 3.1% of our sales in 2004.

We operate in three segments—Paperboard, Converted Products, and International—and our products can be categorized into five product lines: (i) recovered paper; (ii) 100% recycled paperboard; (iii) laminated products and graphicboard; (iv) tubes, cores and allied products; and (v) solidboard packaging products. In our Paperboard segment we handle recovered paper and manufacture grades of recycled paperboard used in the production of folding cartons, rigid boxes, tubes and cores and other products. In our Converted Products segment we convert paperboard into tubes, cores and allied products, solidboard packaging and products used for book covers, gameboards, jigsaw puzzles and loose-leaf binders. In our International segment, which consists of a vertically integrated network of facilities in Europe, we produce 100% recycled paperboard, laminated products and graphicboard and solidboard packaging, primarily for the European market. For 2004, we generated sales of approximately $788 million.

Industry Overview

Paperboard, our primary product, is a general term describing grades of paper used for manufacturing shipping containers, folding cartons, point-of-purchase displays, book covers, tubes, cores and allied products, and other products. Compared with alternatives, paperboard offers protective packaging for a wide range of goods at a relatively low cost. The U.S. paperboard industry is mature and has exhibited stability, growing at a compound annual rate of approximately 2% over the past 20 years. In 2003, total industry shipments were approximately 43.4 million tons, of which approximately 32% were grades of recycled paperboard, some of which grades we do not manufacture. We are a leading producer of 100% recycled paperboard and paperboard products, concentrating primarily on folding carton, core board and industrial converting grades of paperboard. We shipped approximately 1.0 million tons of these grades during our year ended April 30, 2004.

Growth in the recycled paperboard segment has outpaced that of the overall paperboard market, expanding approximately 3% per annum for the past decade. This growth is attributable to both recent technology improvements that have allowed recovered paper to compete more effectively with virgin woodpulp, and the rising paper recovery rate, which, according to Resource Information Systems, Inc. (RISI), has climbed from 27% in 1982 to 52% in 2002. The recycled paperboard market is split into 100% recycled products and partially recycled (virgin and secondary fiber).

Generally, the European recycled paper and paperboard industry is more developed than in the U.S., as certain countries have historically been far more focused on environmental stewardship. The Confederation of European Paper Industries (CEPI) estimates that the average paper collection rate across Europe was 56% in 2002, and for the European countries in which we operate the rate exceeded 50%. In 2002, total European recycled paper and paperboard production, which includes all paper and paperboard grades, totaled 43.1 million tons, an increase of 3.9% annually over the past five years. The primary grades of paperboard we manufacture in Europe are laminating grades, graphicboard and core board. We shipped approximately 200,000 tons of these grades during our fiscal year ended April 30, 2004.

Business Strategy

Our primary business strategy is to improve on our market leadership positions in our existing products and to build market leadership positions in new products. Specifically we intend to:

Optimize Fitchburg Operations. We continue to optimize the production capabilities at our Fitchburg, MA paperboard mill to improve operational production and efficiency. Our goal is to raise productivity at this facility from a production rate of 235 tons per day in April 2004 to a target production rate of 360 tons per day and to raise efficiency at this facility from 73% in April 2004 to a target of 90%, as measured by the time we spend manufacturing market quality product over the total amount of operating time. We intend to broaden product offerings and increase market share for our products to better utilize the capacity of this facility.

Continue to Develop Relationships with Customers. We seek to enhance and develop long-term relationships with our customers. Our efforts include working closely with our customers in all stages of product development and manufacturing in an effort to engineer products to meet their needs. Our commitment to product quality and dedication to customer service has enabled us to develop long-term relationships with our customers. In addition, the 17 year average length of our business relationships with our top 70 customers, as measured by sales, across our business segments illustrates our dedication to customer service. Our commitment to customer relationships is also reflected in a bi-annual “Perceived Value Survey”, conducted by Priority Metrics, a marketing consultant, where we have consistently received the highest ranking among our competitors for customer service.

Increase Vertical Integration. Our Converted Products segment currently uses 32% of the paperboard produced by our Paperboard segment, while in Europe we currently utilize 53% of the production of our 100% recycled paperboard. We intend to increase the percentage of paperboard utilized in our converting operations by increasing volumes of our existing products and by developing new products and engineered solutions for our customers. We may also pursue “tuck-in” acquisitions that will enhance our vertical integration and complement our existing operations.

Raw Materials

Recovered paper is the most important raw material used in our businesses. We use recovered paper to produce our 100% recycled paperboard. We also purchase certain chemicals used in the manufacture of paperboard. The supply and price of recovered paper is subject to market fluctuations due to changing supply and demand. The supply of recovered paper is driven by the collection activity of both public entities and the private sector. Through government regulations and environmental awareness efforts, the recovery rate has risen dramatically over the past two decades to just over 50% in 2003, with most of the growth occurring in the post-consumer area, primarily comprised of households and office complexes that were not previously recovering paper. The American Forest & Paper Association (“AF&PA”) has set a goal to reach a recovery rate of 55% by 2012.

In our Converted Products segment, we purchase other raw materials such as small amounts of paper grades that we do not manufacture and large amounts of adhesives used in laminating and in the manufacture of tubes and cores. However, volatility of the prices of these other raw materials has not materially affected our results of operations and we do not expect any volatility of these prices to have a material effect on our results of operations in the future.

Our Process and Our Products

We operate in three segments: Paperboard, Converted Products and International (which encompasses all of our European operations)

Paperboard Segment

Within this segment we operate 22 facilities in North America, split equally between paperboard mills and recovered paper plants. The paperboard mills consume as their primary raw material approximately 40% of the recovered paper we acquire. Our paperboard mills manufacture grades of paperboard used in the production of folding cartons, rigid boxes, tubes, cores and allied products and other industrial products.

Recovered Paper—We purchase, collect, sort and bale recovered paper for use in our paperboard mills as well as for sale to other paper manufacturers. During 2004, we acquired approximately 2.6 million tons of recovered paper, of which approximately 1.0 million tons were used as raw material by our paperboard mills and the remainder was sold to third party mills. The recovered paper we handle is bought and sold according to the grade and there are more than 75 grades of recovered paper. We deal primarily in old corrugated containers (OCC), old newspaper (ONP) and mixed paper (MP), which accounted for approximately 55%, 17%, and 9% of our total volume, respectively, for 2004. The management of our recovered paper activities is conducted through five regional offices located in Salem, Massachusetts; Newark, New Jersey; Moraine, Ohio; Mobile, Alabama; and Stockton, California.

We purchase and collect recovered paper from several sources. We acquire approximately 29% of our recovered paper from industrial companies such as Smurfit-Stone Container Corporation and Inland Paperboard and Packaging, Inc., and approximately 27% from retail stores such as Wal-Mart Stores, Inc., Target Corporation and The Kroger Co. that must dispose of large amounts of packaging material from their incoming products. We pioneered the collection of OCC bales from these retail stores as a commercial transaction rather than as a waste disposal service. In addition, we acquire approximately 15% of our recovered paper from municipalities and regional recycling centers, approximately 7% from small recycling companies, and approximately 5% from large waste companies such as Waste Management, Inc. and Allied Waste Industries, Inc.

Of the recovered paper we acquire, approximately 78% is purchased in bales and shipped to either our paperboard mills or our recovered paper processing plants or sold to third party customers. The remainder is received in loose form at our paperboard mills or our processing plants. Loose recovered paper comes primarily from municipalities or regional recycling centers and because of cost advantages, we attempt to maximize the amount of loose recovered paper we receive at our mills. Our recovered paper processing plants separate, sort and bale recovered paper by grade for use in our paperboard mills or sale to third party customers. During 2004, we processed approximately 458,000 tons of recovered paper.

Recycled Paperboard Manufacturing—We operate 11 paperboard mills with total annual production capacity of approximately 1.1 million tons of 100% recycled paperboard. Our paperboard mills consume various grades of recovered paper as their primary raw material and require approximately 1.1 million tons of recovered paper annually. It takes approximately 1.1 tons of recovered paper to make 1.0 ton of recycled paperboard to allow for the removal of contaminants and some loss of fiber. Our paperboard mills consume various grades of recovered paper, approximately 48% of which is OCC, 26% of which is ONP and 13% of which is MP.

In the paperboard manufacturing process, recovered paper is mixed with water to create a solution that is referred to as stock. This stock is passed through equipment to clear away contaminants such as tape, wires, staples and plastic material and then fed into the paperboard machine where it is formed into a continuous moving layer of recycled paperboard. The water in the layer is removed during several stages of draining, pressing and drying. The dried layer of paperboard is wound into rolls or sheeted and palletized for sale to third party customers or transfer to our Converted Products segment, where it is converted into various products.

We produce many different grades of 100% recycled paperboard, including: core board grades (26%), laminating and laminated grades (20%), plain chip grades (18%) and folding boxboard grades (15%). We used approximately 32% of our recycled paperboard production as raw material in our Converted Products segment in 2004. The core board grades are used to manufacture spiral wound and convolute wound tubes and cores of all kinds and sizes. Laminating grades (grades to be laminated by the customer) and laminated grades (grades already laminated at our paperboard mills) are used to produce heavyweight boards used in the production of book covers, loose-leaf binders, solidboard packaging, gameboards, jigsaw puzzles and other products. Plain chip grades are used primarily in the production of simple protective packaging products and rigid boxes. Folding boxboard grades are used for manufacturing folding cartons and other products requiring creasing and bending of the paperboard in the manufacturing process. Most of our folding boxboard production is uncoated. These products include partitions, corner boards and layer pads for separating layers of cans and bottles. These four grades represent 79% of our total paperboard production. The balance of our 100% recycled paperboard production consists of numerous specialty grades.

Fitchburg Paperboard Mill—In 2000, we purchased a closed paper mill in Fitchburg, Massachusetts and began the process of designing, acquiring and installing two new paperboard machines and auxiliary equipment to produce graphicboard with an in-line process established in Europe, but new to North America. The site was acquired out of bankruptcy for $9.1 million after purchasing debt obligations of the site and selling some of the acquired equipment. Because this site had been permitted previously as a paper mill and contained some important infrastructure, the time and cost of developing this site compared with building a “greenfield” plant was reduced. We invested in Fitchburg because the in-line process can produce higher quality graphicboard at a lower cost than our traditional laminating process. We have been manufacturing graphicboard with the in-line process for a number of years at our paperboard mill near Barcelona, Spain. Other European paperboard mills also use this established process to produce graphicboard as well as other grades of laminated paperboard.

We produce a three-ply laminated sheet of graphicboard with our two new paper machines. One paperboard machine manufactures the top and bottom layers of the laminated sheet. The second machine manufactures the middle ply, which is laminated with the paperboard from the first machine in a continuous in-line process. The resulting laminated paperboard is cut into sheets and automatically stacked onto pallets. This process is continuous through laminating, slitting and palletizing. We plan to produce other grades of paperboard at the Fitchburg mill. In the United States, before acquiring the Fitchburg mill and establishing our in-line process, we produced graphicboard at our converting plants by laminating paperboard manufactured at our mills. We will continue to use this traditional laminating process to produce specialized products that are not suited to the in-line process.

The Fitchburg mill’s machines utilize the latest paperboard manufacturing and process control technologies in order to maximize quality and productivity and achieve lower operating costs. We believe our total cost of producing graphicboard will ultimately be less than with our traditional process. See “Risk Factors—Risks Related to our Business—We have been operating our Fitchburg, Massachusetts paperboard mill at a substantial loss and if we are required to make significant additional expenditures, our losses could continue and our expenses could increase.”

Converted Products Segment

We operate 23 converting plants in North America within this segment. These plants consume as their primary raw material approximately 32% of the recycled paperboard produced in our paperboard mills. Our Converted Products segment contains three product lines: (i) laminated products and graphicboard; (ii) tubes, cores and allied products; and (iii) solidboard packaging.

Laminated Products/Graphicboard Manufacturing—Our laminated products and graphicboard are manufactured in four converting plants. Rolls of recycled paperboard are laminated by gluing together between two and five layers to form a heavyweight board that is cut into pieces. As we increase production at our Fitchburg mill, our converting plants will bypass the laminating process for some products, as they will receive laminated sheets from the Fitchburg mill. In addition, our converting plants customize laminated board to produce specialized products, such as laminating foam used in the manufacture of padded boards for specialty albums and books. We also produce pieces with hinge materials attached for use by our customers in making folding gameboards and sample books. We have broad capabilities across a wide range of sheet calipers and dimensions.

Tube and Core Manufacturing—We manufacture tubes, cores and allied products at 16 converting plants in the United States and two in Canada. Tubes and cores are manufactured by taking multiple rolls of core board combined with adhesive and winding the core board plies around a mandrel. We manufacture tubes and cores in various diameters, thicknesses and widths. Our customers wind their products, such as paper, tape, textiles, yarn and plastic film, onto our cores. Tubes are used for various applications including during construction for forming columns. We also manufacture paper roll end covers, roll wraps and pallets for our tube and core customers and also provide converting services.

Solidboard Packaging Manufacturing—During 2004, we began manufacturing solidboard packaging products in a converting plant in Madera, California. Although already manufactured by us in Europe for a number of years, solidboard packaging is a new product line in our Converted Products segment. During the manufacturing process, we laminate layers of paperboard, which are then cut into heavyweight sheets. These sheets are then used to form boxes and trays for packaging fruits, vegetables, fish, meat and poultry for shipment to warehouses and retail stores. The laminating process enables us to include different materials in the heavyweight sheet such as a moisture barrier or preprinted film for a high quality graphic presentation. Most of our solidboard packaging products are used as a substitute for other materials when superior moisture barrier properties are required. The recyclable nature of our products minimizes difficulties our customers would otherwise have with the recycling of packaging materials such as wax-saturated corrugated containers, wood and plastic. We are currently developing and testing solidboard packaging products for the North American market.

International Segment

We operate seven plants in Europe that manufacture similar products with similar processes to those described in our Paperboard and Converted Products segments. Although we do not operate recovered paper plants in Europe, we have investments in three recovered paper companies that operate in Spain and France. Two other paper manufacturers own the balance of these three companies and each of us purchases most of our recovered paper needs from these businesses. We operate two paperboard mills in Spain that produce approximately 200,000 tons of 100% recycled paperboard. Of this production, approximately 37% is graphicboard sheets, 29% is core board grades and 31% is laminating grades. All of our core board grades are sold to tube and core manufacturers, including tube and core companies located in Spain and Portugal where we have minority ownership interests. We operate two converting plants in Spain and perform converting at the paperboard mill near Barcelona, Spain. We operate three additional converting plants in The Netherlands, France and Germany. Our converting plants consume approximately 53% of our paperboard production, of which approximately 55% is converted into solidboard packaging and the remainder into laminated products and graphicboard.

Solidboard packaging is a major product line of our European operations. We produce boxes and trays for packaging fruits, vegetables, fish, meat and poultry for shipment to warehouses and retail stores. We believe we are the second largest producer of solidboard packaging in Western Europe with annual production of approximately 100,000 tons.

Sales and Customers

For 2004, we had consolidated sales of approximately $788 million. We have over 8,000 customers and have no significant customer concentration. For 2004, our single largest customer accounted for approximately 3.1% of total sales. Our relationships with our top 70 customers, as measured by sales, average in excess of 17 years. Many of our customers purchase products from more than one product line. We sell our products across the United States and Canada and in over 60 other countries around the world, of which Spain accounts for the most sales at approximately 8%, followed by Canada and Germany, with approximately 3% each, and China and The Netherlands, with approximately 2% each.

We emphasize personal service and our ability to meet the quality needs of our customers. One of our key strengths is our experienced sales group, which domestically consists of 90 sales representatives and 76 sales service representatives, most of whom are located at our sites. Depending upon the product line, the domestic market is divided into three to five geographic regions, where a regional sales manager oversees all sales and marketing functions. All sales personnel are trained to market our full product line. Over the years our customers have recognized our service efforts through numerous supplier and vendor awards.

Paperboard Segment

For 2004, we had consolidated sales to third parties of approximately $398 million in the Paperboard segment. In this segment we sell recovered paper and 100% recycled paperboard.

Our sales of recovered paper are mostly to other paper manufacturers in North America. During 2004, we sold approximately 1.5 million tons of recovered paper to third parties. Sales are direct to our customers and are handled by our own sales and procurement team of 26 people, operating out of five regional sales offices. Some of our important customers for recovered paper are Weyerhaeuser Company and Inland Paperboard and Packaging Inc. We also export recovered paper to 10 countries outside of North America, primarily in Asia and Europe. Our export customers are primarily other paper manufacturers and, to a lesser extent, intermediaries. Export sales are handled by our international sales team operating out of our sales office located at our paperboard mill in Los Angeles, California. In addition, we have a sales representative in China. Our most important recovered paper export markets are China followed by South Korea and Canada.

Our 100% recycled paperboard is supplied to our Converted Products segment and sold to third party converters. During 2004, we sold approximately 662,000 tons of 100% recycled paperboard, primarily to independent converters. Our sales are mostly direct to the converter and are managed by a 24 person sales group. Our sales are highly diversified as to end market, with the largest being the folding carton market that represents approximately 26% of our external sales. Representative customers are Reynolds Metals Company (Alcoa Flexible Packaging), The Procter & Gamble Company and Georgia-Pacific Corporation.

Converted Products Segment

For 2004, we had consolidated sales of approximately $247 million in the Converted Products segment. This segment consists of three product lines: (i) laminated products and graphicboard, (ii) tubes, cores and allied products, and (iii) solidboard packaging.

In our laminated products and graphicboard product line we sell heavyweight laminated paperboard to the book, board game, jigsaw puzzle and loose-leaf binder markets. We sell the solid component for the covers of hardbound books to book printers such as R.R. Donnelley & Sons Company and Quebecor World, Inc. We also sell solid components for loose-leaf binders to manufacturers such as Avery Dennison Corporation and Acco Brands, Inc. and heavyweight board to boardgame and jigsaw puzzle manufacturers such as Warren Industries and Pressman Toy Corporation. Our sales are managed by a 10 person sales group and we enjoy longstanding relationships with many of our customers as we have supplied this market for over 25 years. We sold approximately 150,000 tons of laminated products and graphicboard in 2004.

Tubes, cores and allied products is another product line in our Converted Products segment. Our customers wind their products around our cores or they place their products inside our tubes. Our customers are manufacturers of paper, paperboard, plastic films, metal foils, fabrics, tapes, and labels. We also sell tubes that are used as forms for pouring concrete columns. In addition, we provide our paperboard mill customers converting and finishing services and supplies such as paper roll wraps and roll end covers. Sales of this product line are managed by a 30 person sales group. Customers for this product line include The Procter & Gamble Company, Bemis Company, Inc. and International Paper Company. We have supplied many of our customers for over 15 years. We sold approximately 188,000 tons of tube, core and allied products in 2004.

The solidboard packaging product line is in the developmental stage in the United States. Solidboard packaging products are primarily sold to growers and wholesalers of fruit and vegetables and to producers of meat and poultry. Solidboard packaging is one of our principal product lines in Europe and we believe that we can develop a domestic market for these products.

International Segment

For 2004, we had consolidated sales of approximately $143 million in the International segment. This segment consists of our European activity with sales of 100% recycled paperboard, laminated products, graphicboard and solidboard packaging.

We sell 100% recycled paperboard to third parties from our two paperboard mills in Spain. Sales from our mill near Pamplona, Spain, are primarily to manufacturers of tubes and cores. Standard core board is sold to tube and core manufacturers and lightweight core board is sold to tissue and towel manufacturers. Our customers include Sonoco Products Company and Georgia Pacific Corporation. Sales of core board are handled by our sales manager on a direct basis within Spain and Portugal, and through agents in other countries. We sold approximately 59,000 tons of core board in 2004. A small part of these sales were to manufacturers in which we have a minority investment.

We also sell sheets of graphicboard to the book and loose-leaf binder markets directly from our paperboard mill outside Barcelona, Spain. In 2004, we sold approximately 26,000 tons of these sheets. Most of our graphicboard is converted, either at the paperboard mill or at our converting plant in Berlin, Germany. We sold approximately 49,000 tons of converted graphicboard in 2004. Our internal sales group is responsible for sales of both graphicboard sheets and converted graphicboard pieces. Sales are primarily direct to customers in Spain, Germany and Portugal and through agents in other countries. We sell graphicboard in over 50 countries around the world, with approximately 56% sold in Spain and Portugal, 26% in other European countries and the balance around the world. Representative customers for graphicboard are Quebecor World, Inc. and Bertelsmann AG.

We also sell solidboard packaging products from two converting plants in Spain, one in The Netherlands and another in France. Our products from these plants are mostly sold in European countries, which accounts for approximately 89% of our solidboard sales in this segment. The principal destinations of these products are Spain, Germany, The Netherlands, Belgium, France and the United Kingdom. Smaller quantities are exported to the United States and countries in Africa and Latin America. The primary products are agricultural trays used for transportation and retail display of fruits and vegetables. We sell these products directly to large growers as well as to agricultural co-ops, wholesalers and grocery store chains. We also sell boxes for packing meat, poultry and fish. These boxes are sold primarily to meat packers or operators or suppliers of fishing fleets. We also sell small laminated trays that are used in the retail packaging of prepared fish. Our customers for this product are large fish processors or wholesalers. In 2004, we sold approximately 100,000 tons of solidboard packaging products.

Competition

We compete with numerous other manufacturers and converters primarily by geographic area and within the various product markets of the 100% recycled paperboard industry. We also compete with manufacturers of similar products using other materials. Generally, we compete in our markets on the basis of price, quality and service. Our competitors include large, vertically integrated paperboard companies, some with greater financial resources than ours, as well as numerous smaller niche players. Our competitors include Rock-Tenn Company, Caraustar Industries, Inc. and Sonoco Products Company in North America and Stora Enso Oyj, Kappa Packaging and Jefferson Smurfit Corporation in Europe.

Employees

As of April 30, 2004, in North America we had a total of 2,733 employees, of whom 748 were salaried and 1,985 were hourly. Approximately 1,150 of our employees at 18 facilities are governed by 18 collective bargaining agreements that expire between August 31, 2004 and January 15, 2009. Four of these agreements covering 303 employees will expire within the next twelve months. The Paper Allied-Industrial Chemical & Energy Workers International Union, the Association of Western Pulp & Paper Workers, the Graphic Communication International Union and the Union of Needletrades, Industrial and Textile Employees are the primary unions representing our employees in North America. We attempt to limit our risk to labor disputes by having separate contracts for each location instead of national contracts. We believe that our relationships with our employees and labor unions in North America are good.

As of April 30, 2004, our International segment had 625 employees, substantially all of whom are covered by labor agreements. These agreements are national industry agreements or local agreements. Two of our plants are governed solely by national industry agreements, three plants have local agreements and two of our smaller plants are not subject to any agreement. These agreements expire between September 1, 2006 and December 31, 2007. Trade associations negotiate the national agreements, so we do not individually negotiate these agreements. We do, however, negotiate the local agreements. We believe that our relationships with our employees and labor unions in Europe are good.

See “Risk Factors—If negotiations for renewals of our various labor agreements are not successful, our operations could be subject to interruptions, which would adversely affect our revenues and cash flows.”

Environmental Matters

Our operations are subject to a broad range of federal, state, local and foreign environmental, health and safety laws and regulations governing, among other things, air emissions, wastewater and stormwater discharges and the use, management and disposal of hazardous and non-hazardous material and waste. These requirements are complex, affect our day-to-day operations and tend to become more stringent over time. There can be no assurance that we have been or will be at all times in complete compliance with all such requirements that apply to our operations. To maintain compliance with these requirements, we have been and may in the future be required to modify operations, purchase new equipment or make other capital improvements. Capital expenditures for environmental control activities were not material during 2004 and are not expected to be material in 2005. Noncompliance could result in penalties, the curtailment or cessation of operations or other sanctions, which could be material.

We also are subject to environmental laws and regulations that impose liability and remediation responsibility for releases of hazardous material into the environment and natural resource damages. Under certain of these laws and regulations, a current owner or operator of property, or a person who at the time of disposal of hazardous material owned or operated property at which the hazardous material was disposed of, may be liable for the costs of remediating contaminated soil or groundwater at or from the property, without regard to whether the owner or operator knew of, or caused, the contamination, and may incur liability to third parties impacted by such contamination. In addition, a party that arranged for disposal of hazardous material at a site owned by a third party may have strict and, under certain circumstances, joint and several liability for remediation costs later required in connection with such site. We are aware that there is or may be soil or groundwater contamination at certain of our facilities resulting from current or former operations. These matters, which are in various stages of investigation and remediation, are not expected to result in material costs. The remediation of contamination, including any potential contamination not yet discovered, could, however, result in material costs or liabilities in the future.

We believe, based on current information, that any costs or other liabilities we may incur relating to environmental matters will not adversely affect us. We cannot be certain, however, that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events will not arise in the future and give rise to additional material environmental liabilities which could materially adversely affect our financial condition or results of operations.

Properties

We believe our facilities are appropriately insured, properly maintained and equipped with machinery suitable for their use. We lease our corporate offices in Cranford, New Jersey. The lease covering this property expires in December 2013 and provides for annual rent of $0.3 million per annum for these offices plus related real estate taxes and insurance costs. A table summarizing our manufacturing plants and sales offices is provided below.

	Number of Facilities
	Owned		Leased	Total
Paperboard Segment
Recovered paper plants and offices	10	*	1	11	*
100% Recycled paperboard mills	11		0	11

Subtotal	21		1	22
Converting Segment
Graphicboard plants	3		1	4
Solidboard plants	0		1	1
Tube, core and allied product plants	13		5	18

Subtotal	16		7	23
International Segment
100% Recycled paperboard mills	2		0	2
Graphicboard converting plants	0		1	1
Solidboard converting plants	4		0	4

Subtotal	6		1	7
Corporate Office	0		1	1

Total	43		10	53

*	Additionally, one recovered paper export sales office is located at our Los Angeles paperboard mill.

Legal Proceedings

We are involved in legal proceedings in the ordinary course of business. We believe that these matters will not have a material adverse effect on our financial position or results of operations.

MANAGEMENT

The following table sets forth certain information with respect to our directors and executive officers, as of August 2, 2004.

Name	Age	Position
Robert H. Mullen (1)	51	Chief Executive Officer, President and Director
Fred G. von Zuben (1)	66	Chairman of the Board
Edward K. Mullen (1)	81	Vice Chairman of the Board
William D. Harper	61	Senior Vice President, Business Development and Asset Management
Joseph E. Byrne	44	Vice President and Chief Financial Officer
David M. Ascher	51	Vice President, General Counsel and Secretary
Richard M. Poppe	49	Senior Vice President, Newark Paperboard Mills Division
Martin A. Chooljian (2)(3)(4)	74	Director
Joseph DiMartino (2)(3)(4)	60	Director
Benedict M. Kohl (1)(3)	72	Director
Fred H. Rohn (2)(4)	78	Director

(1)	Member of Executive Committee
(2)	Member of Audit Committee
(3)	Member of Compensation Committee
(4)	Member of Nominating Committee

Robert H. Mullen—Chief Executive Officer, President and Director—Mr. Mullen joined The Newark Group in 1984 as Assistant Superintendent of a paper machine at our Haverhill Paperboard Mill. From 1984 to 1989, Mr. Mullen held various positions of increasing responsibility within our sales and operational organizations. In 1989, Mr. Mullen was appointed President of BCI and, in 1993, assumed responsibility for our Newark Paperboard Products Division. He served as Chief Operating Officer from March 1996 to August 2004 and became President in December 2002. In August 2004, Mr. Mullen was named Chief Executive Officer. Mr. Mullen graduated from Upsala College in 1977 with a B.A. in Philosophy and Physics. In 1984 he received an M.B.A. in Finance and Accounting from Columbia University Business School. Mr. Mullen is a member of the Regulatory Policy Committee of the AF&PA. Mr. Mullen is the son of Edward K. Mullen, our Vice Chairman and principal stockholder.

Fred G. von Zuben—Chairman of the Board—Mr. von Zuben joined The Newark Group in 1973 as Sales Manager for Book Covers, Inc. (“BCI”), then one of our subsidiaries. While at BCI, Mr. von Zuben was responsible for developing its marketing and accounting structure. Mr. von Zuben became Chief Executive Officer in December 1998 and Chairman of the Board in December 2002. Mr. von Zuben also served as President from 1998 until December 2002. Mr. Von Zuben stepped down as Chief Executive Officer in August 2004. Mr. von Zuben is a member of the Board of Directors of the AF&PA and was the founding Chairman of the Paper Recycling Group. He serves on the Executive Committee of the Paper Recycling Coalition and of the 100% Recycled Paperboard Alliance. Mr. von Zuben is a member of the New Jersey Business and Industrial Association and the Executive Committee of The Park Avenue Foundation. Mr. von Zuben received a B.A. in Economics from Colgate University in 1963. In 1965 he graduated from Columbia University Business School with an M.B.A. in Marketing.

Edward K. Mullen—Vice Chairman of the Board—Mr. Mullen joined The Newark Group in 1958 after leaving Continental Can Co., where he was National Paperboard Sales Manager. In 1962, Mr. Mullen co-founded BCI, which merged with us in 1976. Mr. Mullen has served on the Board of Directors of the former National Paperboard Association and the American Paper Institute for 20 years. He is a named co-inventor of 12 patents dealing with paperboard structures used in books, loose-leaf covers and gameboards, among others. Mr. Mullen is a graduate of the New York State College of Forestry at Syracuse University, where he earned a B.S. in Pulp and Paper Engineering. Mr. Mullen is the father of Robert H. Mullen, our President and Chief Operating Officer and one of our Directors.

William D. Harper—Senior Vice President, Business Development and Asset Management—Mr. Harper joined The Newark Group in 1985 as Vice President and Chief Financial Officer. In September 1998, Mr. Harper became Senior Vice President of European Operations before being named to his current position in January 2002. Prior to joining us, Mr. Harper worked for Anker Energy Corporation as Vice President and Chief Financial Officer and for Mellon Bank as a Vice President. Mr. Harper graduated from Indiana University in 1966 with a B.S. in Business Administration with a major in Finance.

Joseph E. Byrne—Vice President and Chief Financial Officer—Mr. Byrne joined The Newark Group in 1982 as Plant Accountant and Assistant Controller. In 1984, he joined Ernst & Young as a Senior Consultant concentrating on conceptual design of cost management and manufacturing systems. In 1988 he rejoined us in the role of Division Controller for our Paperboard Mill Division. He served as Manager, Corporate Finance from 1995 through 1997 and Corporate Controller from 1997 until he was appointed as Vice President, Planning and Finance and Treasurer in July 2000. In August 2004, Mr. Byrne was named Chief Financial Officer. He is a 1982 graduate of Georgetown College and holds a B.S. in Accounting. In 1999, he received an M.B.A. from the New York University Stern School of Business. He is a member of the American Finance Association and the Tax Committee of the AF&PA and holds certifications as a Certified Management Accountant and a Certified Public Accountant.

David M. Ascher—Vice President, General Counsel and Secretary—Mr. Ascher joined The Newark Group in January 1999 as Vice President and General Counsel and shortly thereafter was appointed Secretary. Mr. Ascher previously held corporate counsel positions of increasing responsibility with White Motor Corporation, Sea-Land Corporation, C.R. Bard, Inc. and Vickers America Holdings Inc. Prior to working as Corporate Counsel, he was in private practice in Cleveland, OH with the corporate law firm of Squire, Sanders & Dempsey. In 1973, he received a B.A. in Economics and Urban Systems Studies from the State University of New York at Buffalo. In 1975, he received a Masters of Community Planning from the University of Cincinnati, and, in 1978, he received a J.D. from the State University of New York at Buffalo School of Law. He is a member of the Ohio State Bar, the Association of Corporate Counsel and the General Counsel Committee of the AF&PA.

Richard M. Poppe—Senior Vice President, Newark Paperboard Mills Division—Mr. Poppe joined The Newark Group in 1977 as a production trainee at our California paperboard mill and was promoted to his current position in 2001. Mr. Poppe is responsible for our 11 domestic paperboard mills. Previously he served in several capacities at different paperboard locations across the United States. He was transferred to Middletown Paperboard, then to Wisconsin and Mobile Paperboard, where he served as General Manager until his 1995 promotion to West Coast Regional General Manager-Newark Mills. He is a 1977 graduate of the University of Nebraska in Lincoln with a B.S. in History. Mr. Poppe has been a member of the Recycled Paperboard Technical Association for over 15 years and is currently a member of the RPTA Board of Trustees.

Martin A. Chooljian—Director—Mr. Chooljian was elected to The Newark Group’s Board of Directors in 2000. Mr. Chooljian served for two years as a Procurement Officer in the United States Air Force, HQ Air Material Command with the rank of First Lieutenant from 1955-1957. His initial business experience was with Litton Industries from 1958-1964 where he rose to the position of Treasurer and Director of Administration. He then founded the Penn Corporation and was President of that organization from 1964-1986. From 1986 to the present he has been President of CH Capital Investments in Princeton, NJ. Mr. Chooljian graduated from Harvard College in 1952 with a B.A. degree. In 1954, he received an M.B.A. from the Harvard Business School. Mr. Chooljian is active in the Institute for Advanced Study, Trinity Counseling Service and the McCarter Theater Foundation.

Joseph S. DiMartino—Director—Mr. DiMartino was elected to The Newark Group’s Board of Directors in 2000. Since 1995, Mr. DiMartino has been the Chairman of the Board and a Director of The Dreyfus Family of Mutual Funds in New York City. He started his career as a bank officer in 1966 and in 1971 joined the Dreyfus Corporation as a portfolio manager. He became President, Chief Operating Officer and Director of The Dreyfus

Corporation in October 1982. After Dreyfus merged with Mellon Bank in August 1994, Mr. DiMartino was elected to the board of directors of Mellon Bank and served in that capacity until his resignation from Dreyfus in December 1994. Between January 1995 and November 1997 he held the position of Chairman of the Board and Director for the Noel Group, Inc. Mr. DiMartino is a 1965 graduate of Manhattan College and attended New York University’s Graduate School of Business. Mr. DiMartino is a director and chairman of the compensation committee of Century Business Systems, Inc. and also a director and chairman of the audit committee of Levcor International, Inc.

Benedict M. Kohl—Director—Mr. Kohl was elected to The Newark Group’s Board of Directors in 1992. He has practiced law as a partner at the firm of Lowenstein Sandler PC since 1962. He served in the United States Army from 1955 to 1957, after which he worked at the United States Treasury Department until 1962, first in the Chief Counsel’s Office at Internal Revenue Service and then in the Office of Tax Legislative Counsel to the Secretary of the Treasury. Mr. Kohl received a B.A. from Brown University in 1952 and an LL.B. from Harvard Law School in 1955. He serves and has served on several boards of both business enterprises and charitable organizations.

Fred H. Rohn—Director—Mr. Rohn was elected to The Newark Group’s Board of Directors in 2000. He is a Managing General Partner at North American Venture Capital Fund. Until his retirement in 1990, he was a Senior Partner and Management Committee Member at the accounting firm of Touche Ross & Co., a predecessor of Deloitte & Touche. He received a B.A. from Colgate University and an M.B.A. from New York University. Mr. Rohn is a director of Franchise Concepts, Inc., Pratt-Read, Inc., Cornerstone Management Solutions, Inc. and American Venture Management Co., Inc. Previously he was a President of the New Jersey State Board of Certified Public Accountants.

All officers serve at the discretion of the Board of Directors. Edward K. Mullen is Robert H. Mullen’s father.

EXECUTIVE COMPENSATION

Set forth in the following table is certain compensation information concerning our chief executive officer and our four most highly compensated executive officers, other than the chief executive officer, for the fiscal years ended April 30, 2004, 2003 and 2002.

Summary Compensation Table

	Year	Annual Compensation					Long Term Compensation
Name and Principal Position		Salary		Bonus			Securities Underlying Options/SARs	All Other Compensation (1)
Fred G. von Zuben Chairman of the Board and Chief Executive Officer (2)	2004 2003 2002	$ $ $	500,016 500,016 500,016	$ $	— 180,000 575,000		— — —	$ $ $	600 600 600

Robert H. Mullen President and Chief Operating Officer (2)	2004 2003 2002	$ $ $	350,016 350,016 350,016		$100,000 — —		— — —	$ $ $	600 600 600

Edward K. Mullen Vice Chairman of the Board	2004 2003 2002	$ $ $	400,008 400,008 400,008	$	— 135,000 —		— — —	$ $ $	600 600 600

William D. Harper Senior Vice President, Business Development and Asset Management	2004 2003 2002	$ $ $	270,000 264,672 206,752	$ $	48,000 377,411 —	(3)	— — —	$ $ $	600 600 600

Richard M. Poppe Senior Vice President, Newark Paperboard Mills Division	2004 2003 2002	$ $ $	253,200 246,996 240,000	$ $ $	52,000 87,750 20,000		— — —	$ $ $	600 600 600

(1)	Represents contributions made by us pursuant to our 401(k) plan.
(2)	Effective August 2, 2004, Mr. von Zuben stepped down as Chief Executive Officer and Mr. R. Mullen was named as our Chief Executive Officer.
(3)	This amount includes payments to Mr. Harper upon his return to the United States, for completion of his expatriate service in Spain.

Option Grants in 2004

No options were granted to our chief executive officer or any of the executive officers named in the Summary Compensation Table during the fiscal year ended April 30, 2004.

Option Exercises and Holdings

No options were exercised during the fiscal year ended April 30, 2004 by our Chief Executive Officer or any other executive officer named in the Summary Compensation Table.

Defined Benefit Pension Plans

We sponsor defined benefit pension plans covering substantially all of our employees in North America. As of April 30, 2004, the projected benefit obligation for the domestic defined benefit plans was approximately $102 million, while plan assets at fair value were approximately $70 million, yielding an under funding of approximately $32 million. For the fiscal year ending April 30, 2004 we contributed $6.2 million to our defined benefit plans. We also expect to make contributions of approximately $5.5 million for the fiscal years ending April 30, 2005 and 2006. If the performance of the assets in our pension plans does not meet our expectations, or if other actuarial assumptions are modified, our contributions for those years could be higher than we expect.

PENSION PLAN TABLE

ANNUAL STRAIGHT LIFE ANNUITY BENEFIT

PAYABLE AT NORMAL RETIREMENT AGE (65)

Final 10 Year Average Compensation	Years of Service
	15	20	25	30	35
$125,000	$23,000	$31,283	$39,850	$48,793	$57,925
$150,000	$28,625	$38,783	$49,225	$60,043	$71,050
$175,000	$34,250	$46,283	$58,600	$71,293	$84,175
$200,000	$39,875	$53,783	$67,975	$82,543	$97,300
$225,000	$39,875	$53,783	$67,975	$82,543	$97,300
$250,000	$39,875	$53,783	$67,975	$82,543	$97,300
$300,000	$39,875	$53,783	$67,975	$82,543	$97,300
$400,000	$39,875	$53,783	$67,975	$82,543	$97,300
$450,000	$39,875	$53,783	$67,975	$82,543	$97,300
$500,000	$39,875	$53,783	$67,975	$82,543	$97,300

NOTE:	The above amounts are not subject to any further offsets. Years of service are capped at 35 years.

Years of Credited Service and Current Compensation Covered for the Named Executive Officers

As of April 30, 2004

	Years of Credited Service	Current Compensation Covered for Plan Purposes
Fred G. von Zuben	31	$200,000
Robert H. Mullen	22	$200,000
Edward K. Mullen	46	$200,000
William D. Harper	19	$198,008
Richard M. Poppe	27	$200,000

Employee Stock Ownership Plan

Effective May 1, 1985, we established an Employee Stock Ownership Plan (“ESOP”) which purchased 1,800,000 shares of our common stock. The ESOP covers all salaried employees hired prior to May 1, 1994. As of April 30, 1995, all stock of the ESOP had been allocated to the accounts of the participants and there are no additional required contributions to the ESOP. Upon distribution of shares to settle account balances, which cannot occur until after employee termination, we have the obligation, upon participant request, to purchase the shares at the greater of the then current fair market value or an amount equal to the price per share paid on December 30, 1985 increased by the cumulative increase in the book value of such shares after December 30, 1985 to the April 30 immediately preceding the date on which notice of exercise of the put right is delivered to the Company (the “put value”). During the last three years, the put value has exceeded the current fair market value. The put value as of April 30, 2003 was $50.42 per share. At April 30, 2003, there were 789,651 allocated shares with an estimated redemption value of approximately $39.8 million. The value of shares redeemed from the ESOP during the fiscal year ending April 30, 2003 was approximately $3.3 million. The value of shares to be redeemed from the ESOP during the fiscal year ending April 30, 2004 and 2005 are expected to be between $3 million and $4 million.

Stock Appreciation Rights

We have a nonqualifying Stock Option Plan under which we are authorized to grant 300,000 stock options in tandem with stock appreciation rights (“SARs”) to certain employees. The options and SARs vest over a nine-year period from the date of grant. Upon exercise of an option, the holder is entitled to purchase exercisable option shares at the grant price. Alternatively, upon exercise of a tandem SAR, the holder is entitled to receive cash equal to the amount by which the redemption value of our common stock on the exercise date exceeds the grant price of the related stock options. As SARs are exercised, the corresponding options are cancelled and as options are exercised the corresponding SARs are cancelled. It is expected that holders will elect to exercise the SARs once vested. As of April 30, 2004, there were 125,000 options with tandem SARs outstanding with a weighted average exercise price of approximately $29.80, of which 106,500 options with tandem SARs, with a weighted average exercise price of $27.30, were exercisable. During the year ended April 30, 2004, no options with tandem SARs were issued, and none were exercised, forfeited or expired. The outstanding options with tandem SARs have exercise prices ranging from $25.00 to $49.53 per option or SAR, and have a weighted average remaining contractual life of 2.2 years.

We have a second employee stock compensation plan under which we grant SARs without options to certain employees. These SARs vest over a three-year period from the date of grant. As of April 30, 2004, there were 114,000 SARs outstanding with a weighted average exercise price of $47.00, of which 98,170, with a weighted average exercise price of $46.51, were exercisable. During the year ended April 30, 2004, 13,000 SARs with a weighted average price of $50.42 were issued, 21,500 SARs were exercised, none were forfeited, and none expired. The outstanding SARs have exercise prices ranging from $36.82 to $50.42 per SAR, and have a weighted average remaining contractual life of 1.7 years for the year ended April 30, 2004.

Compensation of Directors

During fiscal 2004, non-employee directors were paid $20,000 per year, plus $1,000 for each meeting of the Board of Directors attended. Non-employee directors did not receive additional compensation for serving on committees of the Board of Directors during fiscal 2004. Commencing with fiscal 2005, non-employee directors will also receive an additional $500 for each committee meeting attended, and the Chairman of our Audit Committee, Mr. Rohn, will receive an additional $5,000 per year. Our directors who are employees receive no directors’ fees. Directors are also reimbursed their expenses for attendance at such meetings.

Compensation Committee Interlocks and Insider Participation

There are no compensation committee interlocks (i.e., no executive officer of ours serves as a member of the board of directors or the compensation committee of another entity that has an executive officer serving on our board of directors or our parent’s board of directors).

Committees of the Board of Directors

Executive Committee. The Executive Committee is comprised of Messrs. R. Mullen, von Zuben, E. Mullen and Kohl. The Executive Committee is empowered by the Board of Directors to, subject to certain limitations set forth in our Bylaws, to exercise all of the authority of the Board of Directors.

Audit Committee. The Audit Committee is comprised of Messrs. Chooljian, DiMartino and Rohn. The Audit Committee is empowered by the Board of Directors to, among other things: serve as an independent and objective party to monitor our financial reporting process, internal control system and disclosure control system; review and appraise the audit efforts of the our independent accountants; assume direct responsibility for the appointment, compensation, retention and oversight of the work of the outside auditors and for the resolution of disputes between the outside auditors and the our management regarding financial reporting issues; and provide an open avenue of communication among the independent accountants, financial and senior management, and our Board of Directors.

Compensation Committee. The Compensation Committee is comprised of Messrs. Chooljian, DiMartino and Kohl. The Compensation Committee periodically reviews and determines the amount and form of compensation and benefits payable to our principal executive officers and certain other management personnel. The Compensation Committee also administers our employee benefit plans.

Nominating Committee. The Nominating Committee is comprised of Messrs. Chooljian, DiMartino and Rohn. The Nominating Committee is empowered by the Board of Directors to, among other things, recommend to the Board of Directors qualified individuals to serve on our Board of Directors and to identify the manner in which the Nominating Committee evaluates nominees recommended for the Board.

Code of Ethics

We have adopted a Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller. A copy of our Code of Ethics is available upon request to our General Counsel and Secretary and has been filed as an exhibit to our Registration Statement on Form S-4 of which this prospectus is a part.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

General

The following table sets forth information as of April 30, 2004, with respect to the beneficial ownership of our common stock by (i) each person known to us to beneficially hold five percent or more of our outstanding shares of common stock, (ii) each of our directors and each of our executive officers and (iii) all of our directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise indicated, the address of each such person is c/o The Newark Group, Inc., 20 Jackson Drive, Cranford, New Jersey 07016.

	Amount and Nature of Beneficial Ownership (1)(2)
Beneficial Owner	Shares	Percentage
Edward K. Mullen (3)	2,819,948	72.2%
The Newark Group, Inc. Employees’ Stock Ownership Plan	700,090	17.9
Fred G. von Zuben	198,000	5.1
Robert H. Mullen (4)	168,852	4.3
William D. Harper (5)	8,000	*
Richard M. Poppe (5)	8,000	*
Joseph E. Byrne (5)	500	*
David M. Ascher	—	—
Martin A. Chooljian	—	—
Joseph DiMartino	—	—
Benedict M. Kohl	—	—
Fred H. Rohn	—	—
All executive officers and directors as a group (10 persons) (2)(6)	3,230,300	82.1%

*	Less than 1% of the issued and outstanding shares of our common stock.
(1)	Each beneficial owner’s percentage ownership of common stock is determined by assuming that options, warrants and other convertible securities that are held by such person (but not those held by any other person) and that are exercisable or convertible within 60 days of April 30, 2004 have been exercised or converted. Options, warrants and other convertible securities that are not exercisable within 60 days of April 30, 2004 have been excluded. Unless otherwise noted, we believe that all persons named in the above table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.
(2)	For each individual beneficial owner, does not include shares of common stock owned by The Newark Group, Inc. Employees’ Stock Ownership Plan for the benefit of such individual.
(3)	These shares of common stock are beneficially owned by Mr. Mullen or trusts for the benefit of members of his family.
(4)	Includes 8,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of April 30, 2004.
(5)	Represents shares of common stock issuable upon exercise of options that are exercisable within 60 days of April 30, 2004.
(6)	Includes 18,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of April 30, 2004.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We currently have loans outstanding to the following directors and executive officers:

Name	Loan Amount	Date of Loan	% Interest Rate	Maturity Date
Fred G. von Zuben	$100,000	5/1/03	1.53	4/30/06
Robert H. Mullen	$150,000	12/11/02	3.18	6/11/05
Matthew Mullen	$70,000	4/12/02	0.00	4/11/07

In 2004, Mr. von Zuben repaid $420,000 to us in full satisfaction of two outstanding loans made to him by us.

We lease our corporate headquarters located at 20 Jackson Drive, Cranford, New Jersey from Jackson Drive Corp., a corporation owned by Fred G. von Zuben and Robert H. Mullen. For each of the fiscal years ended April 30, 2004 and 2003, the amounts paid to that company under the lease were $348,000. The lease expires in December 2013. We also have an option to purchase the property. We believe that the rent that we are paying is at fair market value.

Pursuant to an agreement, dated May 1, 1980, as amended, Mr. von Zuben may require us to repurchase, or we may require Mr. von Zuben to sell to us, all of our common stock owned by Mr. von Zuben upon his termination of employment and for a period of three years thereafter. The purchase price will be the then value per share as determined by the independent appraiser engaged to determine the price at which we purchase shares from participants in our employee stock ownership plan. The purchase price will be paid 10% down and the balance by a subordinated note, with interest at the prime rate as in effect from time to time during the 10-year term of the note.

In the future, transactions with our officers, directors and affiliates are anticipated to be minimal and will be approved by a majority of our Board of Directors, including a majority of the disinterested members of our Board of Directors, and will be made on terms no less favorable to us than could be obtained from unaffiliated third parties.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We have outstanding the indebtedness described below.

Senior Secured Revolving Credit Facility

On March 12, 2004, we entered into a three-year, senior secured revolving credit facility with Wachovia Bank, National Association, as Agent. Borrowers under the facility were The Newark Group, Inc. and Newark Group International B.V. (“BV”), a Netherlands company and a first tier wholly-owned subsidiary of The Newark Group, Inc. The facility is in the aggregate principal amount of $150 million, with BV entitled to borrow in Euros up to the US dollar equivalent of $40 million. Up to $95 million of the facility is available for the issuance of letters of credit. As of April 30, 2004, we had $84.4 outstanding under our credit facility, including letters of credit of $79.8. Borrowings under this facility were used to repay outstanding indebtedness under our previous credit facility. Letters of credit are needed, in part, as security for our industrial revenue bonds described below. The following summarizes the basic terms of the facility.

The Newark Group, Inc. will guarantee all obligations of BV under the facility. Currently, there are no subsidiary guarantors of the facility. All of our domestic subsidiaries (other than certain excluded subsidiaries including our current domestic subsidiaries) will be required to guarantee all of our obligations and the obligations of BV under the facility under certain circumstances. The facility is secured by a first priority lien on substantially all of our present and future assets and the present and future assets of any future guarantors. The facility also is secured by a pledge of 100% of the shares of capital stock of our domestic subsidiaries and a pledge of 65% of the shares of the capital stock of all first tier foreign subsidiaries (as of the closing date these are BV, The Newark Group Foreign Sales Corp. and Newark Paperboard Products, Ltd.). The holders of our 2001 Swaps (described below) and other hedging agreements permitted under the revolving credit facility share in the collateral on a pari passu basis.

The facility bears interest determined on the basis of our total leverage ratio. Currently, interest will be either at Wachovia’s base rate plus 200 basis points or LIBOR for deposits plus 300 basis points. The undrawn portion of the facility is subject to an annual commitment fee. For each letter of credit we issue, we are required to pay fees at a rate per annum equal to the applicable margin for LIBOR loans. The applicable interest rate will increase by 2% during any event of default. The facility contains usual and customary affirmative and negative covenants, including limitations on our and our subsidiaries’ ability to incur additional debt; grant liens; pay dividends and other distributions on capital stock; make acquisitions; make prepayments of subordinated debt; sell assets and be a party to mergers, consolidations or similar transactions with third parties. The facility also requires satisfaction of certain financial tests, including a maximum total leverage ratio, a maximum senior leverage ratio, a maximum interest coverage ratio and a maximum level of capital expenditures. The facility also provides for usual and customary representations and warranties and events of default.

Industrial Revenue Bond Financings

We are obligated under a number of industrial revenue bond financings in connection with our facilities located in Fitchburg and Chicopee, Massachusetts, Baltimore, Ohio and Mobile, Alabama. Set forth below is a brief summary of each such industrial revenue bond financing. Each of the bonds is secured by a letter of credit under our senior secured revolving credit facility with Wachovia Bank described above.

Massachusetts Development Finance Agency Variable Rate Solid Waste Disposal Revenue Bonds The Newark Group Project, Series 2001 A-D and Variable Rate Sold Waste Disposal Refunding Bonds, Series 2002 A

In 2001 and 2002, we borrowed $50 million from the Massachusetts Development Finance Agency to finance the acquisition and installation of various equipment to be used in our paperboard recycling facility located in Fitchburg, MA. The approximate amount of the bonds which remain outstanding as of April 30, 2004 is set forth below:

Series	Amount	Type of Bonds
2001 Series A	$7,000,000	Tax Exempt
2001 Series B	20,210,000	Taxable
2001 Series C	7,300,000	Tax Exempt
2001 Series D	2,580,000	Taxable
2002 Series A	12,000,000	Tax Exempt

The bonds were issued with an interest rate that is reset each week. The interest payable on the 2001 Series A Bonds, the 2001 Series C Bonds and the 2002 Series A Bonds is tax exempt and the interest on the 2001 Series B Bonds and 2001 Series D Bonds is taxable. The bonds have varying maturities and are payable over the next 30 years on a schedule which approximates a mortgage amortization schedule, with the taxable bonds being paid off first.

Massachusetts Industrial Finance Agency Mercer Paper Tube Corp.

In connection with the acquisition of Yorktowne Paper, we became the owner of Mercer Paper Tube Corp. Mercer was the borrower on a $3.5 million industrial revenue bond financing through the Massachusetts Industrial Finance Agency. Approximately $2.3 million of the bonds remain outstanding. Interest on the bonds is tax exempt. These bonds were issued with a variable rate of interest that is reset each week. The issue requires sinking fund payments of $250,000 per year.

Ohio Water Development Authority, Environmental Improvement Revenue Bonds (Newark Group Industries, Inc. Project) Series 1996

We entered into a revenue bond financing in 1996 in connection with our facility in Baltimore, Ohio. Approximately $15.5 million of the bonds remain outstanding. These taxable bonds were issued with a variable rate of interest that is reset each week.

The Industrial Development Board of the City of Mobile, Alabama, Industrial Development Variable Rate Demand Revenue Bonds, Series 1989 (Newark Group Industries, Inc. Project)

We entered into a $8.75 million revenue bond financing in 1989 in connection with our facility in Mobile, Alabama. Approximately $5.7 million of the bonds remains outstanding. Interest on the bonds is tax exempt. The bonds were issued with a variable rate of interest that is reset each week. The bonds are secured by property, plant and equipment located in Mobile, Alabama.

Cross Currency Rate Swap Transactions

Contemporaneously with the issuance of our 1999 7.82% senior notes that were previously redeemed, we entered into a series of cross currency rate swap transactions in the aggregate notional amount of $75 million (the “1999 Swaps”) with certain members of our bank group. The 1999 Swaps, which were structured to have payment and expiration dates corresponding to the terms of the senior notes, effectively converted the US Dollar denominated, fixed rate obligations arising under the senior notes, into Euro denominated fixed rate obligations. As we viewed the senior notes as a vehicle to finance the Spanish Acquisition, and our Spanish operations are accounted for in Euros, the 1999 Swaps were used to reduce our exposure to currency fluctuations between the Euro and the Dollar.

In June 2001, we unwound the 1999 Swaps in exchange for payments of approximately $16.7 million from our swap counterparties. Contemporaneously with unwinding the 1999 Swaps, we entered into a new series of cross currency rate swap transactions with members of our bank group in the aggregate notional amount of $53 million (the “2001 Swaps”) and these swaps have also been designated as hedges against the existing inter-company loan to BV. The 2001 Swaps were structured to have payment and expiration dates corresponding to the terms of the senior notes and effectively converted approximately $53 million of the $75 million US Dollar denominated principal obligation of ours arising under the senior notes, together with the corresponding US Dollar denominated fixed rate interest payment obligations, into Euro denominated fixed rate obligations. We do not have currency or interest rate protection agreements in place with respect to the principal or interest payments under the senior notes to the extent they exceed the coverage of the 2001 Swaps or to the extent that they relate to supplemental interest. Our obligations under the 2001 Swaps are guaranteed by certain of our wholly-owned subsidiaries. As described above, effective as of April 30, 2004, our obligations under the 2001 Swaps are secured and as of April 30, 2004, the fair value of the 2001 Swaps represented a liability of approximately $20.3 million to us.

DESCRIPTION OF THE NEW NOTES

General

We issued the Old Notes under an indenture (the “Indenture”), dated as of March 12, 2004, between us and The Bank of New York, as Trustee. The following summary of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the “TIA”), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. The definitions of most of the capitalized terms used in the following summary are set forth below under “—Certain Definitions.” For purposes of this “Description of the New Notes,” references to the “Company” are to The Newark Group, Inc. and not to any of its Subsidiaries.

The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes will have been registered under the Securities Act and, therefore, will not contain certain provisions regarding liquidated damages under certain circumstances relating to the registration rights agreement, which provisions will terminate upon the consummation of the exchange offer.

The Notes rank junior to, and are subordinated in right of payment to, all existing and future Indebtedness under the Credit Agreement and all other Senior Debt, pari passu in right of payment with all of our senior subordinated Indebtedness and senior in right of payment to all of our Subordinated Indebtedness. The Notes currently are not guaranteed by any of our Subsidiaries. As of April 30, 2004, the aggregate principal amount of Senior Debt was $79.2 million. In addition, we had an additional $65.6 million of Senior Debt available under the Credit Agreement. In addition, the Indenture will permit us to incur additional Senior Debt. See “—Subordination of the Notes.”

We issued the Old Notes and will issue the New Notes in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially is the Trustee’s corporate trust office. We may change any Paying Agent and Registrar without notice to holders of the Notes. We will pay principal (and premium, if any) on the Notes at the Trustee’s principal corporate trust office in New York, New York. At our option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders. Any Old Notes that remain outstanding after the completion of the Exchange Offer, together with the New Notes, will be treated as a single class of securities under the Indenture.

Principal, Maturity and Interest

The Notes will be unlimited in aggregate principal amount, with $175.0 million in aggregate principal amount currently outstanding. The Notes will mature on March 15, 2014. Additional Notes may be issued from time to time subject to the limitations set forth under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.”

Interest on the Notes will accrue at the rate per annum of 9 3/4% and will be payable semiannually in cash on each March 15 and September 15 to the persons who are registered Holders at the close of business on the March 1 and September 1 immediately preceding the applicable interest payment date. Interest on the New Notes being issued in this exchange offer will first be payable on March 15, 2005. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

The Notes will not be entitled to the benefit of any mandatory sinking fund.

Redemption

Optional Redemption. The Notes are redeemable, at the Company’s option, in whole at any time or in part from time to time, on and after March 15, 2009, upon not less than 30 and not more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on March 15 of the years set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Percentage
2009	104.875%
2010	103.250%
2011	101.625%
2012 and thereafter	100.000%

Optional Redemption upon Public Equity Offerings. At any time, or from time to time, on or prior to March 15, 2007, we may, at our option, use the net cash proceeds of one or more public offerings of Qualified Capital Stock to redeem up to 35% of the Notes issued under the Indenture at a redemption price equal to 109.75% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

•	at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after any such redemption; and

•	we shall make such redemption not more than 120 days after the consummation of any such Equity Offering.

Selection and Notice of Redemption

In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however:

•	that no Notes of a principal amount of $1,000 or less shall be redeemed in part; and

•	that if a partial redemption is made with the proceeds of an Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited.

Notice of redemption shall be mailed by first-class mail at least 30 and not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as we have deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Subordination of the Notes

The payment of all Obligations on or relating to the Notes (including any obligation to repurchase the Notes) will be, to the extent and in the manner provided in the Indenture, subordinated in right of payment to the prior payment in full in cash of all Obligations under the Credit Agreement and all other Senior Debt and Senior Debt incurred after the date of the Indenture. Notwithstanding the foregoing, payments and distributions made relating to the Notes pursuant to the trust described under “—Legal Defeasance and Covenant Defeasance” shall not be so subordinated in right of payment so long as the payments into the trust were made in accordance with the requirements described under “—Legal Defeasance and Covenant Defeasance” and did not violate the subordination provisions of the Indenture when they were made.

The holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt before the Holders of Notes will be entitled to receive any payment or distribution of any kind or character with respect to any Obligations on, or relating to, the Notes in the event of any distribution to creditors of the Company:

•	in a total or partial liquidation, dissolution or winding up of the Company;

•	in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

•	in an assignment for the benefit of creditors; or

•	in any marshalling of the Company’s assets and liabilities.

The Company also may not make any payment or distribution of any kind or character with respect to any Obligations on, or relating to, the Notes (other than a payment in the form of Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance”) or acquire any Notes for cash or property or otherwise if:

•	a Payment Default on any Designated Senior Debt occurs; or

•	any other default on Designated Senior Debt occurs and is continuing that permits holders of that series of Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from (a) with respect to Designated Senior Debt arising under the Credit Agreement, the Agent for the lenders thereunder or (b) with respect to any other Designated Senior Debt, the holders of such Designated Senior Debt (a “non-payment default”).

Payments on and distributions with respect to any Obligations on, or relating to, the Notes may and shall be resumed:

•	in the case of a Payment Default, upon the date on which such Payment Default is cured or waived in writing or otherwise ceases to exist; and

•	in case of a non-payment default, the earliest of (x) the date on which all non-payment defaults are cured or waived in writing or otherwise cease to exist (so long as no other Payment Default has occurred and is continuing), (y) 179 days after the date on which the applicable Payment Blockage Notice is received or (z) the date on which the Trustee receives notice from the Representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Designated Senior Debt has been accelerated.

No new Payment Blockage Notice may be delivered unless and until both (a) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (b) all scheduled payments of principal, premium and interest on the Notes that have come due have been paid in full in cash.

No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee (to the extent the holder of Designated Senior Debt, or any trustee or agent therefor, giving such Payment Blockage Notice, had knowledge of such default at the time such Payment Blockage Notice was delivered) shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of delivery of such initial Payment Blockage Notice that in either case would give rise to a default pursuant to any provisions under which a default previously existed or was continuing shall constitute a new default for this purpose).

When the payment blockages described above are no longer in effect, the Company must resume making any and all required payments on the Notes, including any missed payments. If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions, such failure will constitute a Default under the Indenture, and will enable the Holders to accelerate the maturity thereof as described under “—Events of Default.”

Each Holder by its acceptance of Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination of the Notes provided for in the Indenture, and appoints the Trustee its attorney-in-fact for such purpose.

The Company must promptly notify the agent under the Credit Agreement and other holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, Holders of the Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. See “Risk Factors—Risks Related to the Notes and our Other Indebtedness—The Notes are subordinated to our senior indebtedness and are effectively subordinated to our secured indebtedness and structurally subordinated to the indebtedness and liabilities of our subsidiaries and such indebtedness will be entitled to be repaid in full from the proceeds of our assets securing such indebtedness before any payment may be made with respect to our unsecured indebtedness, including the Notes.”

Guarantees

As of the Issue Date, none of the Company’s Subsidiaries will Guarantee the Notes or the Company’s obligations under the Credit Agreement. In the event of a bankruptcy, liquidation or reorganization of any of our Subsidiaries, that entity will pay the holders of its debt and its trade creditors before it will be permitted to distribute any assets to the Company for application first to the Company’s Senior Debt and, following payment in full in cash of all Obligations due in respect of Senior Debt, to the Notes. As of April 30, 2004, we had approximately $31 million of liabilities (excluding amounts owed to us) to which the Notes would have been structurally subordinated, and would have accounted for approximately 24% of our total assets. The Indenture permits Subsidiaries of the Company to incur additional Indebtedness. Moreover, the Indenture does not impose any limitations on the incurrence by Subsidiaries of liabilities that are not considered Indebtedness under the Indenture.

If any of our Subsidiaries guarantees the Company’s obligations under the Credit Agreement or other Indebtedness of the Company, or incurs Indebtedness other than Permitted Indebtedness, such Subsidiaries will be required to guarantee the obligations of the Company under the Notes as provided under “—Certain Covenants—Future Subsidiary Guarantees.” Payments under any such Guarantee will be subordinated to the prior payment in full in cash of all Indebtedness under the Credit Agreement and all other Senior Debt of such Guarantor, including Senior Debt of such Guarantor incurred after the date of the Indenture, on the same basis as provided herein with respect to the subordination of payments on the Notes by the Company to the prior payment in full in cash of the Senior Debt of the Company. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, the Company will be required to send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. The Credit Agreement contains, and any future other agreements relating to other Indebtedness to which the Company becomes a party may contain, restrictions or prohibitions on the Company’s ability to repurchase Notes or may provide that an occurrence of a Change of Control constitutes an event of default under, or otherwise requires payments of amounts borrowed under, those agreements. If a Change of Control occurs at a time when the Company is prohibited from repurchasing the Notes, the Company could seek the consent of its then lenders to the repurchase of the Notes or could attempt to refinance the Credit Agreement. If the Company does not obtain such consent or repay the applicable Indebtedness, it would remain prohibited from repurchasing the Notes. In that case, failure to repurchase tendered Notes would constitute an Event of Default under the Indenture and may constitute a default under the terms of other Indebtedness that the Company may enter into from time to time. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third-party financing to the extent it does not have available funds to meet our purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder’s right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements that have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

Certain Covenants

The Indenture will contain, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively “incur”) any Indebtedness other than Permitted Indebtedness; provided, however, that the Company or any Subsidiary that is, or concurrently with such incurrence becomes, a Guarantor may incur Indebtedness, in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof and the receipt and application of the proceeds thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is (i) greater than 2.00 to 1 if such Indebtedness is incurred on or before April 30, 2006, or (ii) greater than 2.25 to 1 if such Indebtedness is incurred after April 30, 2006. The foregoing proviso is referred to as the “Coverage Ratio Exception.”

Limitation on Other Senior Subordinated Indebtedness. The Company will not, and will not cause or permit any Guarantor to, directly or indirectly, incur any Indebtedness (other than the Notes and the Guarantees, as the case may be) that is both:

•	subordinate in right of payment to any Senior Debt of the Company or any Guarantor Senior Debt of such Guarantor, as the case may be; and

•	senior in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be.

For purposes of this covenant, Indebtedness is deemed to be senior in right of payment to the Notes or a Guarantee, as the case may be, if it is not explicitly subordinated in right of payment to the Senior Debt of the Company or the Guarantor Senior Debt of such Guarantor, as the case may be, to at least the same extent as the Notes or the applicable Guarantee is subordinated to such Senior Debt or Guarantor Senior Debt. The Indenture will not treat unsecured Indebtedness as subordinated or junior to Senior Debt or Guarantor Senior Debt merely because it is unsecured. The Indenture will not treat Senior Debt or Guarantor Senior Debt as subordinated or junior to any other Senior Debt merely because it has a junior priority with respect to the same collateral.

Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

•	declare or pay any dividend or make any distribution (other than dividends or distributions payable in the Qualified Capital Stock of the Company) on or in respect of shares of the Company’s Capital Stock to holders of such Capital Stock,

•	purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock,

•	make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to:

•	any scheduled final maturity,

•	any scheduled or mandatory repayment, or

•	any scheduled sinking fund payment,

•	any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes; or

•	make any Investment (other than Permitted Investments)

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) (other than the exceptions set forth therein) being referred to as a “Restricted Payment”) if at the time of such Restricted Payment or immediately after giving effect thereto:

•	a Default shall have occurred and be continuing; or

•	the Company is not able to incur at least $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception; or

•	the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of, without duplication:

•	50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the end of the most recent fiscal quarter immediately prior to the Issue Date and on or prior to the end of the most recently ended fiscal quarter for which internal financial statements are available as of the date the Restricted Payment occurs (treating such period as a single accounting period), plus

•	100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs of Qualified Capital Stock of the Company, plus

•	without duplication of any amounts included in clause (C)(ii) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs, plus

•	without duplication, an amount equal to the sum of

•	the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or advances or other transfers of assets by any Unrestricted Subsidiary to the Company or any Restricted Subsidiary or the receipt of proceeds by the Company or any Restricted Subsidiary from the sale or other disposition of any portion of the Capital Stock of any Unrestricted Subsidiary, in each case occurring subsequent to the Issue Date and

•	the consolidated net Investments on the date of Revocation made by the Company or any of its Restricted Subsidiaries in any Subsidiary of the Company that has been designated an Unrestricted Subsidiary after the Issue Date upon its redesignation as a Restricted Subsidiary in accordance with the covenant described under “—Limitation on Designations of Unrestricted Subsidiaries.”

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph will not prohibit:

•	the payment of any dividend or redemption payment within 60 days after the date of declaration of such dividend or the mailing of such irrevocable redemption notice if the dividend or redemption payment, as the case may be, would have been permitted on the date of declaration or the date of mailing of such notice;

•	if no Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either

•	solely in exchange for shares of Qualified Capital Stock of the Company or

•	through the application of net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

•	if no Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either

•	solely in exchange for shares of Qualified Capital Stock of the Company, or

•	through the application of net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Company) of

•	shares of Qualified Capital Stock of the Company, or

•	Refinancing Indebtedness;

•	if no Default shall have occurred and be continuing, repurchases by the Company of Capital Stock of the Company or options or warrants to purchase Capital Stock of the Company, stock appreciation rights or any similar equity interest in the Company from directors and officers of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability, retirement or termination of employment of such directors or officers in an aggregate amount not to exceed $5.0 million in any fiscal year;

•	if no Default shall have occurred and be continuing, repurchases by the Company in connection with an employee stock ownership program or similar program of Capital Stock of the Company or options or warrants to purchase Capital Stock of the Company, stock appreciation rights or any similar equity interest in the Company from employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability, retirement or termination of employment of such employees in an aggregate amount not to exceed $7.0 million in any fiscal year (with unused amounts to be available for use in the following fiscal year, but not in any succeeding fiscal year);

•	if no Default shall have occurred and be continuing, the purchase, redemption, defeasance or other acquisition or retirement of Indebtedness of the Company that is subordinate or junior in right of payment to the Notes in connection with an asset sale net proceeds amount offer or Change of Control Offer after complying with the covenants set forth under “—Limitation on Asset Sales” and “—Change of Control”; and

•	if no Default shall have occurred and be continuing, Restricted Payments in an aggregate amount since the Issue Date not to exceed $15.0 million.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (C) of the second preceding paragraph, amounts expended pursuant to clauses (1), (2)(b), (3)(b)(x), (4), (5) and (7) of the immediately preceding paragraph shall be included in such calculation.

Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

•	the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Board of Directors of the Company); and

•	at least 75% of the consideration received by the Company or the applicable Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and shall be received at the time of such disposition; provided, however, that the amount of:

•	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or the notes thereto) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee in such Asset Sale and from which the Company or such Restricted Subsidiary is released and

•	any notes or other obligations received by the Company or by any such Restricted Subsidiary from such transferee that are immediately converted by the Company or by such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received), be deemed to be cash for the purposes of this provision.

Upon the consummation of an Asset Sale, the Company shall apply, or cause the applicable Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

•	permanently reduce Senior Debt or Guarantor Senior Debt (and to correspondingly reduce commitments if the Senior Debt or Guarantor Senior Debt repaid is revolving credit borrowings), or (ii) permanently reduce Indebtedness of a Restricted Subsidiary that is not a Guarantor,

•	to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto (“Replacement Assets”),

•	to make capital expenditures in properties and assets that will be used in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto, or

•	a combination of prepayment and investment permitted by the foregoing clauses (1), (2) and (3).

On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in the preceding paragraph (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds that have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in the preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) on a date not less than 45 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, the maximum principal amount of Notes and other Indebtedness of the Company and the Guarantors that ranks pari passu in right of payment with the Notes or the Guarantees, as the case may be (to the extent required by the instrument governing such other Indebtedness), that may be purchased out of the Net Proceeds Offer Amount (an “Offer”). Any Notes and other Indebtedness to be purchased pursuant to an Offer shall be purchased pro rata based on the aggregate principal amount of Notes and such other Indebtedness outstanding and all Notes shall be purchased at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $15.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, not just the amount in excess of $15.0 million, shall be applied as required pursuant to the preceding paragraph).

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “—Merger, Consolidation and Sale of Assets,” the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Notwithstanding the first four paragraphs of this covenant, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent:

•	at least 75% of the consideration for such Asset Sale constitutes Replacement Assets; and

•	the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Board of Directors of the Company);

provided that any consideration not constituting Replacement Assets received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the first four paragraphs of this covenant.

Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

•	pay dividends or make any other distributions on or in respect of Capital Stock;

•	make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary; or

•	transfer any of its property or assets to the Company or any other Restricted Subsidiary,

except in each case for such encumbrances or restrictions existing under or by reason of:

•	applicable law;

•	the Indenture, the Notes and any Guarantees;

•	customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary;

•	any instrument governing Acquired Indebtedness, which encumbrance or restriction was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition) and is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired (including, but not limited to, such Person’s direct and indirect Subsidiaries);

•	agreements existing on the Issue Date (other than the Credit Agreement) to the extent and in the manner such agreements are in effect on the Issue Date;

•	the Credit Agreement or an agreement governing any other Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred under the Indenture; provided that, with respect to any agreement governing such other Indebtedness, the provisions relating to such encumbrance or restriction are no less favorable to the Company in any material respect than the provisions contained in the Credit Agreement as in effect on the Issue Date;

•	restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

•	restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

•	restrictions on the ability of any Foreign Restricted Subsidiary to make dividends or other distributions resulting from the operations of covenants contained in documentation governing Indebtedness of such Subsidiary permitted under the Indenture; and

•	an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b) and (d) through (f) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in its reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b) and (d) through (f) above.

Limitation on Preferred Stock of Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries that are not Guarantors to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary) to own any Preferred Stock of any Restricted Subsidiary that is not a Guarantor.

Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom (other than Permitted Liens) unless effective provision for securing the Notes or, with respect to Liens on any Guarantor’s property or assets, the Guarantee of such Guarantor, and:

•	if such Lien secures Indebtedness which is subordinate in right of payment to the Notes or any Guarantee of any Guarantor, as the case may be, any such Lien shall be subordinate to the Lien granted to Holders to the same extent as such Indebtedness is subordinate in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be; and

•	in all other cases, the Notes or any Guarantees, as the case may be, are secured on at least an equal and ratable basis.

Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

•	either:

•	the Company will be the surviving or continuing corporation, or

•	the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition of properties and assets of the Company and of its Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”)

•	will be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia, and

•	will expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

•

immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under “—Limitation on Incurrence of Additional Indebtedness”;

•	immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default shall have occurred or be continuing; and

•	the Company or the Surviving Entity shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the applicable provisions of the Indenture and an officer’s certificate that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, will be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Notwithstanding the foregoing clauses (1), (2) and (3), the Company may merge with an Affiliate that is a Person that has no material assets or liabilities and which was organized solely for the purpose of reorganizing the Company in another jurisdiction.

The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the continuing corporation, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such Surviving Entity had been named as such.

Each Guarantor, if any (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of the covenant described under “—Limitation on Asset Sales”), will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

•	the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation, limited liability company or partnership organized and existing under the laws of the United States or any State thereof or the District of Columbia;

•	such entity assumes by supplemental indenture all of the obligations of the Guarantor on the Guarantee;

•	immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and

•	immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the first paragraph of this covenant.

Any merger or consolidation of a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor that is a Restricted Subsidiary of the Company need only comply with clause (4) of the first paragraph of this covenant.

Limitation on Transactions with Affiliates.

•	The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each, an “Affiliate Transaction”), other than:

•	Affiliate Transactions permitted under paragraph (2) below; and

•	Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $5.0 million will be approved by the Board of Directors of the Company, such approval to be evidenced by a Board Resolution stating that the Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $10.0 million, the Company will, prior to the consummation thereof, obtain an opinion from an Independent Financial Advisor stating that such transaction or series of related transactions are fair to the Company or to the relevant Restricted Subsidiary, as the case may be, from a financial point of view.

•	The restrictions set forth in paragraph (1) shall not apply to:

•	reasonable fees and compensation paid to and indemnity provided on behalf of, our officers, directors, employees or consultants or those of any Restricted Subsidiary as determined in good faith by the Company’s Board of Directors;

•	transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries; provided that such transactions are not otherwise prohibited by the Indenture;

•	any agreement or instrument as in effect as of the Issue Date or any amendment or replacement thereof or any transaction contemplated thereby (including pursuant to any amendment or replacement thereof) so long as any such amendment or replacement agreement or instrument is, in the good faith judgment of the Board of Directors of the Company, not more disadvantageous to the Holders of Notes in any material respect than the original agreement or instrument as in effect on the Issue Date; and

•	Restricted Payments and Permitted Investments permitted by the Indenture.

Future Subsidiary Guarantees. If (a) any Subsidiary of the Company guarantees any of the Company’s Indebtedness (including under the Credit Agreement) or becomes otherwise obligated with respect to any of the Company’s Indebtedness (including the Company’s obligations under the Credit Agreement) or (b) any Restricted Subsidiary of the Company incurs Indebtedness other than Permitted Indebtedness, then such Subsidiary shall:

•	execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Subsidiary shall unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture on the terms set forth in the Indenture; and

•	deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Subsidiary.

Thereafter, such Subsidiary shall be a Guarantor for all purposes of the Indenture; provided, however, that to the extent that a Subsidiary is subject to any instrument governing Acquired Indebtedness, as in effect at the time of acquisition thereof, that prohibits such Subsidiary from issuing a Guarantee, such Subsidiary shall not be required to execute such a supplemental indenture until it is permitted to issue such Guarantee pursuant to the terms of such Acquired Indebtedness.

The Guarantee of such Guarantor will be subordinated to all Indebtedness under the Credit Agreement and all other Senior Debt of each Guarantor to the same extent as the Notes are subordinated to the Senior Debt of the Company.

Reports to Holders. Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish or make available to the holders of Notes, with a copy to the Trustee:

•	beginning with the report for the year ended April 30, 2004, all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

•	the information that would be required to be included in all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations; and

In addition, following the consummation of this exchange offer, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Limitation on Designations of Unrestricted Subsidiaries. The Company may designate any Subsidiary of the Company (other than a Subsidiary of the Company that owns Capital Stock of a Restricted Subsidiary) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

•	no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

•	the Company would be permitted under the Indenture to make an Investment at the time of Designation (assuming the effectiveness of such Designation) in an amount (the “Designation Amount”) equal to the sum of:

•	the fair market value of the Capital Stock of such Subsidiary owned by the Company and its Restricted Subsidiaries on such date; and

•	the aggregate amount of other Investments of the Company and its Restricted Subsidiaries in such Subsidiary on such date; and

•	the Company would be permitted to incur $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception at the time of Designation (assuming the effectiveness of such Designation).

In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant described under “—Limitation on Restricted Payments” for all purposes of the Indenture in the Designation Amount. The Indenture further provides that the Company shall not, and shall not permit any Restricted Subsidiary to, at any time:

•	provide direct or indirect credit support for or a guarantee of any Indebtedness of any Unrestricted Subsidiary (including of any undertaking, agreement or instrument evidencing such Indebtedness); or

•	be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary.

The Indenture further provides that the Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”), whereupon such Subsidiary shall then constitute a Restricted Subsidiary, if:

•	no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

•	all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture.

All Designations and Revocations must be evidenced by Board Resolutions of the Company certifying compliance with the foregoing provisions.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

•	the failure to pay interest on any Note when the same becomes due and payable and the default continues for a period of 30 days;

•	the failure to pay the principal on any Note, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) on the date specified for such payment in the applicable offer to purchase;

•	a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the covenant described under “—Certain Covenants—Merger, Consolidation and Sale of Assets,” which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

•	the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has passed), aggregates $10.0 million or more at any time;

•	one or more judgments in an aggregate amount in excess of $10.0 million (to the extent not covered by insurance) shall have been rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable;

•	certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries; or

•	any Guarantee of a Significant Subsidiary required pursuant to the Indenture ceases to be in full force and effect or is declared to be null and void and unenforceable or is found to be invalid, or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee required pursuant to the Indenture (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

If an Event of Default (other than an Event of Default specified in clause (6) above relating to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (its “Acceleration Notice”), and the same shall become immediately due and payable. If an Event of Default specified in clause (6) above relating to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

•	if the rescission would not conflict with any judgment or decree;

•	if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

•	to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

•	if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

•	in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the Notes may waive any existing Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, the Company is required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of any Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

•	the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

•	the Company’s obligations with respect to the Notes concerning

•	issuing temporary Notes,

•	registration of Notes,

•	mutilated, destroyed, lost or stolen Notes and

•	the maintenance of an office or agency for payments;

•	the rights, powers, trust, duties and immunities of the Trustee and our obligations in connection therewith; and

•	the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance,

•	the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

•	in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that

•	the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or

•	since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

•	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

•	no Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

•	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

•	the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

•	the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

•	the Company shall have delivered to the Trustee an opinion of counsel to the effect that:

•	the trust funds will not be subject to any rights of holders of senior debt, including, without limitation, those arising under the Indenture; and

•	assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

•	certain other customary conditions precedent are satisfied.

The Credit Agreement contains provisions that prohibit or otherwise limit the Company from exercising any such option.

Notwithstanding the foregoing, the opinion of counsel required by clauses (2)(a) and (3) above need not be delivered if all the Notes not theretofore delivered to the Trustee for cancellation:

•	have become due and payable;

•	will become due and payable on the maturity date within one year; or

•	are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by such Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all Notes then outstanding when:

•	either

•	all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation, or

•	all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

•	the Company has paid all other sums payable by the Company under the Indenture; and

•	the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

From time to time, the Company, any Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

•	reduce the amount of Notes whose Holders must consent to an amendment;

•	reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

•	reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

•	make any Notes payable in money other than that stated in the Notes;

•	make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

•	after the Company’s obligation to purchase Notes arises under the Indenture, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto;

•	modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in a manner that adversely affects the Holders; provided that ranking shall not be affected by the existence or lack thereof of a security interest or by priority with respect to a security interest; or

•	release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

Any amendment to the provisions of the Indenture relating to the subordination provisions hereof will require the consent of the lenders holding a majority of the Company’s Senior Debt (including the Credit Agreement) or the agent thereunder acting on their behalf.

Governing Law

The Indenture provides that it and the Notes are governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company or of a Subsidiary of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, merger or consolidation.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Affiliate Transaction” has the meaning set forth under “—Certain Covenants—Limitation on Transactions with Affiliates.”

“Asset Acquisition” means

(1) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged with or into the Company or any Restricted Subsidiary; or

(2) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of:

(1) any Capital Stock of any Restricted Subsidiary; or

(2) any other property or assets of the Company or any Restricted Subsidiary other than in the ordinary course of business;

provided, however, that Asset Sales shall not include

(a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $5.0 million,

(b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under the covenant described under “—Certain Covenants—Merger, Consolidation and Sale of Assets,”

(c) disposals or replacements of obsolete equipment in the ordinary course of business,

(d) the sale, lease, conveyance, disposition or other transfer by the Company or any Restricted Subsidiary of assets or property to the Company or one or more Restricted Subsidiaries,

(e) any Restricted Payment permitted by the covenant described under “—Certain Covenants —Limitation on Restricted Payments” or any Permitted Investment, and

(f) the sale, lease, conveyance, disposition or other transfer of the manufacturing facilities and associated real estate and related property and assets owned by the Company and its Subsidiaries on the Issue Date in Gardiner, Maine, Lawrence, Massachusetts, Middletown, Ohio, Stockton, California, Newark, New Jersey, Los Angeles, California, Vancouver, Washington and Greenville, South Carolina to the extent that the Net Cash Proceeds received from such transfers do not exceed $15.0 million with respect to each such facility (and associated real estate and related property and assets) or $25.0 million in the aggregate.

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means a day other than a Saturday, Sunday or other day in which commercial banking institutions (including, without limitation, the Federal Reserve System) are authorized or required by law to close in New York City.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Capital Stock” means:

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

(2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture), other than to a Permitted Holder;

(2) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

(3) any Person or Group, other than a Permitted Holder, shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company;

(4) any Person or Group, other than a Permitted Holder, shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 35% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company, and such Person or Group owns a greater percentage of such aggregate ordinary voting power than the Permitted Holders; or

(5) the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of any such Board of Directors at the beginning of such period or whose election as a member of any such Board of Directors was previously so approved.

“Change of Control Offer” has the meaning set forth under “—Change of Control.”

“Change of Control Payment Date” has the meaning set forth under “—Change of Control.”

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of, such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, for any period, the sum (without duplication) of:

(1) Consolidated Net Income for such period; and

(2) to the extent Consolidated Net Income has been reduced thereby,

(a) all income taxes of the Company and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business),

(b) Consolidated Interest Expense for such period,

(c) Consolidated Non-cash Charges for such period less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in accordance with GAAP, and

(d) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued).

“Consolidated Fixed Charge Coverage Ratio” means the ratio of Consolidated EBITDA during the four most recent full fiscal quarters (the “Four Quarter Period”) for which financial statements are available ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the “Transaction Date”) to Consolidated Fixed Charges for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act) basis for the period of such calculation to:

(1) the incurrence or repayment of any Indebtedness of the Company or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2) any asset sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA attributable to the assets that are the subject of the Asset Acquisition or asset sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If the Company or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if the Company or any such Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and that will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

(2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

(3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to the Company for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense for such period; plus

(2) the product of

(a) the amount of all dividend payments on any series of Preferred Stock of the Company (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period, and

(b) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, for any period, the sum of, without duplication:

(1) the aggregate of the interest expense of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation,

(a) any amortization of debt discount,

(b) the net costs under Interest Swap Obligations,

(c) all capitalized interest and

(d) the interest portion of any deferred payment obligation; and

(2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means, with respect to the Company for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

(1) after-tax gains or losses from Asset Sales (without regard to the $5.0 million limitation set forth in the definition thereof) or abandonment or reserves relating thereto;

(2) after-tax items classified as extraordinary or nonrecurring gains or losses;

(3) the cumulative effect of a change in accounting principles;

(4) the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(5) the net income of any Person, other than the Company or a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to the Company or to a Restricted Subsidiary by such Person;

(6) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

(7) in the case of a successor to the Company by consolidation or merger or as a transferee of the Company’s assets, any net income of the successor corporation prior to such consolidation, merger or transfer of assets.

“Consolidated Non-cash Charges” means, for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company (including, without limitation, charges related to the impairment of intangibles) and its Restricted Subsidiaries reducing Consolidated Net Income of the Company for such period, determined on a consolidated basis in accordance with GAAP (including deferred rent but excluding any such charge which requires an accrual of or a reserve for cash charges for any future period).

“Covenant Defeasance” has the meaning set forth under “—Legal Defeasance and Covenant Defeasance.”

“Credit Agreement” means the Credit Agreement dated as of the Issue Date by and among the Company, the guarantors from time to time party thereto, the lenders from time to time party thereto in their capacities as lenders thereunder and Wachovia Bank, National Association, as agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Credit Facility” means one or more debt facilities (including, without limitation, the Credit Agreement) providing for revolving credit loans, term loans or letters of credit and, in each case, as such agreements may be amended, amended and restated, supplemented, modified, refinanced, replaced or otherwise restructured, in whole or in part from time to time (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) with respect to all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Designated Senior Debt” means (1) Indebtedness under or in respect of the Credit Agreement and (2) after the payment in full in cash of all Obligations under the Credit Agreement, any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount of at least $25.0 million and is specifically designated in the instrument evidencing such Senior Debt as “Designated Senior Debt” by the Company.

“Designation” has the meaning set forth under “—Certain Covenants—Limitation on Designations of Unrestricted Subsidiaries.”

“Designation Amount” has the meaning set forth under “—Certain Covenants—Limitation on Designations of Unrestricted Subsidiaries.”

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof on or prior to the final maturity date of the Notes.

“Domestic Restricted Subsidiary” means a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States, any state thereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company.

“Foreign Restricted Subsidiary” means a Restricted Subsidiary that is not a Domestic Restricted Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the deduction or amortization of any premiums, fees and expenses incurred in connection with any financings or any other permitted incurrence of Indebtedness and (ii) depreciation, amortization or other expenses recorded as a result of the application of purchase accounting in accordance with Accounting Principles Board Opinion Nos. 16 and 17 and FASB Nos. 141 and 142.

“Guarantee” means each guarantee of the Company’s obligations under the Indenture and the Notes by a Guarantor.

“Guarantor” means: each of the Company’s Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its Guarantee is released in accordance with the terms of the Indenture.

“Guarantor Senior Debt” means, with respect to any Guarantor: the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of, or guaranteed by, a Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Guarantee of such Guarantor. Without limiting the generality of the foregoing, “Guarantor Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

(x) all monetary obligations of every nature of such Guarantor under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, costs, expenses and indemnities (and guarantees thereof);

(y) all Interest Swap Obligations (and guarantees thereof); and

(z) all obligations under Currency Agreements (and guarantees thereof);

in each case whether outstanding on the Issue Date or thereafter incurred.

Notwithstanding the foregoing, “Guarantor Senior Debt” shall not include:

(1) any Indebtedness of such Guarantor to a Subsidiary of such Guarantor;

(2) Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of such Guarantor or any Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation) other than a shareholder who is also a lender (or an Affiliate of a lender) under the Credit Agreement;

(3) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services;

(4) Indebtedness represented by Disqualified Capital Stock;

(5) any liability for federal, state, local or other taxes owed or owing by such Guarantor;

(6) that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under “Limitation on Incurrence of Additional Indebtedness” (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an officers’ certificate of the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

(7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company; and

(8) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor.

“Holder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” has the meaning set forth under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.”

“Indebtedness” means, with respect to any Person, without duplication:

(1) all Obligations of such Person for borrowed money;

(2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business);

(5) all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

(8) all Interest Swap Obligations and all Obligations under currency agreements and interest swap agreements of such Person; and

(9) all Disqualified Capital Stock issued by such Person and all Preferred Stock issued by Restricted Subsidiaries of such Person with the amount of Indebtedness represented by such Disqualified Capital Stock or Preferred Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the Company. The amount of Indebtedness of any Person at any date shall be the outstanding balance on such date of all unconditional Obligations as described above, and the maximum liability upon the occurrence of the contingency giving rise to the Obligation, on any contingent Obligations at such date; provided, however, that the amount outstanding at any time of any Indebtedness incurred with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

“Independent Financial Advisor” means a firm:

(1) that does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and

(2) that, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Initial Purchasers” means Wachovia Capital Markets, LLC, J.P. Morgan Securities Inc., Fleet Securities, Inc. and PNC Capital Markets, Inc.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. “Investment” shall exclude extensions of trade credit by the Company and by its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, it ceases to be a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

“Issue Date” means March 12, 2004.

“Legal Defeasance” has the meaning set forth under “—Legal Defeasance and Covenant Defeasance.”

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Moody’s” means Moody’s Investors Service, Inc.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3) repayment of Indebtedness that is secured by the assets sold in the relevant Asset Sale and that is required to be repaid in connection with such Asset Sale; and

(4) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages, costs, expenses and other liabilities payable under the documentation governing any Indebtedness.

“Payment Default” means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of or premium, if any or interest on or any other amount payable in connection with Designated Senior Debt (whether at stated maturity, upon acceleration or otherwise).

“Permitted Holder” means any of: (1) Edward K. Mullen and Robert H. Mullen; (2) immediate family members (including spouses and direct descendants) of the Persons described in clause (1) above; (3) any trusts created for the benefit of the Persons described in clause (1) or (2) above or clause (4) below, or any trust for the benefit of any such trust; or (4) in the event of the incompetence or death of any Person described in clause (1) or (2) above, such Person’s estate, executor, administrator, committee or other personal representative or beneficiaries, in each case who at any particular date shall beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Company, or their respective Affiliates.

“Permitted Indebtedness” means, without duplication, each of the following:

(1) Indebtedness under the Notes in an aggregate outstanding principal amount not to exceed $175.0 million and any Guarantees thereof;

(2) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $150.0 million (with letters of credit deemed to have a principal amount equal to the maximum principal liability thereunder) incurred under this clause (2), less the amount of all required principal payments actually made by the Company in respect of the loans thereunder that were incurred under this clause (2) in accordance with the provisions set forth under “—Certain Covenants —Limitation on Asset Sales” (which, in the case of revolving loans, are accompanied by a corresponding permanent commitment reduction);

(3) other Indebtedness (including, without limitation, Capitalized Lease Obligation and industrial revenue bonds) of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

(4) Purchase Money Indebtedness and Capitalized Lease Obligations of the Company and its Restricted Subsidiaries in an aggregate amount for all Indebtedness incurred pursuant to this clause (4) not to exceed $10.0 million outstanding at any one time;

(5) Interest Swap Obligations covering Indebtedness of the Company or any of its Restricted Subsidiaries outstanding on the Issue Date or thereafter entered into in the ordinary course of business and not for speculative purposes;

(6) Indebtedness under Currency Agreements outstanding on the Issue Date or thereafter entered into in the ordinary course of business and not for speculative purposes; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(7) Indebtedness of the Company owed to a Restricted Subsidiary and Indebtedness of any Restricted Subsidiary owed to the Company or another Restricted Subsidiary for so long as such Indebtedness is held by the Company or a Restricted Subsidiary; provided, however, that

(a) if the Company or a Guarantor is the obligor on such Indebtedness and the obligee is not the Company or any Guarantor, such Indebtedness shall be expressly subordinated pursuant to a written agreement to the prior payment in full in cash of all Obligations on, or relating to, the Notes, in the case of the Company, or the Guarantee of such Guarantor, in the case of a Guarantor; and

(b) any event that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary shall constitute the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness pursuant to this clause (7);

(8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three Business Days of incurrence;

(9) Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

(10) Refinancing Indebtedness;

(11) Indebtedness represented by guarantees by the Company or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred under the Indenture; provided that, in the case of a guarantee by a Restricted Subsidiary, such Restricted Subsidiary complies with the covenant described under “—Certain Covenants—Future Subsidiary Guarantees” to the extent applicable;

(12) Indebtedness of the Company or any of its Restricted Subsidiaries in respect of bid, payment and performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(13) additional Indebtedness of Foreign Restricted Subsidiaries in an aggregate principal amount not to exceed $25.0 million at any one time outstanding; and

(14) additional Indebtedness of the Company and the Restricted Subsidiaries in an aggregate principal amount not to exceed $25.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

For purposes of determining any particular amount of Indebtedness under the “Limitation on Incurrence of Additional Indebtedness” covenant, guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. In the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above or is permitted to be incurred pursuant to the Coverage Ratio Exception, under the “Limitation on Incurrence of Additional Indebtedness” covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with such covenant. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on the Issue Date shall be deemed to have been incurred pursuant to clause (2) above, and the Company will not be permitted to reclassify any portion of such Indebtedness thereafter. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock and change in the amount outstanding due solely to the result of fluctuations in the exchange rates of currencies will not be deemed to be an incurrence of Indebtedness for purposes of the covenant described under “Certain Covenants—Limitation on Incurrence of Additional Indebtedness.”

“Permitted Investments” means:

(1) Investments by the Company or any Restricted Subsidiary in any Person that is or will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into the Company or a Restricted Subsidiary;

(2) Investments in the Company by any Restricted Subsidiary; provided that any Indebtedness incurred by the Company evidencing such Investment by a Restricted Subsidiary that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Notes and the Indenture;

(3) investments in cash and Cash Equivalents;

(4) loans and advances to directors, employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $4.0 million at any one time outstanding;

(5) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company’s or a Restricted Subsidiary’s businesses and otherwise in compliance with the Indenture;

(6) other Investments, including Investments in Unrestricted Subsidiaries, not to exceed $10.0 million at any one time outstanding;

(7) Investments in securities of trade creditors or members received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or members or in good faith settlement of delinquent obligations of such trade creditors or members;

(8) Investments represented by guarantees that are otherwise permitted under the Indenture;

(9) Investments the payment for which is Qualified Capital Stock of the Company;

(10) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under “—Certain Covenants—Limitation on Asset Sales;” and

(11) the acquisition by the Company of obligations of one or more officers, directors or employees of the Company or any of its Subsidiaries in connection with such officers’, directors’ or employees’ acquisition of shares of capital stock of the Company so long as no cash is paid by the Company or any of its Subsidiaries to such officers, directors or employees in connection with the acquisition of any such obligations.

“Permitted Junior Securities” means equity securities or subordinated debt securities of the Company as reorganized or readjusted, or securities of the Company or any other Person provided for by a plan of reorganization or readjustment that, in the case of any such subordinated debt securities, are junior or the payment of which is otherwise subordinated, to at least the extent provided in the Indenture with respect to the Notes, to the payment and satisfaction in full in cash of all Senior Debt of the Company at the time outstanding, and to the payment of all securities issued in exchange therefor, to the holders of the Senior Debt at the time outstanding.

“Permitted Liens” means the following types of Liens:

(1) Liens existing on the Issue Date (including, without limitation, Liens securing industrial revenue bonds) to the extent and in the manner such Liens are in effect on the Issue Date;

(2) Liens securing the Notes and Guarantees;

(3) Liens securing Senior Debt (including the Credit Agreement) of the Company or any Restricted Subsidiary that is in existence on the Issue Date or that is incurred in compliance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness;”

(4) Liens in favor of the Company;

(5) Liens securing Refinancing Indebtedness; provided that such Liens do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

(6) Liens for taxes, assessments or governmental charges or claims either

(a) not delinquent or

(b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(7) statutory and contractual Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(8) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(9) judgment Liens not giving rise to an Event of Default;

(10) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or of any of its Restricted Subsidiaries;

(11) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

(12) purchase money Liens to finance property or assets of the Company or any Restricted Subsidiary acquired after the Issue Date; provided, however, that

(a) the related purchase money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by property or assets of the Company or any Restricted Subsidiary other than the property and assets so acquired and

(b) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

(13) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(14) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(15) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

(16) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(17) Liens securing Indebtedness under Currency Agreements;

(18) Liens securing Acquired Indebtedness incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness”; provided that

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary and

(b) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by us or a Restricted Subsidiary;

(19) Liens on assets of a Restricted Subsidiary that is not a Guarantor to secure Indebtedness and other obligations of such Restricted Subsidiary that is otherwise permitted under the Indenture;

(20) leases, subleases, licenses and sublicenses granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

(21) banker’s Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

(22) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods; and

(24) additional Liens securing Indebtedness not to exceed $15.0 million at any one time.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Purchase Money Indebtedness” means Indebtedness of the Company or its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price or the cost of installation, construction or improvement of any property.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of Indebtedness incurred in accordance with the Coverage Ratio Exception under the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness” or clause (1) or (3) of the definition of Permitted Indebtedness), in each case that does not:

(1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company or any Restricted Subsidiary in connection with such Refinancing); or

(2) create Indebtedness with

(a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced, or

(b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that

(x) if such Indebtedness being Refinanced is Indebtedness solely of the Company or a Guarantor, then such Refinancing Indebtedness shall be Indebtedness solely of the Company or a Guarantor, and

(y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Registration Rights Agreement” means the Registration Rights Agreement dated as of the Issue Date between the Company and the Initial Purchasers.

“Replacement Assets” means assets of a kind used or usable in the business of the Company and its Restricted Subsidiaries as conducted on the date of the relevant Asset Sale.

“Representative” means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt (which to the extent the Obligations under the Credit Agreement shall be outstanding at such time, shall be the agent for the Lenders thereunder); provided, however, that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt in respect of any Designated Senior Debt.

“Restricted Subsidiary” means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company, by a Board Resolution of the Company delivered to the Trustee, as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under “—Certain Covenants—Limitation on Designations of Unrestricted Subsidiaries.” Any such Designation may be revoked by a Board Resolution of the Company delivered to the Trustee, subject to the provisions of such covenant.

“Revocation” has the meaning set forth under “—Certain Covenants—Limitation on Designations of Unrestricted Subsidiaries.”

“S&P” means Standard & Poor’s Ratings Service.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or by such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

“Senior Debt” means the principal of, premium, if any, and interest (including interest accruing after the commencement of any bankruptcy or other like proceeding at the rate specified in the documentation governing the applicable Senior Debt, whether or not such interest is an allowed claim in any such proceeding) on any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, “Senior Debt” shall also include the principal of, premium, if any, interest (including interest accruing after the commencement of any bankruptcy or other like proceeding at the rate specified in the documentation governing the applicable Senior Debt, whether or not such interest is an allowed claim in any such proceeding) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

(1) all monetary obligations of every nature of the Company under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, costs, expenses and indemnities (and guarantees thereof);

(2) all Interest Swap Obligations (and guarantees thereof); and

(3) all obligations under Currency Agreements (and guarantees thereof);

in each case whether outstanding on the Issue Date or thereafter created, incurred or assumed.

Notwithstanding the foregoing, “Senior Debt” shall not include:

(1) any Indebtedness of the Company to a Subsidiary of the Company;

(2) Subsidiary of the Company (including, without limitation, amounts owed for compensation) other than a shareholder who is also a lender (or an Affiliate of a lender) under the Credit Agreement;

(3) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services;

(4) Indebtedness represented by Disqualified Capital Stock;

(5) any liability for federal, state, local or other taxes owed or owing by the Company;

(6) that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under “Limitation on Incurrence of Additional Indebtedness” (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an officers’ certificate of the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

(7) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company; and

(8) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company. Indebtedness to, or guaranteed on behalf of, any shareholder, director, officer or employee of the Company or any

“Significant Subsidiary” has the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

“Subordinated Indebtedness” means Indebtedness of the Company or any Guarantor that is by its express terms subordinated or junior in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be.

“Subsidiary” means, with respect to any Person:

(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Surviving Entity” has the meaning set forth under “—Certain Covenants—Merger, Consolidation and Sale of Assets.”

“Unrestricted Subsidiary” means any Subsidiary of the Company designated as such pursuant to and in compliance with the covenant described under “—Certain Covenants—Limitation on Designations of Unrestricted Subsidiaries.” Any such designation may be revoked by a Board Resolution of the Company delivered to the Trustee, subject to the provisions of such covenant.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the then outstanding aggregate principal amount of such Indebtedness into

(2) the sum of the total of the products obtained by multiplying

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” means any Restricted Subsidiary of which all the outstanding voting securities (other than in the case of a foreign Restricted Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by the Company or another Wholly Owned Restricted Subsidiary.

Book-Entry, Delivery and Form

The Old Notes were sold to qualified institutional buyers in reliance on Rule 144A (“Rule 144A Notes”). Old Notes also were sold in offshore transactions in reliance on Regulation S (“Regulation S Notes”). Except as set forth below, Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Rule 144A Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the “Rule 144A Global Notes”). Regulation S Notes initially will be represented by one or more temporary Notes in registered, global form without interest coupons (collectively, the “Temporary Regulation S Global Notes”), each Temporary Regulation S Global Note will, as described below, be exchangeable for one or more Notes in registered, global form without interest coupons (collectively, the “Permanent Regulation S Global Notes” and, together with the Temporary Regulation S Global Notes, the “Regulation S Global Notes” and, the Regulation S Global Notes collectively with the Rule 144A Global Notes, the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

Rule 144A Notes (including beneficial interests in the Rule 144A Global Notes) will be subject to certain restrictions on transfer and will bear a restrictive legend as described under “Notice to Investors.” Regulation S Notes will also bear the legend as described under “Notice to Investors.” In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Rule 144A Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through

Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Notice to Investors.”

Exchanges Between Regulation S Notes and Rule 144A Notes

Prior to the expiration of the Restricted Period, beneficial interests in the Regulation S Global Note may be exchanged for beneficial interests in the Rule 144A Global Note only if:

(1) such exchange occurs in connection with a transfer of the Notes pursuant to Rule 144A; and

(2) the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that the Notes are being transferred to a Person:

(a) who the transferor reasonably believes to be a qualified institutional buyer within the meaning of Rule 144A;

(b) purchasing for its own account or the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A; and

(c) in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

Beneficial interests in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Restricted Period, only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available) and that, if such transfer occurs prior to the expiration of the Restricted Period, the interest transferred will be held immediately thereafter through Euroclear or Clearstream.

Transfers involving exchanges of beneficial interests between the Regulation S Global Notes and the Rule 144A Global Notes will be effected in DTC by means of an instruction originated by the Trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other Global Note for so long as it remains such an interest. The policies and practices of DTC may prohibit transfers of beneficial interests in the Regulation S Global Note prior to the expiration of the Restricted Period.

Same Day Settlement and Payment

The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in The Portal Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

EXCHANGE OFFER; REGISTRATION RIGHTS

We entered into a registration rights agreement with the Initial Purchasers pursuant to which we agreed, for the benefit of the holders of Notes, at our cost, to use our reasonable best efforts:

•	to file with the SEC and to cause to become effective an exchange offer registration statement pursuant to which we will offer, in exchange for the Notes, new notes (the “Exchange Notes”) identical in all material respects to, and evidencing the same indebtedness as, the Notes (but which will not contain terms with respect to transfer restrictions or provide for the additional interest described below); and

•	to cause the exchange offer to be consummated by the 270th day after March 12, 2004.

In the event that:

•	we are not permitted to file the exchange offer registration statement or to consummate the exchange offer due to a change in law or SEC policy;

•	for any reason, we do not consummate the exchange offer by the 270th day after March 12, 2004;

•	any holder notifies us on or prior to the completion of the exchange offer that:

•	it is not permitted under law or SEC policy to participate in the exchange offer;

•	it cannot publicly resell new notes that it acquires in the exchange offer without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for resales by that holder; or

•	it is a broker-dealer and holds Notes that it has not exchanged and that it acquired directly from us or one of our affiliates; or

•	the Initial Purchasers so request on or prior to the completion of the exchange offer (with respect to Notes which have not been resold and that they acquired directly from us or one of our affiliates), then in addition to or in lieu of conducting the exchange offer, we will be required to file a shelf registration statement with the SEC to cover resales of the Old Notes or the New Notes, as the case may be. In that case, we will use our reasonable best efforts (a) to file the shelf registration statement, (b) to cause the shelf registration statement to become effective within the time periods specified in the registration rights agreement, and (c) to maintain the effectiveness of the shelf registration statement for two years or such lesser period after which all the Notes registered therein can be resold without limitation under the Securities Act.

We will pay additional interest if one of the following “registration defaults” occurs:

•	we do not consummate the exchange offer by the 270th day after March 12, 2004; or

•	the shelf registration statement is required to be filed but is not declared effective within the time period required by the registration rights agreement.

If one of these registration defaults occurs, the annual interest rate on the Notes will increase by 0.25% per year for the first 90-day period following either of these registration defaults. The amount of additional interest will increase by an additional 0.25% per year for any subsequent 90-day period until all registration defaults are cured, up to a maximum additional interest rate of 1.0% per year over the 9 3/4% interest rate of the Notes. When we have cured all of the registration defaults, the interest rate on the Notes will revert immediately to the original level.

If the shelf registration statement is declared effective, but thereafter, subject to certain exceptions, ceases to be effective or this prospectus ceases to be usable prior to the expiration of the period referred to in Rule 144(k) under the Securities Act with respect to the Notes or such shorter period that will terminate when all the Notes covered by the shelf registration statement have been sold, and such failure to remain effective or usable exists for more than 60 days in any 12-month period, then the interest rate on the Notes will be increased by 1.00% per annum beginning on the 61st day in such 12-month period and ending on the date that the shelf registration statement has again been declared effective or the prospectus again becomes unusable.

Under current SEC interpretations, the New Notes will generally be freely transferable after the exchange offer, except that any broker-dealer that participates in the exchange offer must deliver a prospectus meeting the requirements of the Securities Act when it resells any New Notes. We have agreed to make available a prospectus for these purposes for 180 days after the exchange offer. A broker-dealer that delivers a prospectus is subject to the civil liability provisions of the Securities Act and will also be bound by the registration rights agreement, including indemnification obligations.

Holders of Notes must make certain representations (as described in the registration rights agreement) to participate in the exchange offer, notably that they are not an affiliate of us and that they are acquiring the New Notes in the ordinary course of business and without any arrangement or intention to make a distribution of the New Notes. Holders of Old Notes and the New Notes must also deliver certain information that is required for a shelf registration statement and provide comments on the shelf registration statement within the time periods specified in the registration rights agreement in order to have their Old Notes and/or New Notes included in the shelf registration statement and to receive the liquidated damages described above. A broker-dealer that receives New Notes in the exchange offer or as part of its market-making or other trading activities must acknowledge that it will deliver a prospectus when it resells the New Notes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following summary describes the material United States federal income tax consequences relevant to the exchange of Old Notes for New Notes and the ownership and disposition of Notes. Except where indicated, this summary deals only with holders who exchange Old Notes for New Notes in the exchange offer and hold the Notes as capital assets. The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, and related United States Treasury Regulations, administrative rulings and judicial decisions now in effect, any of which may change at any time. Any such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described in this summary, possibly with adverse effects to some or all of the holders.

This discussion does not describe all the tax consequences that may be relevant to the holders in light of their particular circumstances or to holders subject to special rules under United States federal income tax law, such as (1) dealers in securities or currencies, (2) financial institutions, (3) pass-through entities or investors in pass-through entities, (4) tax-exempt entities, (5) insurance companies, (6) persons holding Notes as a hedge or as part of a straddle, constructive sale, conversion transaction, or other risk management transaction, (7) United States holders whose “functional currency” is not the U.S. dollar, and (8) United States expatriates. Furthermore, this discussion does not address alternative minimum taxes, other federal taxes, or any state, local, or foreign tax laws.

As used in this section of the prospectus, a “United States holder” means a beneficial owner of a Note that is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States or an individual treated as a United States citizen or resident for United States federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; and

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if such trust validly elects to be treated as a United States person for United States federal income tax purposes.

A “non-United States holder” means a beneficial owner of a Note that is not a partnership or a United States holder.

The United States federal income tax consequences to an owner of a Note that is a partnership (or other entity taxable as a partnership for United States federal income tax purposes) may depend on the status of its partners and the activities of the partnership. Any such entity should consult its own tax advisor with regard to the application of the United States federal income tax laws to it and its partners.

United States Holder

Payments of Interest

Interest on the Notes generally will be taxable to any United States holder as ordinary income at the time it is paid or accrued in accordance with the United States holder’s regular method of accounting for United States federal income tax purposes.

Exchange Pursuant to this Exchange Offer

An exchange of Old Notes for New Notes pursuant to this exchange offer will not be a taxable event for United States federal income tax purposes. A United States holder’s holding period in New Notes will include the holding period of the Old Notes exchanged therefor, and a United States holder’s adjusted tax basis in New Notes will be the same as the adjusted tax basis in the Old Notes exchanged therefor immediately before such exchange.

Optional Redemption

We have the option to repurchase the Notes under specified circumstances at a premium to the issue price. If we were to exercise this option, the yield on the Notes would increase. Therefore, under special rules governing this type of unconditional option, for tax purposes, we will be deemed not to exercise this option, and the possibility of this redemption premium will not affect the amount of interest taxable to United States holders in advance of any such redemption premium.

Sale, Exchange, Redemption, and Retirement of Notes

Upon the sale, exchange, redemption, retirement, or other taxable disposition of a Note, a United States holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, redemption, or retirement (less any accrued interest, which will be taxable as interest income) and the adjusted tax basis of the Note. Under specified circumstances, we must offer to repurchase the Notes at a premium to the issue price. Such premium should be treated as additional amount realized from the repurchase.

In general, the gain or loss from such a sale, exchange, redemption, retirement, or other disposition will be capital gain or loss and will be long-term capital gain or loss if the Note has been held for more than one year. Under current law, net capital gains of noncorporate taxpayers are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to significant limitations.

Backup Withholding and Information Reporting

In general, information reporting will apply to certain payments of principal and interest on the Notes and to the proceeds from the sale of a Note paid to United States holders other than certain exempt recipients. Additionally, a backup withholding tax (presently 28% but scheduled to increase to 31% for years after 2010) will apply to such payments if the United States holder fails to provide a correct taxpayer identification number or certification of exempt status or has been notified by the Internal Revenue Service that it is subject to backup withholding because it failed to report its full dividend and interest income or otherwise fails to comply with applicable requirements of the backup withholding rules.

If backup withholding applies to a United States holder, the United States holder may use the amounts withheld as a refund or credit against the United States holder’s United States federal income tax liability, as long as the United States holder provides certain information to the Internal Revenue Service.

Non-United States Holder

Payments of Interest

Subject to the discussion below concerning backup withholding, payments of interest on the Notes to any non-United States holder will not be subject to United States federal income tax, or withholding tax, provided that:

•	the interest is not effectively connected with the conduct by the non-United States holder of a trade or business in the United States;

•	the non-United States holder does not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	the non-United States holder is not a controlled foreign corporation (within the meaning of the Code) that is related to us directly or constructively through stock ownership; and

•	either (A) the non-United States holder provides its name and address on an IRS Form W-8BEN (or other successor form), and certifies under penalties of perjury that it is not a “United States person” within the meaning of the Code, or (B) the non-United States holder holds its Notes through a certain type of foreign intermediary and satisfies the certification requirements of applicable United States Treasury Regulations.

Interest that meets those four requirements is referred to as “portfolio interest.”

The interest on the Notes will be taxed at regular United States federal income tax rates if: (i) the interest constitutes income that is effectively connected with the conduct of a United States trade or business, and (ii) if an applicable income tax treaty applies, the interest is attributable to a United States permanent establishment under the terms of such treaty (“United States trade or business income”). In addition, if the non-United States holder is a foreign corporation, such income may also be subject to the “branch profits tax” at a rate of 30% (or lower applicable treaty rate). Interest that neither qualifies as portfolio interest nor constitutes United States trade or business income will be subject to United States withholding tax at the rate of 30%, unless such rate is reduced or eliminated by an applicable income tax treaty.

Exchange Pursuant to this Exchange Offer

An exchange of Old Notes for New Notes pursuant to this exchange offer will not be a taxable event for United States federal income tax purposes. A non-United States holder’s holding period in New Notes will include the holding period of the Old Notes exchanged therefor, and a non-United States holder’s adjusted tax basis in New Notes will be the same as the adjusted tax basis in the Old Notes exchanged therefor immediately before such exchange.

Sale, Exchange, Redemption, and Retirement of Notes

Subject to the discussion below concerning backup withholding, gain that is realized on the sale, exchange, redemption, retirement or other disposition of a Note by a non-United States holder generally will not be subject to United States federal income tax, including withholding tax, unless the gain is effectively connected with the conduct by that holder of a trade or business within the United States, or in the case of an individual non-United States holder, that individual has been present in the United States for 183 days or more during the taxable year of the sale, exchange, redemption, retirement, or other disposition and certain other conditions are satisfied.

Backup Withholding and Information Reporting

A non-United States holder generally will be exempt from backup withholding and information reporting with respect to payments of principal and interest on the Notes, provided that the certification procedures required to claim the portfolio interest exemption described under the heading “Payments of Interest” above are satisfied.

Proceeds received from the sale of a Note by a non-United States holder to or through the United States office of a broker generally are subject to information reporting and backup withholding, unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

If backup withholding applies to a non-United States holder, that holder may use the amounts withheld as a refund or credit against that holder’s United States federal income tax liability, as long as that holder provides certain information to the Internal Revenue Service.

PERSONS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES AND THE OWNERSHIP AND DISPOSITION OF NOTES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS OR ANY APPLICABLE TAX TREATY.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale for such period of time as such persons must comply with such requirements in order to resell New Notes, provided that such period will not exceed the period specified in the registration rights agreement.

We will not receive any proceeds from any sale of New Notes by any broker-dealer. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of the methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer that resells New Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For the period of time specified in the Registration Rights Agreement, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests the documents in the letter of transmittal. We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the Old Notes, but excluding commissions or concessions of any brokers or dealers, and will indemnify all holders of Notes, including any broker-dealers, and certain parties related to the holders against certain liabilities, including liabilities under the Securities Act.

We have not entered into any arrangements or understanding with any person to distribute the New Notes to be received in the exchange offer.

LEGAL MATTERS

Certain legal matters with regard to the validity of the New Notes will be passed upon for us by Lowenstein Sandler PC, 65 Livingston Avenue, Roseland, New Jersey. Benedict M. Kohl, a member of Lowenstein Sandler PC, is a director of The Newark Group, Inc. Neither Mr. Kohl nor any other attorneys at such firm beneficially own any equity securities of The Newark Group, Inc.

EXPERTS

The consolidated financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the change in method of accounting for derivative instruments and hedging activities, the change in method of accounting for goodwill and other intangible assets, the change in method of computing depreciation expense, the change in method of calculating LIFO reserves, and the restatement of the consolidated statements of cash flows for the years ended April 30, 2003 and 2002), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

The Newark Group, Inc.

Cranford, New Jersey

We have audited the accompanying consolidated balance sheets of The Newark Group, Inc. and subsidiaries (“the Company”) as of April 30, 2004 and 2003, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended April 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, during the year ended April 30, 2002, the Company changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standard No. 133.

As discussed in Note 1 to the consolidated financial statements, during the year ended April 30, 2003, the Company changed its method of accounting for goodwill and intangible assets to conform to Statement of Financial Accounting Standards No. 142 and changed its method of computing depreciation from an accelerated method to a straight line method.

As discussed in Note 1 to the consolidated financial statements, during the year ended April 30, 2004, the Company changed its method of calculating its LIFO reserve.

As discussed in Note 19 to the consolidated financial statements, the consolidated statements of cash flows for the years ended April 30, 2003 and 2002 have been restated.

August 5, 2004

Parsippany, New Jersey

THE NEWARK GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

APRIL 30, 2004 AND 2003

(Dollars in Thousands, Except Share Data)

	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,003	$7,007
Marketable securities	45	36
Accounts receivable (less allowance for doubtful accounts of $6,326 and $4,192, respectively)	115,221	112,246
Inventories	53,379	53,864
Other current assets	13,893	16,796

Total current assets	184,541	189,949

RESTRICTED CASH	131	—
PROPERTY, PLANT AND EQUIPMENT – Net	333,217	344,805
GOODWILL	45,353	43,399
LONG-TERM INVESTMENTS	14,513	10,797
OTHER ASSETS	22,527	12,731
ASSETS OF DISCONTINUED OPERATIONS	1,368	1,368

TOTAL ASSETS	$601,650	$603,049

LIABILITIES, TEMPORARY EQUITY AND PERMANENT STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$85,040	$77,665
Current portion of long-term debt	3,147	13,561
Federal, state and foreign taxes payable	395	2,042
Accrued salaries and wages	13,887	13,821
Other accrued expenses	18,989	15,381

Total current liabilities	121,458	122,470

SENIOR DEBT	76,445	218,644
SUBORDINATED DEBT	176,197	1,676
DEFERRED INCOME TAXES	10,068	24,126
PENSION OBLIGATION	22,268	26,964
OTHER LIABILITIES	27,448	22,483
OTHER LIABILITIES OF DISCONTINUED OPERATIONS	138	185
MINORITY INTEREST	87	81

Total liabilities	434,109	416,629

TEMPORARY EQUITY - COMMON STOCK, SUBJECT TO PUT RIGHTS, (899,873 and 989,434 shares, respectively)	41,835	49,851

PERMANENT STOCKHOLDERS’ EQUITY:
Common stock, $.01 per share stated value; authorized 10,000,000 shares, issued and outstanding 6,000,000 shares	60	60
Additional paid-in capital	249	249
Retained earnings	184,951	194,591
Accumulated other comprehensive loss	(8,858)	(12,152)
Treasury stock, 2,121,121 shares and 2,031,560 shares, respectively at cost	(50,696)	(46,179)

Total permanent stockholders’ equity	125,706	136,569

TOTAL LIABILITIES, TEMPORARY EQUITY AND PERMANENT STOCKHOLDERS’ EQUITY	$601,650	$603,049

See notes to consolidated financial statements

THE NEWARK GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED APRIL 30, 2004, 2003 AND 2002

(Dollars in Thousands)

	2004	2003	2002
NET SALES	$787,607	$798,230	$749,969
COST OF SALES	693,682	700,270	642,506

Gross profit	93,925	97,960	107,463

OPERATING EXPENSES:
Selling, general and administrative	87,086	80,036	86,274
Restructuring and impairments	11,978	11,578	6,093

Total operating expenses	99,064	91,614	92,367

OPERATING (LOSS) INCOME:	(5,139)	6,346	15,096

OTHER (EXPENSE) INCOME:
Interest expense	(16,856)	(9,394)	(8,957)
Interest income	142	260	387
Equity in income of investee	1,217	1,512	1,415
Loss on extinguishment of debt	(10,824)	—	—
Other (expense) income – net	(421)	1,955	1,559

Total other expense	(26,742)	(5,667)	(5,596)

EARNINGS (LOSS) FROM CONTINUING OPERATIONS, BEFORE INCOME TAXES, MINORITY INTEREST, AND CUMULATIVE EFFECT OF ACCOUNTING CHANGES	(31,881)	679	9,500

INCOME TAX (BENEFIT) EXPENSE	(15,990)	308	4,229

MINORITY INTEREST (NET OF TAX)	—	(4)	(2)

EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(15,891)	367	5,269

EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS (NET OF TAX)	—	(1,802)	173

EARNINGS (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE (NET OF TAX)	(15,891)	(1,435)	5,442

CUMULATIVE EFFECT OF ACCOUNTING CHANGE (NET OF TAX)	(1,765)	14,604	—

NET EARNINGS (LOSS)	$(17,656)	$13,169	$5,442

See notes to consolidated financial statements

THE NEWARK GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED APRIL 30, 2004, 2003 AND 2002

(Dollars in Thousands)

		As restated – See Note 19
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) earnings	$(17,656)	$13,169	$5,442
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Cumulative effect of accounting change	1,765	(14,604)	—
Loss on extinguishment of debt	10,824	—	—
Depreciation and amortization	31,524	28,176	38,584
Loss due to impairment of assets	6,851	5,852	4,146
Loss (gain) on sale of property, plant and equipment	(337)	701	(917)
Equity in income of affiliates	(1,217)	(1,512)	(1,415)
Loss due to ineffectiveness of hedges	302	—	—
Deferred income taxes	(17,297)	14,844	(3,213)
Loss on sale of discontinued operations	—	2,187	—
Earnings from discontinued operations	—	(385)	(173)
Changes in assets and liabilities excluding the effects of acquisitions:
Decrease (increase) in accounts receivable	(405)	(1,611)	17,267
Decrease (increase) in inventories	(2,003)	1,234	(2,805)
Decrease (increase) in other current assets and prepaids	5,442	(13,794)	11,988
Decrease (increase) in other assets	(1,118)	(3,241)	384
Increase (decrease) in accounts payable and accrued expenses	11,752	11,890	(12,900)
Increase (decrease) in other liabilities	(1,050)	(15,703)	5,085

Net cash provided by operating activities	27,377	27,203	61,473

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of marketable securities	—	—	1,214
Purchase of equity method investments	(2,383)	—	—
Proceeds from sale of discontinued operations	—	17,300	—
Business acquisitions, net of cash acquired	(586)	—	(6,000)
Capital expenditures	(24,636)	(53,818)	(125,620)
Proceeds from dividends paid by equity investments	550	781	846
Proceeds from sale of property, plant and equipment	4,552	618	3,244
Decrease (increase) in restricted cash	(131)	125	22,100

Net cash used in investing activities	(22,634)	(34,994)	(104,216)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt	(156,798)	(23,698)	(13,329)
Proceeds from long-term debt	176,551	28,561	49,500
Cash paid for extinguishment of debt	(9,861)	—	—
Cash paid for financing costs	(11,594)	—	—
Change in cash overdraft	(3,973)	11,743	2,780
Purchase of treasury stock	(4,517)	(3,257)	(4,217)

Net cash provided by (used in) financing activities	(10,192)	13,349	34,734

EFFECT OF EXCHANGE RATE CHANGES ON CASH	445	1,449	108

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,004)	7,007	(7,901)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,007	—	7,901

CASH AND CASH EQUIVALENTS, END OF YEAR	$2,003	$7,007	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$12,556	$12,843	$8,059

Income Taxes:
Paid	$3,413	$4,327	$4,974

(Refunded)	$(187)	$(8,135)	$—

BUSINESS ACQUISITIONS, NET OF CASH ACQUIRED:
Accounts Receivable	$—		$(639)
Inventory	(71)		(522)
Other Current Assets	(380)		(156)
Property, Plant and Equipment	(135)		(4,412)
Goodwill	—		(3,519)
Other Assets	—		(262)
Accounts Payable	—		661
Other Liabilities Assumed	—		2,849

NET CASH PAID FOR ACQUISITIONS	$(586)		$(6,000)

See notes to consolidated financial statements

THE NEWARK GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PERMANENT STOCKHOLDERS’ EQUITY

YEARS ENDED APRIL 30, 2004, 2003 AND 2002

(Dollars in Thousands)

	Total	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Additional Paid In Capital	Common Stock	Total Comprehensive Income
BALANCE APRIL 30, 2001	$130,077	$(1,794)	$(38,705)	$170,267	$249	$60
Net earnings	5,442	—	—	5,442	—	—	$5,442
Redemption value adjustment of common stock subject to put rights	3,314	—	—	3,314	—	—
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments (net of taxes of $56)	(94)	(94)	—	—	—	—	(94)
Minimum pension liability adjustments (net of taxes of $2,449)	(3,673)	(3,673)	—	—	—	—	(3,673)
Cumulative effect of change in accounting principle (net of taxes of $1,748)	2,622	2,622	—	—	—	—	2,622
Change in fair value of cash flow hedges (net of taxes of $156)	(235)	(235)	—	—	—	—	(235)
Purchase of treasury stock, at cost	(4,217)	—	(4,217)	—	—	—	—

BALANCE APRIL 30, 2002	133,236	(3,174)	(42,922)	179,023	249	60	$4,062

Net earnings	13,169	—	—	13,169	—	—	$13,169
Redemption value adjustment of common stock subject to put rights	2,399	—	—	2,399	—	—
Other comprehensive income (loss), net of tax:
Unrealized losses on marketable securities available for sale	(2)	(2)	—	—	—	—	(2)
Foreign currency translation adjustments (net of taxes of $1,578)	2,367	2,367	—	—	—	—	2,367
Minimum pension liability adjustments (net of taxes of $6,009)	(9,014)	(9,014)	—	—	—	—	(9,014)
Change in fair value of cash flow hedges (net of taxes of $1,553)	(2,329)	(2,329)	—	—	—	—	(2,329)
Purchase of treasury stock, at cost	(3,257)	—	(3,257)	—	—	—	—

BALANCE APRIL 30, 2003	136,569	(12,152)	(46,179)	194,591	249	60	$4,191

Net Loss	(17,656)	—	—	(17,656)	—	—	$(17,656)
Redemption value adjustment of common stock subject to put rights	8,016	—	—	8,016	—	—
Other comprehensive income (loss), net of tax:
Unrealized losses on marketable securities available for sale (net of taxes of $4)	6	6	—	—	—	—	6
Foreign currency translation adjustments (net of taxes of $691)	1,037	1,037	—	—	—	—	1,037
Minimum pension liability adjustments (net of taxes of $2,019)	3,029	3,029	—	—	—	—	3,029
Change in fair value of cash flow hedges (net of taxes of $519)	(778)	(778)	—	—	—	—	(778)
Purchase of treasury stock, at cost	(4,517)	—	(4,517)	—	—	—

BALANCE APRIL 30, 2004	$125,706	$(8,858)	$(50,696)	$184,951	$249	$60	$(14,362)

See notes to consolidated financial statements

THE NEWARK GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2004, 2003 AND 2002

(Dollars in Thousands, Except Share and Per Share Amounts)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Principles of Consolidation – The Newark Group, Inc. and its subsidiaries (the “Company”) is an integrated global producer of recycled paperboard and converted paperboard products, with significant manufacturing and converting operations in North America and Europe. The Company’s customers are global manufacturers and converters of paperboard. The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted within the United States of America (“GAAP”) and include the accounts of the Company and all of its wholly owned subsidiaries. The equity method is used to account for the Company’s investment in the common stock of other companies where the Company maintains ownership between 20 and 50 percent, and has the ability to exercise significant influence over the investee’s operating and financial policies. These investments are included in long-term investments. In the event that management identifies an other than temporary decline in the estimated fair value of an equity method investment to an amount below its carrying value, such investment is written down to its estimated fair value. All significant intercompany profits, transactions and balances have been eliminated. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect: a) the reported amounts of assets and liabilities, b) the disclosure of contingent assets and liabilities at the date of the financial statements; and, c) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Revenue is recognized when the earning process is complete and the title and risks and rewards of ownership have transferred to the customer, which is determined based on shipping terms. Net Sales includes provisions for discounts, returns, allowances, customer rebates and other adjustments that are based upon management’s best estimates and historical experience and are provided for in the same period as the related revenues are recorded. The Company accounts for shipping and handling costs as a component of cost of goods sold; amounts invoiced to customers are included in determining net sales.

Inventories – Inventories are valued at the lower of cost (last-in, first-out (“LIFO”) method or market, except for $19,756 and $17,356 in 2004 and 2003 respectively, which are valued at the lower of cost (first-in, first-out (“FIFO”) method) or market. The Company changed its method of calculating LIFO to an alternative method under GAAP. Management believes the new method is preferable because it provides a more precise calculation. This change is recorded as a cumulative effect of a change in accounting principle and decreases earnings in the year ended April 30, 2004 by $1,765 (net of taxes of $1,177). Management determined the effect of the change in 2004 was not significant.

Property, Plant and Equipment - Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for betterments are capitalized whereas normal repairs and maintenance are expensed as incurred. Interest costs related to the development of certain long-term assets are capitalized and amortized over the related assets’ estimated useful lives.

During the fiscal year ended April 30, 2003, the Company changed its method of depreciating property, plant and equipment from an accelerated method of depreciation to the straight-line method. Management believes the new method is preferable because it provides a better matching of costs due to the shift in the Company’s purchasing practice. This change is recorded as a cumulative effect of a change in accounting principle and increased earnings in the year ended April 30, 2003 by $14,604 (net of $9,227 of taxes). The effect of the change in 2003 was to decrease net earnings by approximately $2,236. Pro-forma net earnings in 2002 related to this change in accounting method would have been $4,752. Additionally, the Company revised its estimate of depreciable lives, which increased 2003 net earnings by $5,153 (net of $3,171 of taxes). Currently all assets are depreciated by the straight-line method over the estimated useful lives, which range from three to twenty years for machinery and equipment and range from fifteen to fifty years for buildings and leasehold improvements.

THE NEWARK GROUP, INC. AND SUBSIDIARIES

Goodwill and Other Intangible Assets – As of May 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” and therefore goodwill is no longer being amortized but is reviewed for impairment annually or whenever an event or circumstance changes that would more likely than not result in an impairment. The impairment test is based on the estimated fair value of the underlying business. There was no impairment of goodwill in 2004 and 2003. Indefinite lived assets acquired by the Company prior to adoption of SFAS No. 142 were amortized through April 30, 2002. The amount of amortization expense related to goodwill for the year-end April 30, 2002 was $2,414 (net of tax of $1,726). Adjusted net income for the year ended April 30, 2002 to reflect the application of SFAS No. 142 would have been $7,856.

	For the year ended April 30,
	2004	2003	2002
Reported net earnings	$(17,656)	$13,169	$5,442
Add back: goodwill amortization (net of taxes of $1,726)	—	—	2,414

Pro-forma net (loss) earnings	$(17,656)	$13,169	$7,856

Changes in the carrying amount of goodwill for the years ended April 30, 2004 and 2003 are as follows:

	Paperboard Segment	Converted Segment	International Segment	TOTAL
Goodwill Balance at April 30, 2002	$19,622	$—	$20,825	$40,447
Adjustments to purchase price	—	—	27	27
Foreign exchange	—	—	2,925	2,925

Goodwill Balance at April 30, 2003	19,622	—	23,777	43,399
Adjustments to purchase price	30	—	—	30
Foreign exchange	—	—	1,924	1,924

Goodwill Balance at April 30, 2004	$19,652	$—	$25,701	$45,353

Stock-based Compensation – In accordance with SFAS No. 123 “Accounting for Stock Based Compensation,” the Company accounts for employee stock options and stock appreciation rights based upon the fair value method of accounting for equity instruments which results in the recording of compensation expense in the Company’s financial statements.

Foreign Currency Translation – The functional currency of the Company’s European subsidiaries is the Euro; the functional currency of its Canadian subsidiaries is the Canadian Dollar. Assets and Liabilities of foreign subsidiaries are translated at the year-end exchange rate while revenues and expenses are translated daily or quarterly at the average exchange rate for the month. The resulting translation adjustments are made directly to accumulated other comprehensive income (loss). Gains and losses resulting from transactions of the Company and its subsidiaries, which are made in currencies different from their own, are included in earnings as they occur. The Company recognized currency losses of $46 in 2004, currency losses of $1,019 in 2003, and currency gains of $65 in 2002. The Euro exchange rate at April 30, 2004 was $1.20 U.S. Dollar/Euro. The Canadian Dollar exchange rate at April 30, 2004 was $0.73 U.S. Dollar / CAD Dollar.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, cash in banks, and short-term investments with maturity of three months or less from date of purchase. Cash overdrafts are included in accounts payable and are $10,550 and $14,523 as of April 30, 2004 and 2003, respectively.

Marketable Securities – All of the Company’s investments, primarily investments in stocks and bonds, have been classified as available-for-sale securities. The investments in marketable securities are reported at their fair value with unrealized gains and losses included in accumulated other comprehensive loss, net of tax. At April 30, 2004, these securities have a fair value of $45 and cost of $38. There were no proceeds from the

THE NEWARK GROUP, INC. AND SUBSIDIARIES

sale of securities during the year ended April 30, 2004. At April 30, 2003, these securities had a fair value of $36 and cost of $38. There were no proceeds from the sale of securities during the year ended April 20, 2003. The net proceeds from the sale of securities during the year ended April 30, 2002 are $1,214, resulting in no realized gain or loss. Realized gains (and losses) from securities are computed using the specific identification method.

Impairment of Long-Lived Assets – The Company evaluates the recovery of long-lived assets to be “held and used” by measuring the carrying value of these assets against their fair value which is determined by the estimated undiscounted future cash flows associated with them. Long-lived assets classified as “held for sale” are measured at the lower of their carrying amount or fair value less cost to sell. For the years ended April 30, 2004 and 2002, the Company incurred an impairment of $5,587 and $4,146, respectively. For the year ended April 30, 2003, the Company did not incur any impairment. (Refer to Note 16).

Derivative Instruments – From time to time, the Company enters into derivative instruments with third-party institutions to hedge its exposure to interest rate and foreign currency exchange risk. All derivatives, whether designated in hedging relationships or not, are recorded on the consolidated balance sheet at fair value. If the derivative is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the income statement when the hedged item affects earnings. Changes in the fair value of derivatives that are not designated as cash flow hedges are recorded currently in earnings together with changes in the fair value of the hedged item attributable to the ineffective portion of the hedge; ineffectiveness, if any, is recorded currently in earnings. At April 30, 2004, the Company was a party to two cross-currency interest rate swaps, which are designated as cash flow hedges of the Company’s intercompany receivable from a foreign subsidiary. Unrealized gains or losses on these swaps are reclassified to earnings when the hedged item impacts earnings. In its fiscal year ended April 30, 2002, the Company adopted SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities. As a result of adopting this statement, the Company recorded other comprehensive income of $2,622 (net of taxes of $1,748) as an accumulated transition adjustment for designated cash flow hedges.

Common stock subject to put rights – The Company reflects its maximum possible cash obligation related to securities as temporary equity to the extent conditions could exist whereby holders of these securities could demand cash. Such conditions are triggered only upon employee termination and the Company reserves the right to extend payments, as discussed in Notes 8 and 18.

Reclassifications – Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 presentation.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which applies to entities with fiscal years beginning after June 15, 2002. This Statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived assets. The Company has adopted this Statement in fiscal year 2004 with no significant impact on the consolidated financial statements as a result of its implementation.

In April 2003, the FASB issued SFAS No, 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003; except for provisions previously settled through the Derivative Instruments Group (DIG) process with earlier effective dates. The adoption of this pronouncement did not have a material effect on the consolidated results of operations or balance sheets.

THE NEWARK GROUP, INC. AND SUBSIDIARIES

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities in statements of financial position. The guidance in SFAS No. 150 is effective immediately for financial instruments entered into or modified after May 31, 2003. The Company has adopted this Statement in fiscal year 2004 and it did not have a material effect on the consolidated results of operations or balance sheets.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of APB No. 51, which was revised in December 2003 (“FIN 46-R”). FIN 46-R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46-R is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46-R must be applied for the first interim or annual period beginning after June 15, 2003. The Company has not invested in any entities that it believes are variable interest entities for which it is the primary beneficiary. The adoption of FIN 46-R did not have an impact, on the Company’s financial position or results of operations.

3.	ACCOUNTS RECEIVABLE

	April 30,
	2004	2003
Accounts Receivable	$121,547	$116,438
Allowance for Doubtful Accounts	6,326	4,192

	$115,221	$112,246

During the years ended April 30, 2004, 2003 and 2002, the Company recorded bad debt expense of $4,875, $2,074 and $2,619, respectively. These amounts are included within Selling, General and Administrative in the consolidated statement of operations. The increase in the amount of bad debt expense from the prior years was a result of one of the Company’s large folding carton customers located in the Chicago area filing for Chapter 11 Bankruptcy protection on July 13, 2004. The Company had been doing business with this customer for over thirty-five years and because of this long-standing relationship, during the past five years had been working closely with this account as they worked to refinance their business. To that end the Company had agreed to take a subordinated note in the amount of $1,500 during October 2003 when their refinance was completed. As of April 30, 2004 the Company wrote-off the subordinated note in its entirety and reserved 100% of the remaining receivable balance for this customer. The total write-off $3,211 is the largest write-off in the history of the Company and unexpected in that it occurred so recently after the five-year effort to accomplish the refinance. This charge is classified in Selling, General and Administrative in the consolidated statements of operations.

4.	INVENTORIES

	April 30,
	2004	2003
Raw Materials	$19,223	$29,686
Finished Goods	33,280	23,194
Other Manufacturing Supplies	876	984

	$53,379	$53,864

THE NEWARK GROUP, INC. AND SUBSIDIARIES

The LIFO reserve at April 30, 2004 and 2003 is $5,632 and $3,428, respectively. There was no liquidation of layers within the LIFO calculation for the years ended April 30, 2004 and 2002. In 2003, the liquidation of certain LIFO layers increased cost of sales by $614.

5.	PROPERTY, PLANT AND EQUIPMENT

	April 30,
	2004	2003
Land	$20,664	$21,014
Buildings and Leasehold Improvements	107,801	104,200
Machinery and Equipment	506,967	491,289

Gross Property, Plant and Equipment	635,432	616,503
Less Accumulated Depreciation	302,215	271,698

Net Property, Plant and Equipment	$333,217	$344,805

6.	LONG-TERM DEBT

On March 12, 2004 the Company issued $175,000 of 9.75% senior subordinated notes due March 15, 2014 and entered into a new $150,000 three-year senior credit facility. Simultaneously with the new financings, the Company paid-off its borrowings and accrued interest on the $190,000 three-year unsecured credit facility and the remaining principal and accrued interest. In addition, the Company made make-whole payments of $9,860 owed on the 1999 $75,000 senior unsecured notes and expensed $964 of previously capitalized deferred financing fees.

	April 30,
	2004	2003
Senior Subordinated Notes 9.75% (1)	$175,000	$—
Three-Year Bank Credit Facility (2)	4,595	—
Industrial Revenue Bonds (3)	72,415	73,955
Subordinated Notes (4)	1,556	2,333
All other (5)	2,223	1,907
Three-Year Bank Credit Facility (6)	—	80,686
Senior Notes 7.82% (7)	—	75,000

Total Debt	255,789	233,881
Less Current Portion	3,147	13,561

Long-Term Debt	$252,642	$220,320

(1)	The Company issued $175,000 of 9.75% senior subordinated notes on March 12, 2004. Interest is payable semi-annually (March 15 and September 15) and principal is due, in total, on March 15, 2014. This debt is classified in Subordinated Debt in the consolidated balance sheet.
(2)

The Company entered into a new $150,000 senior secured credit facility on March 12, 2004 with ten banks. Borrowing availability is subject to borrowing base requirements established by leverage ratios. In addition, the Company has the ability to issue up to $95,000 for letters of credit, usage of which reduces borrowing availability under the facility. Letters of credit can be issued to guarantee unpaid claim reserves under insurance policies and/or to provide performance bonds and trade letters of credit. As of April 30, 2004 the Company has $79,800 in letters of credit obligations outstanding, $4,600 in prime loans outstanding and $65,600 of availability under the facility. The borrowings bear variable interest that is reset quarterly at a rate equal to, at the Company’s discretion, either (1) Prime plus a spread of 1% to 2% or (2) London

THE NEWARK GROUP, INC. AND SUBSIDIARIES

Interbank Offered Rate (LIBOR) plus a spread of 2% to 3% depending on the type of borrowing. The rate of interest (5.75% as of April 30, 2004) is subject to interest base requirements established by leverage ratios. Outstanding letters of credit are subject to an annual fee equal to the applicable margin for LIBOR based loans. The undrawn portion of the facility is subject to a facility fee at an annual rate of 0.50%. This debt is classified in Senior Debt in the consolidated balance sheet.

(3)	The industrial revenue bonds are comprised of five issues: Mercer IRB of $2,000, Mobile IRB of $5,725, Natick IRB of $100, Ohio IRB of $15,500, and Massachusetts IRB of $49,090 as of April 30, 2004. These bonds are variable rate demand bonds with maturity dates ranging from July 2006 through July 2031 and where the interest rates range from 1.09% to 4% and are reset every seven days. This debt is classified in Senior Debt in the consolidated balance sheet with a portion in Current Portion of Long Term Debt.
(4)	The Company issued a subordinated note to a stockholder in exchange for the stockholder’s shares of common stock. The note bears interest at the rate of 5% per year, payable quarterly. As of April 30, 2004, the note outstanding is $1,556 and is due June 2007. This debt is classified in Subordinated Debt in the consolidated balance sheet with a portion in Current Portion of Long Term Debt.
(5)	All other consists primarily of a loan with Toronto Dominion Bank for $1,040. The loan bears interest at the prime rate plus .75% (4.50% as of April 30, 2004), payable monthly through May 2015. The loan is secured by a mortgage on the Company’s Richmond, B.C. Canada facility. This debt is classified in Senior Debt in the consolidated balance sheet with a portion in Current Portion of Long Term Debt.
(6)	As of April 30, 2003, the Company had a credit facility of $190,000 with seven banks. The interest rate was variable on the Company’s financial performance and was payable on a quarterly basis. On March 12, 2004, the Company paid its outstanding borrowings and accrued interest with proceeds from the issuance of the senior subordinated notes. This debt is classified in Senior Debt in the consolidated balance sheet with a portion in Current Portion of Long Term Debt.
(7)	The senior notes were unsecured notes that bore interest at a fixed rate of 7.82% payable semi-annually. On March 12, 2004, the Company paid the notes and accrued interest with proceeds from the issuance of the senior subordinated notes. This debt is classified Senior Debt in the consolidated balance sheet with a portion in Current Portion of Long Term Debt.

Aggregate annual principal payments applicable to debt for the next five years and thereafter are as follows:

Year Ending April 30,	Total
2005	$3,147
2006	2,445
2007	7,062
2008	2,169
2009	2,142
Thereafter	238,824

$255,789

The Company has certain financial covenants primarily relating to leverage and interest coverage. At April 30, 2004, the Company is in compliance with all covenants.

The Company has cross-currency interest rate swap agreements with Fleet Bank and Wachovia Bank. These agreements have been designated as cash flow hedges against the existing intercompany loan to the Company’s European subsidiary. At April 30, 2004 and 2003, the fair value of the swaps represented a liability of $20,304 and $16,860, respectively. The Company has recognized a charge of $302 within interest expense, related to hedge ineffectiveness during the year ended April 30, 2004. The amount expected to be charged to earnings from other comprehensive income in fiscal year 2005 is not expected to be significant.

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage foreign currency exchange risks. The Company is exposed to

THE NEWARK GROUP, INC. AND SUBSIDIARIES

credit losses in the event of non-performance by the counterparties to its derivative financial instruments. The Company anticipates, however, that the counterparties will be able to fully satisfy their obligations under the contracts.

7.	COMMITMENTS AND CONTINGENCIES

Rental expense charged to operations under operating leases was $3,721, $3,744, and $3,779 in 2004, 2003 and 2002, respectively. Aggregate minimum rental commitments, primarily for manufacturing facilities and the corporate office, are as follows:

Year Ending April 30,	Total
2005	$4,350
2006	3,672
2007	3,049
2008	2,565
2009	2,063
Thereafter	8,847

$24,546

In April 2004, a US District Court in Columbus, Ohio entered judgment upon a jury verdict and awarded the Company compensatory damages of $1,500 and punitive damages of $2,250 in a lawsuit involving the misappropriation of certain of the Company’s trade secrets. Additionally, the Company has filed a motion to recover a portion of its attorneys’ fees in the amount of $1,600; resolution is expected at the end of August 2004. The Company has not recorded any income relating to this case, as the Defendant will have the ability to appeal the final judgment once it is entered.

The Company and its subsidiaries are party to various claims, legal actions, complaints, and administrative proceedings, including workers’ compensation and environmental claims, arising in the ordinary course of business. In management’s opinion, the ultimate disposition of these matters will not have a material adverse effect on its financial condition, results of operations, or cash flows.

8.	EMPLOYEE STOCK OWNERSHIP PLAN

Effective May 1, 1985, the Company established an Employee Stock Ownership Plan (“ESOP”), which purchased 1,800,000 shares of Company stock. The ESOP covers all salaried employees hired prior to May 1, 1994. The ESOP is funded by the Company through contributions to the Plan in amounts as may be determined by the Board of Directors. At a minimum there must be cash contributions for each plan year at such times and in sufficient amounts to cover all obligations of the Plan as they come due. As of April 30, 1995, all stock of the Employee Stock Ownership Trust (the “Trust”) was allocated to the accounts of the participants and there are no additional required contributions to the Trust. Upon distribution of shares to settle participant account balances, which cannot occur until after employee termination, the Company has the obligation, upon participant request, to purchase the shares at the greater of (1) the then current fair market value or (2) an amount equal to the price per share paid on December 30, 1985 increased by the cumulative increase in the book value of such shares after December 30, 1985 to the April 30 immediately preceding the date on which the participant request is delivered to the Company (the “put value”); during the last five years, the average annual redemptions have been $3,869. The Company has the right to make these payments over a five-year period. At April 30, 2004 and 2003, the put value exceeded the current fair market value. The put value as of April 30, 2004, 2003 and 2002 was $46.49 per share, $50.42 per share and $49.53 per share, respectively. At April 30, 2004 and 2003 there are 700,090 and 789,651 allocated shares with a redemption value of $32,547 and $39,814, respectively. The Company classifies the redemption value, which represents its maximum obligation, as Temporary Equity on the consolidated balance sheet with an offsetting amount to retained earnings.

THE NEWARK GROUP, INC. AND SUBSIDIARIES

9.	EMPLOYEE INCENTIVE PLANS

The Company has a non-qualifying Stock Option Plan (the “Plan”) under which it is authorized to grant 300,000 stock options in tandem with stock appreciation rights (“SARs”) to certain employees. The options and SARs vest over a nine-year period from the date of grant. Upon exercise of an option, the holder is entitled to purchase exercisable option shares at the grant price. Alternatively, upon exercise of a tandem SAR, the holder is entitled to receive cash equal to the amount by which the redemption value of the Company’s common stock on the exercise date exceeds the grant price of the related stock options. As SARs are exercised, the corresponding options are cancelled and as options are exercised the corresponding SARs are cancelled.

    Stock Option Plan

	April 30,
	2004		2003		2002
		Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
	Shares
Outstanding at beginning of year	125,000	$29.80	115,000	$28.09	115,000	$28.09
Granted	—	—	10,000	49.53	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Outstanding at end of year	125,000	29.80	125,000	29.80	115,000	28.09

Options exercisable at year-end	106,500	$27.30	85,000	27.17	72,500	26.72

Weighted-average fair value of options granted during the year		$—		$49.53		$—

The following table summarizes information about stock options outstanding and exercisable at April 30, 2004.

Outstanding			Exercisable
Outstanding Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Exercise Price
90,000	1	$25.00	90,000	$25.00
10,000	3	33.93	7,000	33.93
15,000	5	42.72	7,500	42.72
10,000	8	49.53	2,000	49.53

125,000	2.2	29.80	106,500	27.30

The Company has a second employee stock compensation plan under which it grants SARs without options to certain employees. These SARs have a weighted average contractual life of 1.7 years.

THE NEWARK GROUP, INC. AND SUBSIDIARIES

    Stock Appreciation Rights Plan

	April 30,
	2004		2003		2002
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price

Outstanding at beginning of year	122,500	$46.16	116,167	$44.19	114,667	$43.90
Granted	13,000	50.42	23,500	49.53	6,500	48.75
Exercised	(21,500)	44.31	(16,000)	36.82	(3,000)	43.09
Forfeited	—	—	(1,167)	46.01	(2,000)	43.82

Outstanding at end of year	114,000	47.00	122,500	46.16	116,167	44.19

Total options exercisable at year end	98,170	46.51	104,661	45.60	86,191	43.42
Weighted-average fair value of options granted during the year		$50.42		$49.53		$48.75

In 2004, the Company recorded a decrease to compensation expense of $518 arising from all employee incentive plans. In 2003 and 2002, charges to earnings arising from all employee incentive plans were $155, and $360, respectively.

10.	RETIREMENT PLANS

The Company has defined pension plans covering substantially all of its employees. Benefits for salaried employees are based on average salary of last five years of employment and years of service, while hourly plan benefits are based on a fixed benefit rate and years of service.

U.S. Defined Benefit Plans

Pension expense includes the following components:

	April 30,
	2004	2003	2002
Service Cost	$3,772	$3,413	$3,522
Interest Cost on Projected Benefit Obligation	5,865	5,678	5,463
Expected Return on Assets (Gain) Loss	(4,986)	(5,444)	(6,429)
Net Amortization	1,546	488	76

Net Pension Expense	$6,197	$4,135	$2,632

Assumptions used in determining the domestic Plan’s funded status are:

	April 30,
	2004	2003	2002
Discount Rate	6.25%	6.50%	7.25%
Rate of Increase in Compensation Levels	3.00%	3.00%	5.00%
Expected Rate of Return on Assets	8.75%	8.75%	9.50%

THE NEWARK GROUP, INC. AND SUBSIDIARIES

The following table sets forth the domestic Plan’s funded status and the amount recognized in the Company’s consolidated balance sheets as follows:

	April 30,
	2004	2003
	Accumulated Benefits Exceed Assets	Accumulated Benefits Exceed Assets
Change in Benefit Obligation:

Projected Benefit Obligation at end of prior year	$94,157	$85,750
Service Cost	3,772	3,413
Interest Cost	5,865	5,678
Actuarial loss	1,726	1,833
Plan amendments	355	791
Benefits paid	(3,689)	(3,308)

Projected Benefit Obligation at end of year	102,186	94,157

Change in Plan Assets:

Plan Assets at Fair Value at end of prior year	57,174	62,399
Actual gain (loss) on plan assets	10,011	(6,623)
Employer contributions	6,202	4,706
Benefits paid	(3,689)	(3,308)

Plan Assets at Fair Value at end of year	69,698	57,174

Funded Status	(32,488)	(36,983)

Unrecognized Net Loss	27,807	32,489
Unrecognized Prior Service Cost	3,020	2,961
Unrecognized Net Transition (Asset) Obligation	107	45

Net Amount Recognized	$(1,554)	$(1,488)

Amounts recognized in the consolidated balance sheets consist of:

	April 30,
	2004	2003
Accrued Benefit Cost	$(22,601)	$(27,523)
Intangible Assets	3,145	3,085
Accumulated Other Comprehensive Loss	17,902	22,950

Net Amount Recognized	$(1,554)	$(1,488)

The Company’s pension plan weighted-average asset allocations at April 30, 2004 and 2003, by asset category are as follows:

	April 30,
	2004	2003
Equity Securities	65%	57%
Debt Securities	12%	12%
Other	23%	31%

	100%	100%

THE NEWARK GROUP, INC. AND SUBSIDIARIES

The Company’s investment policy is designed to provide flexibility in the asset mix decision based on management’s assessment of economic conditions with the overall objective being maximum rates of return appropriately balanced to minimize market risks. The Company’s contributions for the years ended April 30, 2004, 2003, and 2002 are $6,202, $4,706, and $2,707, respectively. The Company expects its required contributions for its fiscal year ending April 30, 2005 to be approximately $5,500. Benefits paid out of the Plan for the years ended April 30, 2004, 2003, and 2002 are $3,689, $3,308, and $3,015, respectively.

The Expected Long-Term Rate-of-Return on Plan Assets has been selected based upon the investment class allocation objectives of the Trust chosen by the Plan Committee, as well as the historical returns for such investment classes. As of May 1, 2003, the investment allocation was approximately 65% in Large Cap Equities and 35% in Mutual Funds and Fixed Income Investments of varying durations. The Expected Long-Term Rate-of-Return will be adjusted annually to take into account changes in historical returns on the appropriate indices and any changes in the Plan’s investment allocation strategies.

Foreign Defined Benefit Plans

One of the Company’s foreign subsidiaries has defined benefit plans that cover substantially all of its employees. Benefits are based on the employees’ years of service and compensation. The Company’s foreign plans are generally funded currently.

Pension expense includes the following components:

	April 30,
	2004	2003	2002
Service Cost	$125	$110	$85
Interest Cost on Projected Benefit Obligation	212	184	134
Actual Return on Assets (Loss)	161	137	104
Net Amortization and Deferral	(114)	(320)	(184)

Net Pension Expense	$384	$111	$139

THE NEWARK GROUP, INC. AND SUBSIDIARIES

The following table sets forth the foreign Plan’s funded status and the amount recognized in the Company’s consolidated balance sheets as follows:

	April 30,
	2004	2003
	Accumulated Benefits Exceed Assets	Accumulated Benefits Exceed Assets
Projected Benefit Obligation at end of prior year	$3,920	$2,978
Foreign Currency	316	673
Service Cost	125	110
Interest Cost	212	184
Actuarial (Gain)/Loss	(412)	—
Benefits paid	(13)	(25)

Project Benefit Obligation at end of year	4,148	3,920

Plan Assets at Fair Value at end of prior year	2,938	2,222
Foreign Currency	237	504
Actual gain on plan assets	161	137
Employer contributions	284	65
Employee contributions	161	35
Benefits paid	(13)	(25)
Asset losses	(993)	—

Plan Assets at Fair Value at end of year	2,775	2,938

Funded Status	(1,373)	(982)
Unrecognized Net Loss	47	43
Unrecognized Prior Service Cost	29	11

Net Amount Recognized	$(1,297)	$(928)

Assumptions used in determining the foreign Plan’s funded status are:

	April 30,
	2004	2003	2002
Discount Rate	5.36%	5.36%	5.36%
Rate of Increase in Compensation Levels	4.00%	4.00%	4.00%
Expected Rate of Return on Assets	5.00%	5.00%	5.00%

Defined Contribution Plan

The Company has defined contribution plans for substantially all US employees. The Company’s 401K contributions are determined based upon a percentage of employee contributions. The expense for the years ended April 30, 2004, 2003 and 2002 is $655, $700, and $749, respectively.

11.	INCOME TAXES

The company has recorded a deferred tax asset relating to operating loss carry-forwards and tax credits for federal, foreign, and state purposes of $45,454 and $16,197 as of April 30, 2004 and 2003.

The federal net operating losses can be carried forward for twenty years and have expiration dates of April 30, 2023 and 2024. State net operating loss carry-forwards of $6,817 have expiration dates ranging from April 30, 2007 through April 30, 2024. Foreign net operating losses of $5,640 can be carried forward indefinitely; foreign net operating losses and credits of $2,153 have expiration dates ranging from April 30, 2008 to April 30, 2019.

THE NEWARK GROUP, INC. AND SUBSIDIARIES

Realization of the asset is dependent upon generating sufficient taxable income in future periods. Due to the uncertainty of the realization of certain state and foreign tax carry forwards the Company has established a valuation allowance of $6,408 and $4,650 as of April 30, 2004 and 2003, respectively.

The components of income tax (benefit) expense are as follows:

	April 30,
	2004	2003	2002
Current:
Federal	$—	$(17,019)	$3,299
State	(190)	(165)	642
Foreign	1,497	2,648	3,501

	1,307	(14,536)	7,442

Deferred:
Federal	(17,488)	15,443	(808)
State	665	101	(145)
Foreign	(474)	(700)	(2,260)

	(17,297)	14,844	(3,213)

Income Tax (Benefit) Expense	$(15,990)	$308	$4,229

Effective Tax Rate	(50.2)%	45.3%	44.5%

The reconciliation between the statutory federal tax rate and the Company’s effective income tax rate are as follows:

	April 30,
	2004	2003	2002
Statutory federal tax rate	(35.0)%	35.0%	35.0%
State taxes, net of federal benefit	(6.1)	4.8	4.0
Foreign tax rate differential	(8.1)	5.2	2.8
Other, net	(1.0)	0.3	2.7

Effective tax rate	(50.2)%	45.3%	44.5%

THE NEWARK GROUP, INC. AND SUBSIDIARIES

The components of net deferred tax asset and liability are as follows:

	April 30,
	2004	2003
Current:
Loss Carry forwards / Credits	$8,226	$—
Allowance for Doubtful Accounts	1,216	481
Inventory Reserve	197	146
Vacation Pay Reserve	1,999	1,940
Other	1,917	2,333

Current Deferred Tax Asset	13,555	4,900

Non-Current:
Loss Carry-forward	37,228	16,197
Pension Costs	8,442	10,220
Cash Flow Hedge	480	—

Non-Current Deferred Tax Asset	46,150	26,417

Total Deferred Tax Assets	59,705	31,317
Valuation Allowance	(6,408)	(4,650)

Total Deferred Tax Assets, Net of Valuation Allowance	53,297	26,667

Non Current:
Property, Plant and Equipment	(50,447)	(43,088)
Goodwill	(4,000)	(1,231)
Cash Flow Hedge	—	(39)
Other	(1,192)	(1,535)

Total Deferred Tax Liability	(55,639)	(45,893)

Net Deferred Tax Liability	$(2,342)	$(19,226)

Net current deferred tax assets of $7,726 and $4,900 are included in other current assets as of April 30, 2004 and 2003, respectively.

The Company has not provided for United States deferred income taxes or foreign withholding taxes on undistributed earnings of its foreign subsidiaries because these earnings are intended to be reinvested indefinitely. As of April 30, 2004, 2003, and 2002 the respective earnings are $20,896, $14,840, and $14,597.

12.	TREASURY STOCK

Treasury stock transactions during the years ended April 30, 2004 and 2003 are as follows:

	Shares	Treasury Stock
Balance, April 30, 2001	1,881,177	$38,705
Purchase of Additional Shares	84,900	4,217

Balance, April 30, 2002	1,966,077	42,922
Purchase of Additional Shares	65,483	3,257

Balance, April 30, 2003	2,031,560	46,179
Purchase of Additional Shares	89,561	4,517

Balance, April 30, 2004	2,121,121	$50,696

THE NEWARK GROUP, INC. AND SUBSIDIARIES

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and Cash Equivalents – The carrying amount reported in the consolidated balance sheets for cash and cash equivalents is its fair value.

Marketable Securities – The carrying about reported in the consolidated balance sheets for marketable securities is its fair value based on quoted market prices.

Accounts Receivable, Accounts Payable and Accrued Expenses – The carrying amount reported in the consolidated balance sheets for accounts receivable, accounts payable and accrued expenses approximates its fair value because of the short-term nature of the accounts.

Cross-Currency Interest Rate Swaps – The carrying amount reported in the consolidated balance sheets for cross-currency interest rate swaps is its fair value based on the cost to terminate the agreements at April 30, 2004 and 2003, as obtained from the counterparties.

Long-Term Debt – The fair value of the 9.75% Senior Subordinated Notes and Subordinated Notes are estimated based on the discounted value of future cash flows utilizing current market rates for debt of the same risk and maturity. Other variable rate debt approximates fair value because the interest rates reset periodically.

The following table compares the carrying amount to the estimated fair value for these debt instruments:

	April 30, 2004		April 30, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
9.75% Senior Subordinated Notes	$175,000	$165,968	$—	$—
7.82% Senior Notes	$—	$—	$75,000	$85,044
Subordinated Notes	$1,556	$2,463	$2,333	$3,143

14.	ACQUISITIONS

The Company made an acquisition for the year ended April 30, 2004. This acquisition was not material to the consolidated financial statements of the Company. Acquisitions are included in the financial results of the Company from the date of acquisition. There were no acquisitions for the year ended April 30, 2003.

2002 Acquisitions

On February 26, 2002, the Company purchased the business of Centracor, Inc. and related assets for $6,000.

All transactions were accounted for under the purchase method.

15.	DISCONTINUED OPERATIONS

On August 31, 2002, the Company sold its Spanish subsidiary Bertako, S.L., which owned the Company’s only folding carton facility. For the years ended April 30, 2003 and 2002, Bertako, S.L. reported net sales of $6,898 and $17,599, respectively, and earnings of $385, (net of taxes of $50) earnings of $218 (net of tax benefit of $320). The net loss on disposal amounts to $2,187. Bertako, S.L. is reported as a discontinued operation because the operations and cash flows of the subsidiary have been eliminated from the ongoing operations of the Company. The Company has no continuing involvement in the operations of the subsidiary subsequent to the sale.

THE NEWARK GROUP, INC. AND SUBSIDIARIES

On March 19, 2001, the Company shut down operations at NP Cogen, a cogeneration plant located in City of Commerce, CA. For the year ended April 30, 2002, NP Cogen had losses of $45 (net of tax benefit of $30). NP Cogen is reported as a discontinued operation because the operations and cash flows of the plant have been eliminated from the ongoing operations of the Company. As a result of the shutdown, the Company has no significant continuing involvement in the operations of the subsidiary.

The following table details the component assets and liabilities included in the consolidated balance sheets as Assets and Other Liabilities From Discontinued Operations as follows:

	April 30,
	2004	2003
Assets and Liabilities of Discontinued Operations:
Accounts Receivable	$—	$—
Property, Plant and Equipment	1,368	1,368
Goodwill and Other Intangibles	—	—
Other Assets	—	—
Other Liabilities	(138)	(185)

	$1,230	$1,183

The consolidated balance sheet has been reclassified to segregate assets and other liabilities of its discontinued operations, and the consolidated statements of operations have been reclassified to segregate the operating results of discontinued operations for all periods presented.

16.	RESTRUCTURING AND IMPAIRMENTS

2004 Restructuring

Restructuring costs incurred resulted from one facility in the Paperboard Segment and two facilities within the Converted Products Segment. The Paperboard Segment facility is located in Newark, NJ and is currently being utilized by other Newark, NJ facilities. Of the total reported 2004 restructuring; costs for this facility are $2,292 with $587 relating to impairment of property, plant and equipment. Fair value was assessed using the best available evidence provided by experienced engineers of the Company. There were 56 severed employees, which primarily represented the hourly workforce. The balance of $7,248 of the 2004 charges in the Paperboard Segment relates to facilities restructured in prior years, which includes $805 for the impairment of raw material inventories that could not be utilized at other facilities within the Company. Restructured locations within the Converted Products Segment are located in Vancouver, WA and Dallas, TX. The Company plans to sell its Vancouver location and has exited its leased facility in Dallas. Restructuring costs for the Converted Products facilities amounted to $1,130. There were 46 severed employees, which primarily represented the hourly workforce.

2003 Restructuring

During its fiscal year ended April 30, 2003 the Company closed three facilities that were operations within the Paperboard Segment. The Company’s senior management deemed that the financial investments required to bring these three operations to a profitable position could not be justified. Additionally, the Company moved to focus its mills in areas where they had a competitive advantage and remove them from two primary grades: coated board for folding cartons and gypsum facing paper for wallboard. The remainder of the business was moved to alternate locations within the Paperboard Segment and raised the utilization rate from 90% to 96%. There were 330 severed employees, which primarily represented the hourly workforce. In order to determine machinery and equipment impairment, fair value was assessed using best available evidence provided by experienced engineers of the Company. In its fiscal 2004, management

THE NEWARK GROUP, INC. AND SUBSIDIARIES

made the decision to make certain of these facilities available for sale upon the completion of on-going site clean up. Consequently, a third party appraisal was performed which indicated real estate impairment. During fiscal 2004, the Company booked $3,445 of impairment relating to the 2003 restructured locations.

2002 Restructuring

Gardiner Paperboard Mill located in Gardiner, ME was closed effective October 18, 2001. It had been operating on a limited basis for several months reflecting a slowness in the overall business of the Paperboard Segment. Under these conditions the mill was operating with a negative cash flow for several months. Senior management elected to end these cash losses and moved the business to other facilities within the Paperboard Segment and proceeded to dismantle most of the assets. Cash flow analyses were performed on certain assets, where a possibility existed to transfer those assets to another Company location, and the net undiscounted cash flows fell short of net book value indicating an impairment. For all other assets fair value was assessed using the best available evidence provided by experienced engineers of the Company. There were 42 severed employees, which primarily represented the hourly workforce. In fiscal 2004, management actively pursued the sale of this facility and as a result received a firm offer to purchase, which indicated impairment in the amount of $247; this impairment was recognized during fiscal 2004.

The components of the Company’s plant restructuring and other charges incurred in 2004, 2003, and 2002 are as follows:

	Paperboard	Converted Products	Corporate	Total
2004 Charges
Severance	$1,263	$353	$—	$1,616
Dismantling and Mothballing	3,193	643	—	3,836
Asset Impairment	5,084	134	1,308	6,526

Total Charges	$9,540	$1,130	$1,308	$11,978

2003 Charges
Severance	$4,806	$—	$—	$4,806
Dismantling and Mothballing	2,440	—	—	2,440
Asset Impairment	4,332	—	—	4,332

Total Charges	$11,578	$—	$—	$11,578

2002 Charges
Severance	$442	$—	$—	$442
Dismantling and Mothballing	1,505	—	—	1,505
Asset Impairment	4,146	—	—	4,146

Total Charges	$6,093	$—	$—	$6,093

THE NEWARK GROUP, INC. AND SUBSIDIARIES

The following table summarizes the Company’s accruals for plant restructuring costs:

	Dismantling and Mothballing Costs	Severance and Payroll Related Costs	Total Provision
2002 Restructuring Charges	$1,505	$442	$1,947
Amounts Paid	(1,005)	(442)	(1,447)

April 30, 2002 Balance	500	—	500

2003 Restructuring Charges	2,440	4,806	7,246
Amounts Paid Against 2002 Charges	(500)	—	(500)
Amounts Paid Against 2003 Charges	(2,295)	(3,837)	(6,132)

April 30, 2003 Balance	145	969	1,114

2004 Restructuring Charges	3,836	1,616	5,452
Amounts Paid Against 2003 Charges	(145)	(969)	(1,114)
Amounts Paid Against 2004 Charges	(3,796)	(1,616)	(5,412)

April 30, 2004 Balance	$40	$—	$40

During the years ended April 30, 2004 and 2003, the Company recorded a charge of $325 and $927, respectively, to reduce inventories to their net realizable value. The inventory was written down to its net realizable value based upon the Company’s decision to close the facilities. This charge is included in Cost of Sales.

Within Corporate, impairment charges of $1,308 primarily relate to a vacant property that the Company did not actively pursue the marketing and sale of until fiscal 2004.

17.	SEGMENT INFORMATION

The Company operates in principally three business segments.

The Paperboard Segment consists of facilities that manufacture recycled paperboard and facilities that collect, sort and process recovered paper for internal consumption and sales to other paper manufacturers.

The Converted Products Segment is principally made up of facilities that laminate, cut and form paperboard into fiber components for tubes and cores, protective packaging, books, games and office products. Inter-Segment sales are recorded at prices, which approximate market prices.

The International Segment consists of facilities throughout Europe that are managed separately from North American operations. The vertical integration of this Segment offers both paperboard manufacturing and converting. To date there is minimal business transaction between the North American Segments (Paperboard and Converted Products) and International Segment.

The Company evaluates performance and allocates resources based on operating profits and losses of each business segment. Operating results include all costs and expenses directly related to the segment involved. Corporate includes corporate, general, administrative and unallocated expenses.

Identifiable assets are accumulated by facility within each business segment.

THE NEWARK GROUP, INC. AND SUBSIDIARIES

The following table presents certain business segment information for the periods indicated.

	April 30,
	2004	2003	2002
Sales (aggregate):
Paperboard	$534,385	$545,648	$524,005
Converted Products	253,019	259,978	247,051
International	143,229	122,310	101,551

Total:	$930,633	$927,936	$872,607

Less sales (inter-segment):
Paperboard	$(136,732)	$(123,713)	$(115,604)
Converted Products	(6,162)	(5,821)	(5,585)
International	(132)	(172)	(1,449)

Total:	$(143,026)	$(129,706)	$(122,638)

Sales (external customers):
Paperboard	$397,652	$421,935	$408,401
Converted Products	246,858	254,157	241,466
International	143,097	122,138	100,102

Total:	$787,607	$798,230	$749,969

Operating Income:
Paperboard	$11,559	$13,548	$18,014
Converted Products	(12,168)	(300)	(3,302)
International	12,802	7,913	7,886

Total Segment Operating Income:	$12,193	$21,161	$22,598

Corporate Expense	17,332	14,815	7,502
Total Operating Income:	$(5,139)	$6,346	$15,096

Interest Expense	$(16,856)	$(9,394)	$(8,957)
Interest Income	142	260	387
Loss on Extinguishment of Debt	(10,824)	—	—
Equity in Income of Investees	1,217	1,512	1,415
Other Income (Expense), Net	(421)	1,955	1,559

Earnings (Loss) from Continuing Operations Before Income Taxes, Minority Interest and Cumulative Effect of Accounting Change	$(31,881)	679	9,500
(Benefit) Expense for Income Tax	(15,990)	308	4,229
Minority Interest (Net of tax)	—	(4)	(2)

Earnings (Loss) from Continuing Operations Before Cumulative Effect of Accounting Change	$(15,891)	$367	$5,269

Identifiable Assets:
Paperboard	$336,995	$346,307	$275,150

Converted Products	101,491	92,279	97,129

International	131,485	126,819	131,116

Corporate	31,679	37,644	34,021

Total:	$601,650	$603,049	$537,416

Depreciation and Amortization:
Paperboard	$19,911	$12,967	$21,276
Converted Products	4,419	3,589	5,753
International	4,827	9,727	10,801
Corporate	2,367	1,893	754

Total:	$31,524	$28,176	$38,584

Purchases of Property, Plant and Equipment:
Paperboard	$14,297	$46,337	$120,242
Converted Products	7,963	4,438	3,965
International	2,294	2,700	1,213
Corporate	82	343	200

Total:	$24,636	$53,818	$125,620

THE NEWARK GROUP, INC. AND SUBSIDIARIES

Geographic Regions

Sales to unaffiliated customers (based on country of origin) and long-lived assets by geographic region are as follows:

	April 30,
	2004	2003	2002
Sales to Unaffiliated Customers
United States	$637,264	$670,418	$644,730
Europe	143,229	122,138	100,102
Canada	7,114	5,674	5,137

Total	$787,607	$798,230	$749,969

Net Property, Plant and Equipment, Goodwill and Intangibles

United States	$315,171	$326,511	$272,043
Europe	56,875	55,209	52,846
Canada	6,559	6,513	5,861

Total	$378,605	$388,233	$330,750

18.	RELATED PARTY TRANSACTIONS

The Company leases its corporate headquarters located at 20 Jackson Drive, Cranford, New Jersey from Jackson Drive Corp., a corporation owned by two directors and officers of the Company. For the years ended April 30, 2004, 2003, and 2002, the amount paid to that company under the lease was $ 348 in each year.

At April 30, 2004 and 2003, the Company has $1,167 and $1,708, respectively outstanding in loans to some of its executive officers and directors. These amounts are recorded in other current and long term assets.

Pursuant to an agreement with one of its officers, dated May 1, 1980, as amended, the officer may require the company to repurchase, or the Company may require him to sell to the Company, all of its common stock, owned by him upon his termination of employment and for a period three years thereafter. The purchase price will be the then value per share as determined by the independent appraiser engaged to determine the price at which the Company purchases shares from participants in its employee stock ownership plan. The purchase price will be paid 10% down and the balance by a subordinated note, with interest at the prime rate as in effect from time to time during the 10-year term of the note. As of April 30, 2004 and 2003, there were 199,783 shares subject to this agreement with a redemption value of $9,288 and $10,073, respectively, and will be paid over a ten-year period. The Company classifies the redemption value, which represents its maximum obligations, as temporary equity on the consolidated balance sheet, with an offsetting amount to retained earnings.

THE NEWARK GROUP, INC. AND SUBSIDIARIES

19.	RESTATEMENT OF STATEMENTS OF CASH FLOWS

Subsequent to the issuance of the consolidated financial statements for the period ended April 30, 2003 the Company determined that the cash flow related to the Company’s cash overdraft should have been classified as a financing activity rather than as an operating activity. As a result, the consolidated statements of cash flows for the years ended April 30, 2003 and 2002 have been restated to reflect the cash flows related to the Company’s cash overdraft as a financing activity rather than an operating activity. A summary of the effect of the restatement on cash flows provided by operating and financing activities is as follows:

	As Previously Reported	As Restated
Year ended April 30, 2003:
Cash flows provided by operating activities	$38,946	$27,203
Cash flows provided by financing activities	$1,606	$13,349

Year ended April 30, 2002:
Cash flows provided by operating activities	$64,253	$61,473
Cash flows provided by financing activities	$31,954	$34,734

20.	SUBSEQUENT EVENTS

Two facilities within the Converted Products Segment, NPP Kountze, located in Kountze, TX and NPP Stockton, located in Stockton, CA, were closed during the first quarter of fiscal 2005. Estimates for restructuring costs are approximately $500 and will be recognized during the year ending April 30, 2005.

A brokerage office in the Paperboard Segment was closed effective July 15, 2004. The Company is in the process of evaluating restructuring costs for this location, which will be recognized during the year ending April 30, 2005.

The Newark Group, Inc.

[LOGO]

Offer to Exchange

9 3/4% Senior Subordinated Exchange Notes due 2014

for all Outstanding

9 3/4% Senior Subordinated Notes due 2014

PROSPECTUS

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Subsection (2) of Section 3-5, Title 14A of the New Jersey Business Corporation Act empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a corporate agent (i.e., a director, officer, employee or agent of the corporation or a director, officer, trustee, employee or agent of another related corporation or enterprise), against reasonable costs (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceedings, had no reasonable cause to believe that such conduct was unlawful.

Subsection (3) of the Section 3-5 empowers a corporation to indemnify a corporate agent against reasonable costs (including attorneys’ fees) incurred by him in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves such corporate agent by reason of the fact that he is or was a corporate agent if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Superior Court of New Jersey or the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Subsection (4) of Section 3-5 provides that to the extent that a corporate agent has been successful in the defense of any action, suit or proceeding referred to in subsections (2) and (3) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) incurred by him in connection therewith; subsection (8) of Section 3-5 provides that indemnification provided for by Section 3-5 shall not be deemed exclusive of any rights to which the indemnified party may be entitled; and subsection (9) of Section 3-5 empowers a corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or expenses incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities and expenses under Section 3-5.

The Registrant’s Amended and Restated By-Laws contains the following provision regarding indemnification:

“Every person who is or was a director or officer of the corporation shall be indemnified by the corporation to the fullest extent allowed by law, including the indemnification permitted by N.J.S. 14A:3-5(8), against all liabilities and expenses imposed upon or incurred by that person in connection with any proceeding in which that person may be made, or threatened to be made, a party, or in which that person may become involved by reason of that person being or having been a director or officer or of serving or having served in any capacity with any other enterprise at the request of the corporation, whether or not that person is a director or officer or continues to serve the other enterprise at the time the liabilities or expenses are imposed or incurred.

During the pendency of any such proceeding, the corporation shall, to the fullest extent permitted by law, promptly advance expenses that are incurred, from time to time, by a director or officer in connection with the proceeding, subject to the receipt by the corporation of an undertaking as required by law.”

The Registrant’s Amended and Restated Certificate of Incorporation contains the following provision regarding certain limitations on the liability of directors and officers:

“A director or an officer of the corporation shall not be personally liable to the corporation or its shareholders for the breach of any duty owed to the corporation or its shareholders except to the extent that an exemption from personal liability is not permitted by the New Jersey Business Corporation Act.”

The Registrant’s has obtained directors’ and officers’ liability insurance providing coverage of up to $10.0 million.

Item 21. Exhibits.

The exhibits listed below are part of this Registration Statement on Form S-4 and are numbered in accordance with Item 601 of Regulation S-K.

3.1*	Amended and Restated Certificate of Incorporation

3.2*	Amended and Restated By-laws

4.1*	Indenture, dated March 12, 2004, between The Newark Group, Inc. and The Bank of New York, as Trustee

4.2*	Rule 144A Global Note relating to the 9¾% Senior Subordinated Notes due 2014 of The Newark Group, Inc.

4.3*	Regulation S Global Note relating to the 9¾% Senior Subordinated Notes due 2014 of The Newark Group, Inc.

5.1+	Opinion of Lowenstein Sandler PC (including the consent of such firm) regarding the legality of the securities

8.1+	Opinion of Lowenstein Sandler PC regarding the material United States federal income tax consequences to the holders of the securities being offered

10.1*	The Newark Group, Inc. Stock Option Plan

10.2*	The Newark Group, Inc. Stock Appreciation Rights Plan

10.3*	The Newark Group, Inc. Employees’ Stock Ownership Plan

10.4*	Purchase Agreement, dated as of March 5, 2004, between The Newark Group, Inc. and Wachovia Capital Markets, LLC on behalf of itself and the several initial purchasers named therein.

10.5*	Registration Rights Agreement, dated as of March 12, 2004, between The Newark Group, Inc. and Wachovia Capital Markets, LLC on behalf of itself and the several initial purchasers named therein

10.6*	$150,000,000 Credit Agreement, dated as of March 12, 2004, among The Newark Group, Inc., Newark Group International B.V., Wachovia Bank, National Association and the other lenders parties thereto

12.1*	Computation of Ratio of Earnings to Fixed Charges

14.1*	The Newark Group, Inc. Code of Ethics

21.1*	Subsidiaries of The Newark Group, Inc.

23.1+	Consent of Lowenstein Sandler PC (included as part of its opinion filed as Exhibit 5.1 hereto)

23.3*	Consent of Deloitte & Touche LLP, independent certified accountants for the Company

24.1*	Powers of Attorney (included on signature pages)

25.1+	Form T-1, Statement of Eligibility and Qualification of Trustee

99.1+	Form of Letter of Transmittal

99.2+	Form of Notice of Guaranteed Delivery

*	Filed herewith.
+	To be filed by amendment

Item 22. Undertakings.

The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the “Securities Act”), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 under the Securities Act, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

a. To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(a) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change of such information in the Registration Statement.

b. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

d. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed part of the Registration Statement as of the time it was declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the undersigned registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cranford, State of New Jersey, on the 7th day of September, 2004.

The Newark Group, Inc.

By:	/s/ ROBERT H. MULLEN
Robert H. Mullen Chief Executive Officer and President

POWER OF ATTORNEY

Each of the undersigned officers and directors of The Newark Group, Inc., hereby constitutes and appoints Robert H. Mullen and Joseph E. Byrne, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement of The Newark Group, Inc. on Form S-4, and any other Registration Statement relating to the same offering, and any and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

	Signature	Title

By	/s/ ROBERT H. MULLEN Robert H. Mullen	Chief Executive Officer, President and Director (Principal Executive Officer)

By	/s/ JOSEPH E. BYRNE Joseph E. Byrne	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

By	/s/ Fred G. von Zuben Fred G. von Zuben	Chairman of the Board of Directors

By	/s/ EDWARD K. MULLEN Edward K. Mullen	Vice Chairman of the Board of Directors

By	/s/ MARTIN A. CHOOLJIAN Martin A. Chooljian	Director

By	/s/ JOSEPH DIMARTINO Joseph DiMartino	Director

By	/s/ BENEDICT M. KOHL Benedict M. Kohl	Director

By	/s/ FRED H. ROHN Fred H. Rohn	Director